Exhibit 99.1

March 31, 2009

ANNUAL INFORMATION FORM

For the year ended

December 31, 2008

IAMGOLD CORPORATION

Table of Contents

ITEM I		NAME AND INCORPORATION	12

ITEM II		GENERAL DEVELOPMENT OF THE BUSINESS	12

1.	THREE-YEAR HISTORY		12
2.	SIGNIFICANT ACQUISITIONS		18
3.	TRENDS		18
4.	RISK FACTORS		18

ITEM III		DESCRIPTION OF THE BUSINESS	40

1.	MINING ACTIVITIES: CANADA		40
	1.1	Westwood Project	40
	1.2	Doyon Division - Doyon and Mouska Gold Mines	46
2.	MINING ACTIVITIES - INTERNATIONAL		50
	2.1	Africa: Burkina Faso - Essakane Project	50
	2.2	Africa: Ghana - Tarkwa Gold Mine	63
	2.3	Africa: Ghana - Damang Gold Mine	69
	2.4	Africa: Botswana - Mupane Gold Mine	73
	2.5	Africa: Republic of Mali - Sadiola Gold Mine	76
	2.6	Africa: Republic of Mali - Yatela Gold Mine	82
	2.7	Africa: Tanzania - Buckreef Project	86
	2.8	Africa: Tanzania - Kitongo Project	89
	2.9	South America: Suriname - Rosebel Gold Mine	89
	2.10	South America: Ecuador - Quimsacocha Project	95
	2.11	South America: French Guiana - Camp Caiman Project	100
	2.12	South America: Peru - La Arena Project	104
3.	NON-GOLD		104
	3.1	Ferroniobium Production - Niobec Mine	104
	3.2	Diamond Royalty - Diavik Project	109
4.	EXPLORATION		109
	4.1	General	109
	4.2	Capitalized Exploration and Development Projects	110
	4.3	Greenfields Exploration and Development Expensed	112
	4.4	Outlook	115
5.	MINERAL RESERVES AND RESOURCES		115
6.	OTHER ASPECTS OF THE BUSINESS		121
	6.1	Marketing of Production	121
	6.2	Government Regulation	122
	6.3	Environment	123
	6.4	Community Relations	124
	6.5	Taxes	124
	6.6	Mining Development and Construction	124
	6.7	Intellectual Property	125
	6.8	Competition	125
	6.9	Sale of Production	126
	6.10	Employee Relations	126
7.	DIVIDENDS		127
8.	LITIGATION		127

ITEM IV		DESCRIPTION OF CAPITAL STRUCTURE	127

ITEM V		MARKET FOR SECURITIES	129

ITEM VI		DIRECTORS AND OFFICERS	129

1.	DIRECTORS	129
2.	EXECUTIVE OFFICERS	131
3.	SHAREHOLDINGS OF DIRECTORS AND OFFICERS	132
4.	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	132

ITEM VII	AUDIT COMMITTEE	133

1.	COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS	133
2.	MANDATE OF THE AUDIT COMMITTEE	136
3.	POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES	136
4.	EXTERNAL AUDITOR SERVICE FEES	136

ITEM VIII	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	137

ITEM IX	TRANSFER AGENT AND REGISTRAR	137

ITEM X	MATERIAL CONTRACTS	138

ITEM XI	INTERESTS OF EXPERTS	139

ITEM XII	ADDITIONAL INFORMATION	139

SCHEDULE A – ORGANIZATIONAL CHART

SCHEDULE B – AUDIT COMMITTEE CHARTER

List of Maps and Tables

IAMGOLD’s Corporate Structure	13
MINERAL RESERVES AND RESOURCES	115

Explanatory Notes:

1.	All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.

IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.	Unless otherwise specified, reference herein to the 2008 Annual Report are references to IAMGOLD’s Annual Report for the year ended December 31, 2008. All such references are incorporated herein.

5.

The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2008 and the management’s discussion and analysis thereon.

6.

The 2008 Annual Report, the Company’s Annual Financial Statements for the year ended December 31, 2008 and the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Cautionary Note to US Investors Regarding Mineral Reporting Standards

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves”

are used in this Annual Information Form and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources, proven mineral reserves or probable mineral reserves will ever be upgraded or mined. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Annual Information Form is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Information Form containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. US investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales targets (including market share evolution in regard to niobium), cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and resources (including, but not limited to, Rosebel’s potential for further increases) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects including, but not limited to, the Essakane, Westwood, Quimsacocha, Buckreef and La Arena projects and exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives including, but not limited to, with respect to the Camp Caiman Project; outcome of negotiations with the Government of Ghana regarding fiscal stability agreements for the Damang and Tarkwa Gold Mines; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants; the integration of operations, technologies and personnel of acquired operations and properties and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave ins, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold, niobium and other minerals; recent unprecedented events in global financial markets; recent market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace reserves depleted by production; over/underestimation of reserve and resource calculations; fluctuations in exchange rates of currencies; failure to obtain financing as and when required to fund exploration and development; default under the Company’s credit facility due to violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a holding company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests (including goodwill) and actual fair values; inherent risks related to the use of derivative instruments; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions; health risks associated with the mining work force in Africa; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Company’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk; ability to obtain the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in Ecuador and French Guiana, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Essakane Project and the Westwood Project; the training of workers and the resettlement of local communities in connection with the Essakane Project; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Recent unprecedented events in global financial and credit markets have resulted in high market and commodity price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: Aircore.

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon in pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where gold absorption stage follow the gold leaching stage.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: Diamond Drilling or Diamond Drill.

Deferred development: development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

Deferred stripping: The capitalization of additional waste material mined, deemed to be a betterment, in order to extract an ore body in an open pit operation.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

EHS: environmental health and safety.

EMS: environmental management system.

g Au/t: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

MW: megawatts.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under Section 5 of Item III below.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under Section 5 of Item III below.

Mtpa: Million tonnes per annum.

Ounce: refers to one troy ounce, which is equal to 31.103 grams.

QA-QC: quality-assurance / quality control.

Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the project or report, and is a member in good standing of a self regulating organization, as more fully referenced in NI 43-101.

RAB: Rotary air blast.

RC: reversed circulation.

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

SAG: Semi-autogenous grinding.

SAMREC: South African Code for Reporting of Mineral Resources and Mineral Reserves.

Stope: the underground excavation from which the ore is extracted.

Stoping: the process of mining an underground orebody.

Stripping: In Mining: the process of removing overburden or waste rock to expose ore. In Processing: the process of removing the gold from loaded carbon by use of a hot caustic cyanide solution.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility (TSF): a containment area used to deposit tailings from milling.

TGB: Tati Greenstone Belt.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kg.

Financial Terms

2008 Credit Facility: means the credit agreement providing for a revolving facility of up to C$140 million entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia and Société Générale on April 15, 2008.

2008 Financial Creditors: means the syndicate of financial institutions party to the 2008 Credit Facility.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns (“NSR”) or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola and Yatela mines, as well as the Buckreef and Kitongo projects, refer to the definitions of the JORC Code (defined below) and for the Tarkwa and Damang mines, refer to the definitions of the SAMREC Code (defined below) under the headings “Australasian Code for Reporting of Mineral Resources and Ore Reserves – South African Code for Reporting of Mineral Resources Mineral Reserves” below.

Canadian Standards for Mineral Resources and Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to US Investors Regarding Mineral Reporting Standards” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal or mineral prices and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * * * * * *

Australasian Code for Reporting of Mineral Resources and Ore Reserves – South African Code for Reporting of Mineral Resources and Mineral Reserves

The estimates of ore reserves and mineral resources for the Sadiola and Yatela mines, as well as the Buckreef and Kitongo projects set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). The estimates for mineral reserves and mineral resources for the Tarkwa and Damang mines set out in this Annual Information Form have been calculated in accordance with the South Africa Code for Reporting of Mineral Resources and Mineral Reserves as prepared by the South African Mineral Committee under the auspices of the South African Institute of Mining and Metallurgy (the “SAMREC Code”). The SAMREC Code was established in 1998 and was modeled on the JORC Code. NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code or the SAMREC Code, subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) and mineral reserves (under the SAMREC Code) are as follows.

Ore reserve (under the JORC Code) and mineral reserve (under the SAMREC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

Probable ore reserve (under the JORC Code) and probable mineral reserve (under the SAMREC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved ore reserve (under the JORC Code) and proved mineral reserve (under the SAMREC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code and the SAMREC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore/mineral reserves and mineral resources as set forth in the JORC Code and the SAMREC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore/mineral reserves and mineral resources for the Tarkwa, Damang, Sadiola and Yatela gold mines and the Buckreef and Kitongo projects were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Symbols Used

Ag	=	silver

Au	=	gold

Cu	=	copper

FeNb	=	ferroniobium

Mg	=	Magnesium

Nb	=	niobium

Nb2O5	=	niobium pentoxide (pyrochlore)

Item I	Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares (“First Preference Shares”), issuable in series, and an unlimited number of second preference shares (“Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”).

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II	General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has therein.

Other property interests of IAMGOLD include the following:

(a)

a 100% interest in the mining leases in the Province of Québec, Canada, on which the Doyon gold mine (the “Doyon Gold Mine”) and the Mouska gold mine (the “Mouska Gold Mine”, and together with the Doyon Mine (the “Doyon Division”) are located and which are held by IAMGOLD-Québec Management Inc. (“IMG-Qc”);

(b)

an indirect 18.9% interest (held through Repadre International Corporation) in Abosso Goldfields Limited (“Abosso”), the holder of the mineral rights to the Damang concession in Ghana on which the Damang gold mine is located (the “Damang Gold Mine”). The Damang concession is contiguous with the concession on which the Tarkwa gold mine is located;

(c)

an indirect 38% interest (held through AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of the Company incorporated under the laws of Barbados) in La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), the owner of the mining rights for the mining permit area (the

“Sadiola Mining Permit”) in Mali on which the Sadiola gold mine (the “Sadiola Gold Mine”) is located;

(d)

an indirect 50% interest (held through AGEM) in Sadiola Exploration Limited (“SADEX”) which holds an 80% interest in Yatela Exploitation Company Limited (“YATELA”), the owner of the mining rights for the mining permit area in Mali that is immediately to the north of the Sadiola Mining Permit and on which the Yatela gold mine (the “Yatela Gold Mine”) is located;

(e)	an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area in Botswana on which the Mupane gold mine (the “Mupane Gold Mine”) is located;

(f)

an indirect 100% interest in IAMGOLD Tanzania Limited, which owns or has the right to earn between a 75 and 80 per cent interest in the prospecting and mining licenses relating to the Buckreef exploration project (the “Buckreef Project”) in Tanzania;

(g)	an indirect 100% interest in IAMGOLD Guyane S.A.S., which owns the mining rights in connection with the Camp Caiman project (the “Camp Caiman Project”) in French Guiana;

(h)	an indirect 100% interest in La Arena S.A., the owner of the mining concessions relating to the La Arena gold-copper project (the “La Arena Project”) in Peru; and

(i)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

The Company is the operator of the Rosebel, Niobec, Mupane, Doyon and Mouska mines. The chart attached hereto as Schedule A sets out the subsidiaries of the Corporation, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects and the other property interests of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has therein.

Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (“Gallery Gold”). Prior to the completion of the transaction, the principal assets of Gallery Gold consisted of an indirect 100% interest in the Mupane Gold Mine and the Buckreef Project.

On April 26, 2006, the Company announced the sale of its portfolio of eleven gold royalties to Battle Mountain Gold Exploration in consideration of $13.8 million in cash, a $2 million convertible debenture and 12 million Battle Mountain shares, the whole having an aggregate value of $21.8 million.

Effective November 8, 2006 (the “Acquisition Date”), the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc., with Cambior pursuant to the terms of a court-sanctioned arrangement (the “Cambior Arrangement”). Prior to the completion of the transaction, the principal assets of Cambior consisted of an indirect 95% interest in the Rosebel gold mine (the “Rosebel Gold Mine”) in Suriname, a 100% interest in the Doyon Division, a 100% interest in the Sleeping Giant gold mine (the “Sleeping Giant Gold Mine”) in Québec, Canada, a 100% interest in the Niobec mine (the “Niobec Mine”) in Québec, Canada and an indirect 100% interest in the Camp Caiman Project.

With the acquisitions of Gallery Gold and Cambior, the Company became a mine operator and the tenth largest publicly-traded gold company in the world with an annual production rate of close to one million ounces.

Effective March 21, 2007, the Company sold its 70% interest in Omai Bauxite Mining Inc. and its 100% interest in Omai Services Inc. to Bosai Minerals Group Co. Ltd. (“Bosai Minerals”) for cash proceeds of $28.5 million. Bosai Minerals assumed $17.7 million of third-party debt as part of the transaction.

Effective February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute Mining (Tanzania) Limited (“Resolute”) for $6.0 million in shares of Resolute and a retained $10/oz royalty on additional ounces discovered and attributable to the Company’s former interest capped at an amount of $3.75 million.

In March 2008, the Company issued 928,962 flow-through Common Shares for proceeds of C$8,500,000. As of December 31, 2008, the Company had applied all of the flow-through share proceeds raised to fund prescribed resource expenditures on the Company’s Westwood project (the “Westwood Project") in Québec, Canada. Prior to December 31, 2008, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On May 5, 2008, the Company announced it had entered into an agreement for the sale of its Peruvian development gold-copper La Arena project. The sale was contingent on financing arrangements with the buyer. Due to the constraints of the current credit markets, alternative financial structures are being considered by the buyer to conclude the transaction. The Company has received additional expressions of interest for the property from other parties. In addition, the Company will continue to assess the option of developing the property.

On July 23, 2008, the Company acquired the participation royalty on production from the Doyon Gold Mine and the Westwood Project from Barrick Gold Corporation for $13 million in cash. The transaction eliminated the royalty obligation on production from the Doyon Gold Mine, which was 24.75% of the gold price above $375 per ounce. The participation royalty also extended to the Westwood Project, located two kilometres from the Doyon Gold Mine. The acquisition should allow for future production from the Westwood Project to be free from royalty obligations.

On October 31, 2008, the Company completed the sale of the Sleeping Giant Gold Mine and related milling facilities to Cadiscor Resources Inc. (“Cadiscor”). The Sleeping Giant Gold Mine had ended its current reserve life at the end of October 2008. Following the sale, the Company held (i) 5,185,715 common shares of Cadiscor, representing approximately 12% of the then outstanding common shares of Cadiscor, (ii) warrants to purchase 1,000,000 common shares of Cadiscor, exercisable at C$0.70 per share and expiring on December 31, 2010; and (iii) a C$3.5 million debenture, convertible into common shares of Cadiscor during each of the next three years at prices per share of C$0.47, C$0.51 and C$0.56, respectively. If the Company were to exercise all warrants and fully convert the debenture, the Company would control an aggregate of 13,632,524 common shares of Cadiscor, representing approximately 26.3% of the outstanding common shares of Cadiscor on a partially diluted basis as of December 15, 2008.

On December 23, 2008, the Company announced that it had entered into a definitive option agreement to earn a 50% interest in the Siribaya gold project in Mali, West Africa, which is 100% controlled by Merrex Gold Inc. (“Merrex”). The Company can earn its interest by spending C$10.5 million over four years on the project. Pursuant to the definitive option agreement, the Company purchased 4,285,714 units on a private placement basis at a price of C$0.35 per unit. Each unit is comprised of one common share of Merrex and a warrant exercisable at C$0.45 per share for a period of 12 months. As of December 23, 2008, the Company held approximately 6.5% of the outstanding common shares of Merrex, or 12.2% on a partially diluted basis.

On December 23, 2008, the French Autorité des marchés financiers published the final results for IAMGOLD’s public offer for Euro Ressources S.A. (“EURO”), including the re-opened offer. As a result of the offer, IAMGOLD controls 52.8 million shares of EURO representing 84.55% of the current share capital of EURO. EURO has a participation right royalty on production from the Rosebel Gold Mine that entitles EURO to payments of 10% of the gold price above $300 per ounce for production from soft rock and above $350 per ounce for production from hard rock. As at December 31, 2008, the remaining number of ounces of gold covered by the royalty agreement was 5,509,446 ounces. The Company, from time to time, has made and may make additional purchases of shares of EURO on the open market in France.

On February 25, 2009, the Company acquired (the “Orezone Transaction”) all of the outstanding common shares of Orezone Resources Inc. (“Orezone Resources”) pursuant to an arrangement agreement (the “Arrangement Agreement”) dated December 10, 2008, as amended January 12, 2009, between the Company, Orezone Resources and Orezone Gold Corporation (“Orezone Gold”). The principal asset of Orezone Resources was a 90% interest in the Essakane gold project comprised of a mining permit covering 100.2 square kilometres and certain exploration permits in Burkina Faso, West Africa (the “Essakane Project”).

Pursuant to the Orezone Transaction, the holders (the “Orezone Shareholders”) of common shares of Orezone Resources (“Orezone Resources Shares”) received for each one Orezone Resources Share (i) 0.08 of a common share of IAMGOLD, and (ii) 0.125 of a common share of Orezone Gold, a new public exploration and development company. As part of the Orezone Transaction, the exploration properties of Orezone

Resources that were not related to the Essakane Project were spun-out into Orezone Gold together with C$10 million in cash.

On the effective date of the Orezone Transaction, IAMGOLD, among other things:

•	issued an aggregate of 28,817,244 Common Shares to acquire all of the outstanding Orezone Resources Shares;

•	issued 555,425 Common Shares and paid C$5,045,205 in satisfaction of the 6% convertible debenture dated July 1, 2008 in the principal amount of C$10 million issued by Orezone Resources;

•

reserved 282,656 Common Shares for issue upon the exercise of outstanding options granted by IAMGOLD to holders of options of Orezone Resources granted under the stock option plan of Orezone Resources approved by the directors and shareholders of Orezone in 1997;

•

reserved 84,800 Common Shares for issue upon the exercise of outstanding options of Orezone Resources granted under the stock option plan of Orezone Resources approved by the directors and shareholders of Orezone Resources in 2008; and

•	reserved 160,000 Common Shares for issue upon the exercise of outstanding warrants to purchase Orezone Resources Shares.

As a result of the Orezone Transaction, among other things:

•	Orezone Resources was amalgamated with a wholly-owned subsidiary of the Company, incorporated for the purposes of the Orezone Transaction, to form IAMGOLD Burkina Faso Inc. (“IMG-BF”);

•	IMG-BF (together with IAMGOLD) indirectly holds a 90% interest in the Essakane Project;

•	IAMGOLD held approximately 16.6% of the outstanding common shares of Orezone Gold as of the effective date of the Orezone Transaction; and

•	the former Orezone Shareholders held approximately 9% of the outstanding Common Shares as of the effective date of the Orezone Transaction.

In addition, on February 24, 2009, The Standard Bank of South Africa Limited (“Standard Bank”) effectively assigned to IAMGOLD the $40 million bridge loan payable by Orezone Essakane Limited (an indirect wholly-owned subsidiary of the Company) to Standard Bank in consideration for the payment by IAMGOLD of $40 million (plus accrued and unpaid interest outstanding on such loan). The $40 million bridge loan is now an inter-company loan from IAMGOLD to Orezone Essakane Limited. Furthermore, the security associated with the original bridge loan is in the process of being released.

On March 26, 2009, the Company completed a public offering (the “Offering”) of Common Shares through a syndicate of underwriters at a price of C$8.75 per share by way of a short form prospectus in all of the provinces and territories of Canada, except Québec, and a registration statement filed with the SEC under the multijurisdictional disclosure system. Including the Common Shares issued on the exercise of the over-allotment option, the Company issued 39,445,000 Common Shares for aggregate gross proceeds of C$345,143,750. Approximately C$250 million of the net proceeds from the Offering are expected to be used to fund the construction and development of the Essakane Project and the balance is expected to fund capital expenditures at the Company’s other properties and to be used for general corporate purposes including future acquisition opportunities.

2.	Significant Acquisitions

During 2008, the Company did not complete any significant acquisitions within the meaning of National Instrument 51-102.

3.	Trends

IAMGOLD’s income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. During this period, the price of gold, based on the London PM Fix on the London Bullion Market, reached a low of $524.75 on January 5, 2006 and a high of $1,011.25 on March 17, 2008. While it appears that there is an upward trend in the price of gold since 2006, there has been significant volatility during this period, and future movements in the price of gold are beyond the control of IAMGOLD. See the discussion under the heading “Risk Factors” below.

4.	Risk Factors

The Company is subject to various financial and operational risks that could materially impact on, among other things, operating results, profitability and levels of operating cash flow, as described below. Any one of such risk factors could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Financial Risks

The Company’s earnings are directly related to the market prices for various minerals.

The Company’s revenues depend on the market prices for mine production from the Company’s producing properties. In 2008, approximately 83% of the Company’s revenues were attributable to gold sales. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above-ground reserves. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the US dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations. If the world market price of gold was to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the profitability of the Company and cash flow would be negatively affected. The world market price of gold has fluctuated widely during the last several years. Historically, gold prices ranged from $712.50 to $1,011.25 per ounce in 2008 and $608.40 to $841.10 per ounce in 2007. If the market price of gold falls significantly from its current level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The profitability and economic viability of the Company’s niobium producing property, the Niobec mine, is subject to market fluctuations in the price of niobium. The niobium market is characterized by a dominant producer whose actions may affect the price of niobium. The Company is a new entrant in the niobium market and could be negatively affected by its lack of market share.

Failure to obtain the financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

To fund growth, the Company may depend on securing the necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The construction of mining facilities and commencement of mining operations, such as at the Essakane Project and the exploration and development of the Company’s properties, including continuing exploration and development projects in Québec and Ecuador, will require substantial capital expenditures. In addition, a portion of the Company’s activities is directed to the search for and the development of new mineral deposits. The Company may be required to seek additional financing to maintain its capital expenditures at planned levels. The Company will also have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay of indefinite postponement of exploration, development or production on any or all of the Company’s properties.

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares of IAMGOLD or the issue of securities convertible into common shares of IAMGOLD, which would dilute the shareholdings of the then current shareholders.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or the issue of securities convertible into Common Shares. The constating documents of the Company allow it to issue, among other things, an unlimited number of common shares for such consideration and on such terms and conditions as may be established by the directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into commonshares of IAMGOLD or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Due to recent market volatility and the devaluation of global stock markets, there may be an increased risk of dilution for existing shareholders should the Company need to issue additional common shares at a lower share price to meet its capital requirements. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The recent unprecedented events in global financial markets have had a profound impact on the global economy and the gold mining industry.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect the Company’s growth and profitability. Specifically the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity; the volatility of gold prices impacts the Company’s revenues, profits and cash flow; volatile energy, commodity and consumables prices and currency exchange rates impact the Company’s production costs; and the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Recent market events and conditions and the deterioration of general economic indicators have led to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk.

Beginning in 2007, the U.S. credit markets began to experience and continue to experience serious disruption due to a deterioration in residential property values,

defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to capital and credit has been negatively impacted. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, recent market events and conditions have significantly raised the risk of counterparty default. The Company is subject to counterparty risk and may be impacted in the event that a counterparty, including suppliers and joint venture partners, becomes insolvent.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change.

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change and may include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. See the discussion relating to the audit claim received by the Company from the Department of Taxation in Mali under the heading “Litigation” under Section 8 of Item III below.

The violation by the Company of covenants contained in the 2008 Credit Facility may cause the Company to be in default under the terms of the facility.

The 2008 Credit Facility contains certain limits, such as, the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, or carry on business, unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the 2008 Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the 2008 Credit Facility. As at March 31, 2009, there was approximately $49 million drawn under the 2008 Credit Facility, including approximately $9 million in letters of credit. Depending on its cash position and cash requirements, the Company may continue to draw on the 2008 Credit Facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the 2008 Credit Facility occurs, the Company would be unable to draw down further on the 2008 Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2008 Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The Company’s fair value estimates with respect to the carrying amount of mineral interests (including goodwill) are based on numerous assumptions and may differ significantly from actual fair values.

The Company evaluates the carrying amount of mineral interests (including goodwill) to determine whether current events and circumstances indicate such carrying amount may no longer be supportable, which becomes more of a risk in the global economic conditions that exist currently. The fair values of its reporting units are based, in part, on certain factors that may be partially or totally outside of the Company’s control. This evaluation involves a comparison of the estimated fair value of the Company’s reporting units to their carrying values. The Company’s fair value estimates are based on numerous assumptions and may differ from actual fair values and these differences may be significant and could have a material effect on the Company’s financial position and results of operation. If the Company fails to achieve its valuation assumptions or if any of its reporting units experiences a decline in its fair value, then this may result in an impairment charge, which would reduce the Company’s earnings.

Fluctuations in exchange rates of currencies directly impact the earnings of the Company.

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars. The costs of the Company are incurred principally in Canadian dollars, United States dollars, euros and CFA francs. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the euro and are currently convertible into Canadian and United States dollars, they may not always have a fixed exchange rate or be convertible in the future.

The Company is affected by movements in interest rates.

The Company is affected by movements in interest rates. Interest payments under the 2008 Credit Facility are subject to fluctuation based on changes to specified interest rates. See the discussion below under the heading “Material Contracts – 2008 Credit Facility”. A copy of the credit agreement in connection with the 2008 Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

There are risks associated with being a multinational company.

The Company is a multinational company that conducts operations through mainly foreign subsidiaries, foreign companies and joint ventures, and substantially all of the assets of Company consist of equity in these entities. Accordingly, any limitations, or the perception of limitations, on transfer of cash or other assets between the parent company and these entities, or among these entities, could restrict the Company’s ability to fund its operations efficiently, or to repay its debts, and could impact negatively the Company’s valuation and share price.

The use of derivative instruments involves certain inherent risks including credit risk market liquidity risk and unrealized mark-to-market risk.

While the Company generally does not employ hedge (or derivative) products in respect of mineral production, the Company may from time to time employ hedge (or derivative) products in respect of other commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including: (a) credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions; (b) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

In the case of a gold or niobium forward sales program, if the metal price rises above the price at which future production has been committed under a forward sales hedge program, the Company may have an opportunity loss. However, if the metal price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that the Company will be able to achieve future realized prices for metal prices that exceed the spot price as a result of any forward sales hedge program.

Operational Risks

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced.

Reserves are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It cannot be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold or niobium, as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold or niobium recovery or obtain the prices for gold or niobium production assumed in determining the amount of such reserves. Level of production may also be affected by weather or supply shortages. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares its disclosure in accordance with Canadian disclosure requirements, the Company’s disclosure contains resource estimates in addition to reserve estimates, in accordance with NI 43-101. See the discussion above under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

The Company must continually replace reserves depleted by production to maintain production levels over the long term.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. The life-of-mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, mine life would be shortened if we expand production. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. The Company’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of the Company may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects, which are subject to numerous known and unknown risks.

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

Reserve and resource calculations may be over/underestimated as a result of coarse gold at the Essakane Project.

The Essakane project is a “coarse gold” deposit with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using various sample preparation and analytical techniques and by re-assaying many of the earlier samples using these sample preparation and analytical techniques. The grade of the deposit could be lower or higher than predicted by the grade model developed for the feasibility study and included in the Essakane Report.

The Company is subject to continuously evolving legislation, which may have unknown and negative impact on operations.

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on operations. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The validity of mining interests held by the Company can be uncertain and may be contested, and there can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s licenses will need to be renewed, and on renewal the license may cover a smaller area. There is a risk that we may not have clear title to all our mineral property interests, or they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material and adverse effect on the Company. According to article two of the standard convention contained in Decree n°2005-049 PRES/PM/MCE dated February 3, 2005 issued in relation to the Burkina Faso Mining Law, if a convention in not entered into between the holder of an exploration permit and the Burkina Faso government within six months following the execution of the exploration permit, the exploration permit is deemed to have expired. No such convention was entered into in connection with any of the Essakane Exploration Permits. However, it appears to currently be standard practice in Burkina Faso that such conventions are not entered into with exploration permits. Notwithstanding that a convention has not been entered into in respect of each of the Essakane Exploration Permits, the Ministry of Mines issued a letter dated February 25, 2009 to Essakane SARL, an indirect wholly-owned subsidiary of the Company, providing that the Essakane Exploration Permits granted to Essakane SARL are valid and that Essakane SARL is the sole holder of the Essakane Exploration Permits and has performed its fiscal and administrative obligations to date. The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

The Company cannot confirm the likelihood that a new application for a mining permit will be granted at its Camp Caiman Project in French Guiana.

In January 2008, the Company’s application to begin construction of the Camp Caiman project in French Guiana was refused by the French Government. The Company developed a conceptual plan for the project, entitled Project Harmonie, which was designed to address concerns about the proximity of milling and processing facilities to the Kaw Mountain Reserve. The Government of France is creating a new mining framework to allow for responsible mining that is respectful of the bio-diversity of French Guiana. The Company has continued to work with the French mining and environmental administration as well as key stakeholders in French Guiana to explain the benefits of Project Harmonie and to develop cooperative working relationships. Until the mining framework is completed and the new fiscal and regulatory requirements are assessed, the Company is not able to confirm the economic feasibility of Project Harmonie or the likelihood that a new application for a mining permit would be granted. If the Company is unable to reach an agreement on the acceptable project plan in respect of its Camp Caiman project there may be an adverse impact on existing rights and interests which could adversely affect the carrying value of the property. The impact is difficult to assess and the Company believes there is insufficient evidence at this time to indicate an impairment exists.

The Company is subject to risks and expenses related to reclamation costs and related liabilities.

The Company is generally required to submit for governmental approval a reclamation plan (some of which are reassessed on regular basis) and to pay for the reclamation of its mine sites upon the completion of mining activities. It is anticipated that the Doyon, Mouska, Mupane and Yatela mines will complete mining activities within the next two years. The Company estimates the net present value of future cash outflows for reclamation costs at all properties under CICA Handbook Section 3110 at $77.014 million as at December 31, 2008 based on information available as of that date. Any significant increases over the current estimates of these costs could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons.

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully attract and retain additional qualified personnel to manage its current needs and anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures. Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

The Company’s non-controlled assets may not comply with its standards.

Some of the Company’s assets are controlled and managed by other companies or joint venture partners, some of which may have a substantially higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results. Management of the Company’s non-controlled assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non managed projects and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

As a holder of a minority interest in some assets, the Company neither serves as the mine’s operator nor does the Company have significant input into how the operations are conducted. As such, the Company has varying access to data on the operations or to the actual properties themselves. It is difficult or impossible for the Company to ensure that the properties are operated in its best interest.

The Company’s business is subject to a number of risks and hazards, most of which are beyond the Company’s control, and many of which are not economically insurable and the mining industry is subject to significant risks and hazards, most of which are beyond the Company’s control.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions and hazards, industrial accidents, labour disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, flooding, changes in the regulatory environment, most of which are beyond the Company’s control, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and legal liability.

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance loss and records and general market conditions. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, groundfalls, slope failures, cave-ins, flooding, seismic activity, water conditions and gold bullion losses and other natural or man-provoked incidents that could affect the mining of ore, most of which are beyond the Company’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or production facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations. To minimize risks in these areas, the Company provides training programs for employees and has joint management-worker committees to review work practices and environment.

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects.

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel, electricity, steel, concrete and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a substantial period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company.

The operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition, and results of operations.

The Company’s operations at its Quimsacocha Project in Ecuador are subject to increased political and other risks relating to operating in Ecuador.

The Company has completed a pre-feasibility study on its Quimsacocha Project located in Ecuador which has assumed no changes to the mining and taxation framework in Ecuador. The findings and conclusions of the pre-feasibility study may be negatively affected by any such changes thereto or by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives in Ecuador in the future.

A mandate passed by the Constituent Assembly of Ecuador in April 2008 resulted in a moratorium on mining activities in the country pending the completion of new mining legislation. Following a national referendum which approved a new constitution in September 2008, a mini congress or “Congresillo” was formed to act as Ecuador’s legislative body pending presidential and congressional elections which have been set for April 26, 2009. The Congresillo is dominated by members of President Correa’s AP

Party. In recent months, President Correa has made numerous public statements in support of the introduction of responsible large-scale mining in Ecuador.

On January 19, 2009, President Correa signed a new mining law passed by the Congresillo and proposed one amendment dealing with what are known as “special mining areas”, which relate to the state’s rights regarding concessions in which the state has previously undertaken exploration work. The Company understands that the proposed amendment was published in the government’s Gazette and has now taken effect. Based on the Company’s understanding, some key provisions of the law include the following, all of which are consistent with the expectations of the Company:

•	no limits imposed on the number of concessions that can be held by a concessionaire;

•	no mining concessionaire may have one or more titles which together cover an area over 5,000 hectares;

•	concessions are limited to a term of 25 years but are renewable;

•	a royalty of not less than 5% on sales;

•	establishes clear timelines for project exploration and development; and

•

an exploitation contract must be entered into with the Government (which is expected to occur concurrently with the development of the regulations and finalizing terms and conditions of mining operations as they relate to the new law).

Certain aspects of the new mining law are discretionary in nature, and so the Company expects the ultimate impact of the new mining law will not be known until rules and regulations have been issued. Now that the new mining law is effective, the Company understands that the Mining Mandate imposed on April 18, 2008, which (among other things) suspended most mining activities in the country, has been lifted. However, even though the new mining law is in place, the Company understands that the Ministry of Mines and Petroleum takes the position that the Constituent Mandate remains in full force. If the Ministry continues to take this position, certain of the Company’s mining concessions are potentially at risk.

Under the new mining law, the Company must agree on an exploitation contract with the government prior to resuming operations at the Quimsacocha Project. There is no certainty that the Company will be able to enter into an exploitation contract on favourable terms. The failure to agree on such a contract would have a material adverse effect on the Company’s financial condition and results of operations.

There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in Ecuador. These risks include, but are not limited to, the possibility that: the mining law is amended, or regulations are promulgated under the mining law, in a manner which renders the development of the Quimsacocha Project uneconomic; the

Company is unsuccessful in entering into an “exploitation contract” with the government, as required under the law; and a political party or coalition of parties hostile to the mining industry wins the national elections currently scheduled for April 26, 2009 and assumes control of the Presidency, the Congress or both. If the Ecuadorian government continues its existing default or subsequently defaults on additional foreign debt obligations, this could have negative implications for the country’s economy and investment climate, although the Company does not anticipate it will impact the implementation and application of the new mining law.

The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption at any of the Company’s material properties.

The Company is dependent on its workforce to extract and process minerals. The Company has programs to recruit and train the necessary manpower for its operations and endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. In 2007 and 2008 the Company experienced a work stoppage at its Rosebel mine which impeded its access to the mine site and resulted in damages to equipment. Further labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. Some of our employees are represented by labour unions under various collective labour agreements. The Company may not be able to satisfactorily renegotiate its collective labour agreements when they expire. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

There are health risks associated with the mining work force in Africa.

Malaria and other diseases such as HIV/AIDS represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa and are a major healthcare challenge faced by the Company’s operations in Africa. There can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Surrounding communities may affect mining operations through the restriction of access of supplies and workforce to the mine site or through legal challenges asserting ownership rights.

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Active community outreach and development programs are maintained to mitigate the risk of blockades or other restrictive measures by the communities.

Artisanal miners make use of some or all of the Company’s properties. This condition may interfere with work on the Company’s properties and present a potential security threat to the Company’s employees. There is a risk that the Company’s operations may be delayed, or interfered with, due to the use of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the environment, health and safety.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. Testing of the final effluent at the Niobec Mine indicated that for the months of June, July, August and September 2008 and for the first three months of 2009 the final effluent did not pass the bioassay test using the invertebrae Daphnia magna, a bio-assay species used by the Ministry of Sustainable Development, Environment and Parks (“MSDEP”) to measure the chronic toxicity effect of industrial effluent. The Company expects to submit an action plan to the MSDEP by the end of March 2009 which sets out certain measures the Company will be taking to address the effluent toxicity levels at the Niobec Mine. Such measures, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at the Niobec Mine may have a negative impact on the Company’s financial condition or results of operations. In certain of the countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company's financial condition, liquidity or results of operations. Various environmental incidents can have a significant impact on operations.

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk.

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company's financial position or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses may not be recognized by the court systems in such foreign countries.

Operations, particularly those located in emerging countries, are subject to a number of political risks.

The Company currently conducts mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material and adverse effect on our business and results of operations.

Operations in Burkina Faso, Ghana, Mali, Guyana and Suriname are governed by mineral agreements with local governmental authorities that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: duration of mining licenses/operating permits; right to export production; labour matters; right to hold funds in foreign bank accounts and foreign currencies; taxation rates; and right to repatriate capital and profits.

While the governments of most countries the Company operates in have modernized their mining legislation and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political system of Ecuador, French Guiana, Suriname, Peru, Burkina Faso, Ghana, Botswana, Mali and Tanzania should be considered to be less predictable than in countries such as Canada and the U.S. The possibility that current, or a future, government may adopt substantially different policies or take arbitrary action which might halt exploration, production, extend to the nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

The Company’s mining properties are subject to various royalty, carried ownership interests and land payment agreements.

The Company’s mining properties are subject to various royalty, free-carried ownership interests and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

The mining laws of Burkina Faso, Ghana, Tanzania, Mali and Senegal stipulate that should an economic ore body be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free-carried ownership interest, normally of at least 10%, in any mining project. In Ghana, in addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at fair market price. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects the Company.

The operations of the Company require licenses and permits from various governmental authorities to exploit its properties.

The operations of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable to timely obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See the discussion under the heading “Litigation” under Section 8 of Item III below.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

The Company’s system of internal controls over financial reporting may not detect or uncover all failures of persons within the Company to disclose material information required to be reported or fraudulent acts of a material nature.

The Company documented and tested, during its 2008 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company acquired control of EURO in December 2008. Management of the Company excluded the operations of the former EURO from its assessment of the effectiveness of the Company’s internal control over financial reporting. The EURO operations represent $105.0 million of total assets at December 31, 2008 and revenue of $15,000 for the year ended December 31, 2008 on the Company’s consolidated financial statements amounts. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company. The Company completed the acquisition of Orezone Resources in February 2009. For the fiscal year ended December 31, 2007, Orezone Resources identified a material weakness with certain entity level controls and concluded that as a result of such material weakness, its internal controls were not effective.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks.

We plan to continue pursue the acquisition of producing, development and advance state exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention away from our existing business and may be unsuccessful. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of the

Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or share exchange ratio; a material orebody may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Efficient integration of the operations of Orezone Resources and realization of anticipated benefits from the Orezone Transaction are not certain.

The Company acquired Orezone Resources with the expectation of increased gold production and enhanced growth opportunities for the Company. The realization of these anticipated benefits will depend in part on whether the operations of the Company and Orezone Resources can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including unanticipated liabilities, unanticipated costs and the loss of key employees.

Although the Company has conducted investigations in connection with the Orezone Transaction, risks remain regarding any undisclosed or unknown liabilities associated therewith. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little or no recourse in respect of any of the representations or warranties provided in connection with the Orezone Transaction in the event that any of such representations or warranties prove to be inaccurate. Such liabilities could have an adverse impact on the business, financial condition, results of operations or cash flows of the Company.

The success of the construction, development and start-up of the Essakane Project by the Company will be subject to numerous risk factors.

The Company intends to continue with the construction and development of the Essakane Project. The success of the construction, development and start-up of the Essakane Project by the Company will be subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits (including environmental permits) in connection with the construction of mining facilities and the conduct of mining operations and other operational elements at the Essakane Project. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay or failure in connection with the completion and successful operation of the operational elements in connection with the Essakane Project could delay or prevent the construction and startup of the Essakane Project, as planned. There can be no assurance that current or future construction and start-up plans to be implemented by the Company will be successful; that the Company will be able to obtain sufficient funds to finance construction and start-up activities in connection with the Essakane Project; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction of the Essakane Project; that the Company will be able to obtain all necessary governmental approvals and permits; or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of the Essakane Project will not be significantly higher than anticipated by the Company. Any of the foregoing factors could materially adversely impact the business, results of operations and financial condition of the Company.

The Company faces certain risks relating to the training of workers and the resettlement of local communities in connection with the Essakane Project.

Additional challenges associated with the development of the Essakane Project include, but are not limited to, securing a bilingual work force, the training of Burkina Faso nationals as skilled mine operators, many of whom will need to be recruited from outside the local area, and the need to resettle approximately 11,300 people. The inability to implement an effective training program on a timely basis could result in delays to the development of the Essakane Project, and could adversely affect mine development and production. In addition to this, any opposition to the resettlement program may cause further delays and costs in the development of the Essakane Project.

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons.

The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully attract and retain additional qualified personnel to manage its current needs and anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations. The Company also does not currently have key person insurance for its key personnel.

Item III	Description of the Business

1.	Mining Activities: Canada

In Canada, the Company indirectly owns interests in the Westwood Project, the Niobec Mine (a producer of niobium and discussed in Section 3 below) and the Doyon and Mouska Gold Mines, two producing gold mines with production in Quebec.

1.1	Westwood Project

Unless stated otherwise, the information in this section is based upon the technical report (the “Westwood Report”) entitled “NI 43-101 Technical Report: Westwood Project, Québec, Canada” dated February 27, 2009, prepared by Rejean Sirois (Manager, Mining Geology, IAMGOLD-Québec Management Inc.), Daniel Vallières (Manager, Underground Projects, IAMGOLD-Québec Management Inc.) and Pierre Pelletier (Vice President, Metallurgy, IAMGOLD-Québec Management Inc.). The Westwood Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com. The Westwood Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Project Description and Location

The Westwood Project, which is indirectly wholly-owned by the Company, is located in the Bousquet Township approximately 40 kilometres east of Rouyn-Noranda, Québec. The Westwood Project covers some 30 square kilometres (1,925 hectares) and consists of 120 titles, one mining lease, one surface lease and three tailings leases. Mining and tailing leases are renewable annually against a payment and can be renewed at a global cost of about $120,500 for two years. Federal and provincial permits will be required for project approval; however, the approval process may be made easier if the Westwood Project is considered to be an extension of the Doyon Mine. The Westwood Project will use existing mill and water management facilities from the Doyon Mine.

ii)	Accessibility, Climate, Local Infrastructure and Physiography

Access to the Westwood Project is by road from the Doyon Mine. The Westwood Project is at an elevation of about 340 metres, its physiography is relatively flat and it is accessible generally year round. It is located in a mature forest and power, water and labour are all readily available in the area.

iii)	History

Exploration in the area of the Westwood Project dates back to 1910. In 1980, the Doyon Mine was brought into production by Lac Minerals Ltd.(“Lac”), and Cambior Inc. (“Cambior”) subsequently acquired a 50 per cent interest therein. In 1998, Cambior became the sole owner of the Doyon Mine when it acquired the remaining interest of

Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac. In 2002, Cambior commenced exploration and spent $11.3 million in drilling 50,000 metres and completing 2.6 kilometres of drift development. The Company acquired Cambior in November 2006.

iv)	Geological Setting and Mineralization

The Westwood Project is located within the southern volcanic zone of the Abitibi sub-province, which is within the Archaean volcanics and intrusive rocks of the Bousquet formation at the top of the Blake River group. These rocks are approximately 2.7 billion years old. There are four deposit types: (i) gold rich base metal; (ii) vein stockworks and sulphide disseminations of gold, copper and zinc; (iii) intrusion related gold, copper sulphide rich veins; and (iv) shear related copper, gold, sulphide rich veins. The Westwood Property overlies the Blake River, metavolcanic group and a part of the metasedimentary Cadillac and Kewagama groups. The Mooshla intrusive intrudes the volcanics. Gold bearing zones occur in the eastern part of the claims to the west and the east of the Bousquet fault. Gold rich sulphide veins, stockworks and disseminations are the principal deposit type at the Westwood Project.

v)	Exploration

From 2004 through the end of June 2008, some 21,241 metres of surface drilling, 86,813 metres of underground drilling and 2.89 kilometres of exploration drifts were carried out.

vi)	Sampling and Analysis

Sampling is conducted on intervals selected based on quartz sulphides, veins stringers, sulphide rich concentrations, shearing/deformation, alteration and disseminated sulphides, and the geologists at the Westwood Project are responsible for sample selection. Core is sawed in half with one half sent to the laboratory and the other half kept as a reference in the core box. In areas of definition drilling, samples were first cut in half with one half sent for metallurgical testing and the other half to the lab for assaying. The samples are put into a sample bag, identified by sample number. Typically samples are 1 metre long in the possible high grade zones; outside these zones, sample intervals are 1 metre or 1.5 metres. The analytical quality assurance program includes systematic addition of blank samples, renumbered reject and pulp duplicates and internal reference material standards for each batch of samples sent for analysis. Some reject samples are sent to an external laboratory (Lab Expert of Rouyn, Noranda) for reassaying. In addition, some reject samples are sent to ALS Chemex at Val d’Or for base metal content determination as well as gold and silver assays. A data verification program is in place.

vii)	Drilling

Orbit Garant Drilling is the drilling contractor. The 2004 program had objectives to explore the favourable stratigraphy using two drills set in an underground drift. By the end of 2007, the electrical capacity was increased to support more equipment. Current power installation is sufficient to feed six underground drills. During 2008, nine electric drills (six from underground and three from surface) were running simultaneously most of the time on the project. Two sizes of diamond drill core, BQ and NQ, are used. To date, hole lengths vary from 800 metres to 2.2 kilometres. In 2008, Orbit Garant built an innovative rig capable of achieving 2.5 kilometre depth penetration. This drill is currently active underground and once the first deep hole is completed, it will provide information up to 3 kilometres below surface. Overall, the core recovery is usually very good (greater than 95 per cent) but for the main fault zone and the sericitic schist intervals recovery may locally decrease to 50 per cent. Even when the recovery is good, the RQD is generally poor within the main fault zone area. All exploration holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Collar coordinates are obtained in 3D from a total station TCR-1105 (Leica) instrument after the beginning of the hole. Down hole surveys are performed at nominal 50 metre downhole intervals with Reflex or Flexit tools depending on the availability of the instrument. In some cases, readings were taken with a Pajari tool, mainly at the beginning of the program or while other surveying instruments were away for maintenance. Some holes have been surveyed with the Geophysic-INFINITEM method.

viii)	Security of Samples

All samples are sent to the Doyon Mine laboratory. A complete QA/QC program is then incorporated into the mine’s own quality control system. A typical batch of samples sent to the laboratory numbers approximately 150 samples and around 15 to 20 QA/QC samples are inserted into the sample stream.

ix)	Mineralization

As mentioned above, the mineralization observed in the camp is mainly associated with certain units of the Bosquet Formation. These units show potential for gold-VMS-type semi-massive to massive lens such as the nearby Bousquet, LaRonde, Westwood / Warrenmac deposits and for gold-sulphide vein-types mineralization.

Excluding the Doyon Mine area, three distinct mineralized envelopes are identified in the area covered by this report. The first two zones (Zone 2 Extension and North Corridor) consist of quartz – pyrite ± chalcopyrite ± sphalerite veins and veinlets (<15 centimetres) system within a matrix containing two to ten per cent disseminated pyrite. The vein system is roughly N85-95° /60-70°S which is slightly discordant to the regional foliation (direction and dip). Free gold is at the origin of high-grade values. These zones are located within felsic volcanic units #4.3 and #4.4, which are associated with sericite/pyrite and garnets closed to mineralized zones.

The third envelope comprises the Warrenmac and the Westwood mineralized corridor. These are located at the same stratigraphic contact on each side of the Bousquet Fault. Both consist of gold-rich sphalerite – pyrite stringers or concentrations with local massive sulphide bands (5-20 centimetres) and few gold-bearing sulfide-rich quartz veins/veinlets, all included in a disseminated pyrite-rich halo. The zinc and copper distribution is not well understood. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically. Finally, east-west sub-horizontal quartz-tourmaline (pyrite) veins are also present but rarely anomalous in gold.

These ore zones may represent a transitional system and an hydrothermal link between the syn-magmatic gold-copper veins of the Doyon deposit to the west, and the volcanogenic sulfide veins, stockworks and disseminations of the Bousquet 1 mine to the east.

x)	Exploration Drilling

The 2007-08 exploration drilling campaigns have increased the information coverage above and below the 14th level, on both sides of the Bousquet Fault. The knowledge of the continuity and the lateral extensions of the mineralized lenses improved. The current definition drilling program on Zone 2 showed better mineralization continuity than expected but the grade distribution is quite variable within the lens. Some of these extensions will require follow-up in 2009. New drill access and additional definition drilling programs are planned.

In early 2009, drilling continues with four exploration drill rigs. The plan is to complete additional step-out drilling for the three mineralized corridors and improve our understanding of the full resource potential of the project.

Two additional rigs will also conduct in-fill drilling programs on three distinct limited blocks (NC Zone — West of Bousquet Fault, Westwood Au-Zn Zone, close to surface — East of Bousquet Fault and Zone 2 — close to the 14-level, east of Bousquet Fault). These programs will increase our level of knowledge in the currently delineated resource.

xi)	Mining Operations and Processing

It is planned that the ore will be processed at the existing mill complex at the Doyon Mine and in the first phase only the gold ore will be treated in the mill at a proposed annual rate of 700,000 tonnes per year with the intention to increase this to 800,000 tonnes per year in the second year. Cyanide destruction will be increased to treat 100 per cent of the tailings. A new circuit will be set up for desulphuration in order to begin the restoration work of the tailings in the ponds. In the second phase, capacity will be added to the existing copper flotation circuit and a zinc flotation circuit will be added.

The ore will be trucked to the Doyon Mine mill at a distance of approximately 2 kilometres for crushing and then conveyed to ore bins using the existing conveyor system. The existing SAG mill and ball mill will also be utilized. The existing gold recovery circuit will require some repairs and improvements. Tailings disposal includes the use of desulphurized tailings for reclamation cover materials at the Doyon tailings impoundments, underground paste backfill and in pit disposal.

Preliminary mineral processing and metallurgical testing has been carried out. A series of tests of cyanide with carbon obtained recoveries varying from 90 per cent to 97 per cent depending on the ore evaluated.

xii)	Mineral Resources and Mineral Reserves Estimates

Modeling of the 3D mineralized envelopes and block modeling resource estimation is performed using Data Mine software. The interpretation is done on sections using polylines and then checked on plan use. Extension of the mineralized zones was restricted to 100 metres from the nearest drill hole and minimum widths of 3 metres were used based on the experience at the Doyon Mine for this type of mineralization. The sample length varied from 0.5 metres to 1.5 metres with an average about one metre. All drill hole assay values are grouped into 0.5 metre, equal-length composites, except for one area where a 1 metre composite was generated to compare with the 2007 estimates. Assays pertaining to the Zone 2 corridor were capped at 34 grams of gold per tonne over 1.5 metres, 51 grams per tonne over one metre or 102 grams per tonne over 0.5 metres based on the experience at the Doyon Mine. All other composite grades were capped at 40 grams per tonne. A specific gravity of 2.9 tonnes per cubic metre was used for most mineralized zones. Assuming a price of $700 per ounce for gold and an exchange rate of C$1.25 for each US$1.00, four grams per tonne cut off for resources was used as a base. Some base metal resources were added using $2.50 per pound for copper and $1.00 per pound for zinc. A development dilution of ten per cent was added on the development ore while 28 per cent dilution and a 95 per cent mining recovery was added on the production ore.

A proposed production rate of 2,200 tonnes per day or 800,000 tonnes per year was used. Preliminary estimates of operational costs (not including pre-production expenditures) are C$87.77 per tonne.

Total Inferred Resources by Cut-Offs(1)

Cut-Off	Tonnes	Grade	Contained Gold
(g Au/t)	(000)	(g Au/t)	(000 oz)
1.0	19,894	6.0	3,817
2.0	16,390	6.9	3,658
3.0	14,182	7.6	3,482
4.0	11,283	8.7	3,154
5.0	9,052	9.7	2,836

Inferred Resources — Lens WW25 (Cut-off = 4 g Au/t or NSR = $80/Tonne)

			Grade				Ounces of Gold	Ounces of Silver
Lens	Cut-off	Tonnes	Gold	Silver	Zinc	Copper			Zinc	Copper
		(000’s)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(tonnes)	(tonnes)
Westwood — WW25	4 g Au/t	856	6.0				164
Westwood — WW25	$80 NSR	1,294	5.0	25.0	1.98	0.12	207	1,039	25,639	1,567
Inferred Resources (Cut-off = 4 g Au/t or NSR = $80/Tonne for WW25 lens)

			Grade				Ounces of Gold	Ounces of Silver
Location	Corridor	Tonnes	Gold	Silver	Zinc	Copper			Zinc	Copper
		(000’s)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(tonnes)	(tonnes)
East of Bousquet Fault	Zone 2 Ext	404	10.6				138
	North	1,993	11.1				708
	Westwood	3,385	6.7				726
	Westwood — WW25	1,294	5.0	25.0	1.98	0.12	207	1,039	25,639	1,567
West of Bousquet Fault	Zone 2 Ext	2,848	9.0				820
	North	1,554	10.1				502
	Warrenmac
	Westwood	244	12.2				96

Total		11,721	8.5				3,197	1,039	25,639	1,567

Indicated Resources (Cut-off = $80/tonne)
			Grade				Ounces of Gold	Ounces of Silver
Location	Corridor	Tonnes	Gold	Silver	Zinc	Copper			Zinc	Copper
		(000’s)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(tonnes)	(tonnes)
East of Bousquet Fault	Zone 2 Ext
	North
	Westwood
	Westwood — WW25
West of Bousquet Fault	Zone 2 Ext
	North
	Warrenmac	313	6.9	53.7	4.54	0.20	70	540	14,200	626
	Westwood								—	—

Total		313	6.9	53.7	4.54	0.20	70	540	14,200	626

Note:

(1)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

xiii)	Financial Evaluation

A preliminary assessment was completed to determine the economic viability of the Westwood Project. The base case was estimated using a gold price of $700 per ounce, a copper price of $2.50 per pound and a zinc price of $1.00 pound. The exchange rate from US dollars to Canadian dollars was fixed at C$1.25 for each US$1.00. The production is no longer subject to Barrick Gold Corporation’s participation royalty previously held on the Doyon Mine. The revenues from base metals were calculated using estimated treatment terms. Total production of 2.8 million ounces of gold is expected to generate net revenues estimated at C$2.5 billion.

The operating costs, capital expenditures, and sustaining capital total respectively C$1,047 million, C$412 million and C$231 million. Cash flows are made before taxes and have been made on the basis of project years. They exclude any element or impact of debt financing. A summary of the preliminary assessment is set out in the following table.

Economic Evaluation

Tonnes Mined		11,929,742
Tonnes Milled		11,929,742
Gold Production (oz)		2,809,289
Copper Production (000 lb)		2,476
Zinc Production (000 lb)		43,118
Gold Revenues (C$000)		2,512,185
	$/t milled	(C$000)
Mining	62.46	745,133
Processing	19.12	228,081
Administration	6.19	73,815
Total Operating Costs	87.77	1,047,029
Operating Cash Flow		1,473,682
Capital Expenditures		411,527
Sustaining Capital		231,088
Net Cash Flow (Before Tax)		831,067
IRR		13.2%

A taxation scenario was performed on the project under the assumption of a C$300 million tax credit pool and a 15 per cent tax credit on exploration work. The results were that C$202 million will be paid in tax and C$37 million will be recovered from tax credit. The net cash flow after tax will be C$665.8 million with an internal rate of return of 12.5 per cent.

Cautionary Note to Investors Concerning Preliminary Assessment

There has been insufficient work to date to define a NI 43-101 compliant measured or indicated mineral resource for the Westwood Project. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource with continued exploration. The preliminary assessment set out above is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment set out above will be realized.

1.2	Doyon Division – Doyon and Mouska Gold Mines

i)	Property Description and Location

The Doyon Division is comprised of the Doyon and Mouska underground mines, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon Division covers an area of approximately 2,258 hectares and is situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region. The Doyon Division mines are held 100% by IMG-Qc, a wholly-owned subsidiary of the Company. The Doyon mine property consists of 116 claims and a mining lease that was renewed for a 10-year period until July 2, 2010 which covers 1,381 hectares.

The Doyon Gold Mine was subject to a participation royalty in future revenues payable to Barrick Gold Corporation (“Barrick”), under which Barrick receives an annual payment equal to 24.75% of (i) the surplus, if any, of the average market price (as defined in the purchase agreement) for one troy ounce of gold over $375, multiplied by (ii) the number of gold ounces produced at the Doyon Gold Mine during the relevant year; this right applies to a maximum cumulative production of 2.6 million ounces of gold as from January 1, 1998, up to a maximum cumulative payment to Barrick of $30 million. As previously mentioned, on July 23, 2008, the Company acquired the participation royalty from Barrick for $13 million in cash.

The Mouska property is adjacent to the western border of the Doyon property. This 877-hectare property is held through 22 claims and two mining leases, one expiring on August 6, 2011 and the second on April 5, 2018. The property’s production is subject to two royalties. The first, a 2% royalty on the value of gold recovered is payable to Franco-Nevada Corporation. The second royalty is a 0.2% royalty on gold produced, payable to the estate of an individual.

ii)	Accessibility, Local Resources and Infrastructure

The mines of the Doyon Division are readily accessible by existing paved roads and benefit from available water supply and electric power supply sources. The Doyon Gold Mine facilities and equipment include a conventional mill equipped with a SAG mill and cyanidation and CIP processing facilities, a high-density sludge plant, a water treatment plant, a tailings pond and settling pond (both allowing for natural degradation of the cyanide, decanting and recirculation of the water used in milling), electrical and mechanical maintenance shops and a headframe, mechanized mobile underground equipment, as well as a warehouse, a paste backfill plant and an administrative building. At the Doyon mill, a new copper flotation circuit was commissioned and was fully operational during the second quarter of 2007 with metallurgical results exceeding expectations.

Mouska Gold Mine’s principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. All of the ore mined is processed at the Doyon milling facilities. Access to underground is via a main shaft of 485 metres and an internal shaft of 560 metres. The internal shaft is located 1.2 kilometres east from the main shaft.

iii)	Drilling, Sampling and Analysis, and Security of Samples

All drill collars are surveyed and down hole surveys are conducted in exploration holes. The logging and sampling of drill holes are carried out in accordance with industry standards. Exploration core is split and mineralized zones sampled on 0.5 to 1.5 metre lengths. Whole core is usually sampled in areas of definition drilling. In unmineralized areas, sample lengths may be up to 3.0 metres. Most core samples are assayed at the Doyon Division laboratory. Samples from mineralized areas are assayed by fire assay method while unmineralized samples are assayed by atomic absorption (“A.A.”). All values greater than 3.0 g Au/t with the A.A. method are redone by fire assay.

The quality assurance procedures and assay protocols followed at the Doyon Division mines conform to industry-accepted quality control methods. The QA-QC program at the Doyon Division includes assaying of re-numbered pulps and rejects and the addition of standards and blanks by the geology department. Pulps and rejects are routinely submitted to a commercial laboratory for external check assays.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

At the Doyon Gold Mine, the mining method used is sub-level stoping with backfill. At the Mouska Gold Mine, shrinkage stoping is used. All ore extracted from the Doyon Division is currently processed on site. The 2,300 tonnes per day Doyon plant uses the CIL and CIP process to recover gold and produce gold bullion. In 2009, an estimated 1,600 metric tonnes of copper concentrate will be produced by flotation from the Mouska ore and shipped to the Horne Smelter in Rouyn-Noranda for copper refining. Copper is a by-product and is credited against Mouska’s production costs. The 2009 mining plan for the Doyon Division anticipates the production of 79,000 ounces of gold. Based on mineral reserves as at December 31, 2008, only the Mouska Gold Mine is expected to continue in operation until 2010.

The following table indicates operating information for the Doyon Division for the last two years.

DOYON DIVISION	2008	2007
Ounces (Au)	118,000	131,000
Tonnage milled (tonnes)	456,000	642,000
Grade milled (g Au/t)	8.4	6.6
Recovery (%)	95.6	96.1

Information on mineral resources and reserves is provided in Section 5 below.

Hourly employees at the Doyon Division are unionized. The collective agreements regarding employment of hourly employees expire on November 30, 2011 for the Doyon Gold Mine. On February 7, 2008, the previous collective agreement for the Mouska Gold Mine was renewed for three years until October 17, 2010. At the end of 2008, the Doyon Division employed approximately 531 individuals, including those employed by outside contractors.

vi)	Environment

The Doyon Division received three notices of violation from the Québec Ministry of Sustainable Development, Environment and Parks, related to Daphnia Magna tests. The source of the problem was identified and corrected and at year end, the properties are in full compliance with environmental regulatory requirements in the Province of Québec. The EMS for the Doyon Division is certified under the 2004 revision of the ISO 14001 Standard and remains in compliance with the certification. The Doyon Division successfully passed the ISO 14001 recertification audit in November 2007.

The EMS is built on a database describing operational activities and their impacts or risks on the environment. Operational procedures aim at controlling said activities to minimize said impacts. Continuous improvement of environmental performance is obtained through programs with objectives and targets. Emergency response plans and closure plans for reclamation are also prepared.

A closure plan has been prepared and approved by the Québec Government. As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $25.4 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $59.7 million, of which $15 million is currently funded.

vii)	Exploration and Development

In 2004, Cambior initiated the excavation of an exploration drift to gain access to the Westwood orebody located 2.5 kilometres east of the Doyon Gold Mine and discovered in 2003. The Company continues with brownfields exploration activities on its land holdings within the Doyon Division, which are located in the prolific Cadillac gold belt of Quebec, with an emphasis on its development plans at Westwood.

In 2008, capital expenditures incurred in the Doyon Division were associated with the Westwood Project, whereas expenditures for the Mooshla Project, the Mouska Deep Project and the Doyon Deep Extension were expensed directly by the mines. Work was initiated in 2005 on the Mooshla Project by developing a new underground access from the underground workings of the Mouska mine. In 2008, a 724 metre exploration drift was completed and 10,356 metres of exploration drilling were carried out at a total cost of $3 million.

Exploration on the Mouska Mine Deep Project was comprised of about 24,000 metres of DD on several targets at a total cost of $2.4 million. This work resulted in an additional 40,000 tonnes of probable reserves with a grading of 12.5 g Au/t and estimated inferred resources of 48,000 tonnes with a grading of 8.9 g Au/t discovered below Level 14. From the Doyon Mine, the Doyon Deep Extension project was designed to test the Doyon structures below the existing shaft. A total of 7,344 metres of DD were completed with several significant intercepts which have been recommended for follow-up drilling.

Approved expenditures for 2009 are $1.1 million for the Mooshla Project completion and $1.5 million for the Doyon Deep Extension Project.

At the Mouska mine, additional underground development is under consideration to drive a ramp from the bottom of the shaft in order to access the recently defined reserves and resources.

viii)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. Operations located in the Province of Québec are also subject to Québec mining duties at a statutory rate of 12%. Additional tax information is provided in Section 6.5 below.

2.	Mining Activities – International

2.1	Africa: Burkina Faso – Essakane Project

Unless stated otherwise, the information in the sections below (other than the information under the headings “Essakane Mining Convention” and “Mining Legislation”) are based upon the technical report (the “Essakane Report”) entitled “IAMGOLD Corporation: Updated Feasibility Study — Essakane Gold Project, Burkina Faso” dated March 3, 2009 (effective June 3, 2008), prepared by Louis Gignac (President, G Mining Services Inc.), Ian Glacken (Principal Consultant, Optiro Pty Ltd.), John Hawxby (Senior Project Manager, GRD Minproc (Pty) Ltd.), Louis-Pierre Gignac (Senior Mining Engineer, G Mining Services Inc.), and Philip Bedell (Principal, Golder Associates Ltd.). The Essakane Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com. The Essakane Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

The Essakane Report reports the results of a positive feasibility study (the “2007 Essakane Feasibility Study”) which was completed by Gold Fields Essakane (BVI) Limited (“Gold Fields”), a predecessor majority owner of the Essakane Project, and an addendum to the 2007 Essakane Feasibility Study prepared by G Mining Services Inc. Within this section, Orezone Essakane Limited, Orezone Resources (now IMG-BF) and Essakane S.A. will be jointly referred to as “Essakane”.

i)	Mining Legislation and Permits

The permits comprising the Essakane Project are subject to the Mining Law no. 031-2003/AN dated May 8, 2003 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (as set out in the table below entitled “Tenement Details: Permit Arrêté Numbers and Expiry Dates”) are considered to be exploration permits as defined under the Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 20 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines Burkina Faso. Pursuant to article 78 of the law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IMG-BF is required to maintain a reserve for future reclamation in connection with the Essakane Mining Permit (defined below). The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work toward development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

According to article two of the standard convention contained in Decree no 2005-049 PRES/PM/MCE dated February 3, 2005 issued in relation to the Burkina Faso Mining Law, if a convention in not entered into between the holder of an exploration permit and the Burkina Faso government within six months following the execution of the exploration permit, the exploration permit is deemed to have expired. No such convention was entered into in connection with any of the Essakane Exploration Permits (defined below). However, it appears to currently be standard practice in Burkina Faso that such conventions are not entered into with exploration permits. Notwithstanding that a convention has not been entered into in respect of each of the Essakane Exploration Permits, the Ministry of Mines issued a letter dated February 25, 2009 to Essakane SARL, an indirect wholly-owned subsidiary of the Company, providing that the Essakane Exploration Permits granted to Essakane SARL are valid and that Essakane SARL is the sole holder of the Essakane Exploration Permits and has performed its fiscal and administrative obligations to date.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried interest and a three per cent royalty on gold produced in favour of the Government of Burkina Faso once a mining convention is signed and an exploitation license is awarded by the government. The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, taxes and royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

ii)	Property Description and Location

The Essakane main zone deposit (the “EMZ deposit”) is located in the north central part of the Tassiri permit, one of six Essakane Exploration Permits comprising the Essakane Project in the Oudalan and Seno provinces of northeast Burkina Faso. The northern end of a $650 per ounce Whittle pit shell developed on the EMZ deposit crosses Tassiri’s northern boundary. The area of the Tassiri Permit is 175.5 square kilometres. The areas of the Essakane Exploration Permits are listed in the following table:

Tenement Details: Permit Arrêté Numbers and Expiry Dates(1)

Permit Name	Arrêté	Date Granted	Date of Expiry	Surface Area
				(km2)
Tassiri	03/028/MCE/SG/DGMGC	July 10, 2000	July 10, 2009	175.5
Alkoma	03/030/MCE/SG/DGMGC	July 10, 2000	July 10, 2009	174.3
Gomo	03/029/MCE/SG/DGMGC	July 10, 2000	July 10, 2009	171.6
Gossey	03/027/MCE/SG/DGMGC	July 10, 2000	July 10, 2009	178.1
Lao Gountouré	03/031/MCE/SG/DGMGC	July 10, 2000	July 10, 2009	176.9
Korizéna	06/135/MCE/SG/DGMGC	November 21, 2006	November 21, 2015	192.2

Notes:

(1)	The Dembam exploration permit was abandoned by Orezone Resources subsequent to the date of the Essakane Report and is therefore not reflected in the table.

The Essakane Project straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometers northeast of the capital, Ouagadougou. It is situated some 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom-Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits are located on contiguous ground.

iii)	Type of Mineral Tenure

Each of the Essakane Exploration Permits has been granted by the Minister of Mines, Quarries and Energy pursuant to the Burkina Faso Mining Law. The Essakane Exploration Permits are in good standing. All of the Essakane Exploration Permits except Korizéna have to be converted to mining permits by July 10, 2009 or be relinquished to the Government of Burkina Faso with no residual interest. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study but there is precedent in Burkina Faso for variations to this rule. The Korizéna exploration permit is valid until November 21, 2009 and expires on November 21, 2015 after two renewals of three years each (with the permit area being reduced by 25 per cent upon the second renewal). The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina

Faso Mining Laws, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit. The requirements are:

•	exploration permit holders must have observed all prior obligations under the Burkina Faso Mining Law;

•	applications for conversion to a Mining Permit must be made at least three months before expiry of the exploration permit; and

•	the applications must be accompanied by a feasibility study and a deposit development and mining plan which must include, among other things, an environmental impact study and rehabilitation plan.

In April 2008, following the filing by Orezone Resources of the 2007 Essakane Feasibility Study, an environmental and socio-economic impact assessment (the “Environmental Assessment”) and the obtaining of the Essakane Environmental Permit (defined below), the Government of Burkina Faso granted to Essakane a mining permit (the Essakane Mining Permit”) over an area of 100.2 square kilometres containing the EMZ deposit. The Essakane Mining Permit is for an initial period of twenty years and can be renewed for successive periods of five years until depletion of the orebodies within the limits of the permit.

Essakane S.A. is a Burkinabe company created for the purpose of developing and operating the Essakane Project. IMG-BF (formerly Orezone Resources) owns 90 per cent of the outstanding shares of Essakane S.A. through its wholly-owned subsidiaries Essakane (BVI) Limited and Orezone Essakane Limited, while the Government of Burkina Faso has a ten per cent free-carried interest in the outstanding shares in Essakane S.A. and a three per cent royalty on gold and other minerals from production. The ten per cent interest of the Government of Burkina Faso is a carried interest. The Government of Burkina Faso also collects various taxes and duties on the imports of fuels, supplies, equipments and outside services as specified in the Burkina Faso Mining Law.

iv)	Essakane Mining Convention

In July 2008, subsequent to the date of the Essakane Report, the mining convention (the “Essakane Mining Convention”) for the Essakane Project was signed by the Minister of Mines and Energy for Burkina Faso and Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane Feasibility Study and the Environmental Assessment. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane Mining Permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of Essakane S.A. or the Government of Burkina Faso for one or more periods of ten years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

Pursuant to the Essakane Mining Convention, a three per cent royalty is payable to the Government of Burkina Faso on the value of all gold and precious metals produced from the Essakane Project. Other royalties payable to the Government of Burkina Faso in respect of production from the Essakane Project are as follows:

•	diamonds and precious stones — seven per cent;

•	base metals and other mineral substances — four per cent; and

•	hand-crafted (artisanal) gold products — three per cent (subject to a reduction).

In accordance with Burkina Faso’s statutory requirements and international best practices, the Environmental Assessment had been submitted to the Burkina Faso Minister of Environment on August 8, 2007. After review and public consultations, the Environmental permit (the “Essakane Environmental Permit”) for the Essakane Project was issued by the Minister of the Environment on November 30, 2007.

The Essakane Project will result in the displacement of approximately 11,300 people living in 2,562 households in the Essakane Project area. A resettlement action plan (the “RAP”) has been developed and approved in consultation with the community to address the resettlement of these people. The RAP describes the policies, procedures, compensation rates, mitigation measures and schedule for resettlement. The approach to involuntary resettlement is consistent with the International Financial Corporation’s Performance Standards on Environmental and Social Sustainability and Essakane will adopt a collaborative approach involving the Government of Burkina Faso and the affected communities. Construction of resettlement villages commenced in October 2008.

v)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane Project area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. The derelict heap leach pad and plant operated by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) in the 1990s is located one kilometre east of the EMZ deposit and contains approximately one million tonnes of leached material.

The Essakane Project is approximately 330 kilometers north-east of the capital, Ouagadougou. As discussed above under the heading “Essakane Mining Convention”, some 2,562 households totalling 11,300 individuals live within the Essakane Project footprint or will be economically affected by the Essakane Project. There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road. The climate is typically sahelian and with the temperature ranging from 46oC to 10o C. A wet season occurs between late May and September. Surface rights in the area of the Essakane Mining Permit belong to the State of Burkina Faso. Utilisation of the surface rights is granted by the Essakane Mining Permit under condition that the current users are properly compensated. Existing infrastructure consists of an exploration camp with accommodation and canteen facilities for up to 150 persons. Offices, maintenance facilities and shelters required for exploration activities are also available. In 2008, subsequent to the Essakane Report, construction of additional infrastructure began at the Essakane Project. Among other things, foundations for offices, workshops and warehouses have been completed, a new permanent camp has been partly completed, and earthwork is ongoing.

Public infrastructure such as electrical power, potable water, distribution, sewage treatment and disposal, and telecommunications does not exist in the Essakane Project area. Electricity to the exploration site is provided by on-site diesel generators; satellite communication is also available at the exploration site. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the exploration camp. A 26 megawatt power plant, fuelled with heavy fuel oil will be built for the production phase. Construction power will be supplied by three 800 kilowatt diesel gensets, which will become emergency generators during the production phase. A much larger supply of water mainly for milling operations will be required by the Essakane Project. The main sources of water will be the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

Essakane has initiated local training programs for artisans. It is envisaged that unskilled labour will be sourced locally with skilled labour drawn from Burkina Faso at large. It is expected that some 90-100 expatriates from North America and Europe will be required in the initial years of production, but that number will decrease as Burkinabe workers acquire the expertise and experience to replace the expatriate employees.

The EMZ deposit is surrounded by ample flat and uninhabited land where tailings and waste dump storage can be located. The tailings storage facility is to be located southwest of the surface mine and processing plant. The mine waste storage facility will be located mainly west of the surface mine, but a smaller waste dump will also be located east of the surface mine.

Approximately one million tonnes of material on the existing CEMOB heap leach pad from previous mining operations may be processed during the production phase. Currently, there is no plan for heap leaching at the Essakane Project in the future.

vi)	History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by CEMOB in the period 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 grams of gold per tonne and achieved 73 per cent recovery. It is estimated that 250,000 ounces of gold has been extracted from the local area since 1992. At its peak, up to 25,000 miners worked the EMZ deposit.

A company named Société Filière Or (“SFO”) was formed in which the Government of Burkina Faso held a 10 per cent interest. SFO controlled all mining and processing. During this period, the Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The plant was constructed in 1992 and produced 18,000 ounces in 1993 but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit but, based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining research permit in 1991. The permit covered most of the area which is now included within the Essakane Project (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout reverse circulation drilling was completed (including on the Falagountou and Gossey prospects), followed by reverse circulation drilling (7,949 metres of vertical holes on a 100 metre by 50 metre grid) and a few diamond drill holes (1,510 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000 six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive rotary air blast and reverse circulation drilling of an oxide resource between October 2000 and June 2001. Rotary air blast drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow up reverse circulation drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of diamond drill twins and extensions. Ranger mapped and sampled veins in the BHP trenches and decided to drill toward local grid east at a dip of –60 degrees.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen and Essakane (BVI) Limited entered into a members agreement which gave effect to the terms of an option agreement and also set out the terms and conditions on which the parties would form a joint venture. As GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 per cent in the Essakane Project when it gained a further ten per cent interest in Essakane (BVI) Limited having completed an Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with Gold Fields to acquire its 60 per cent interest in the Essakane Project in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources Shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane Project subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, and concluding an agreement with the local population discussed above under the heading “Essakane Mining Convention”, the Essakane Mining Permit was granted, which resulted in the transfer of the Essakane Project to Essakane S.A. See “General Development of the Business — Three Year History” for a description of the acquisition of Orezone Resources by IAMGOLD.

Previous exploration of the EMZ has been completed by CEMOB, BHP, Ranger, Orezone Resources and Gold Fields and can be summarized as follows:

•	Trenching by CEMOB in the early 1990s, a total of five trenches (705 metres) were excavated;

•

Trenching, reverse circulation and diamond core drilling, airborne geophysics and mapping by BHP in 1995 and 1996: a total of 25 trenches (1,445 metres), 117 vertical reverse circulation holes (5,732 metres) and 9 diamond core drill holes (1,510 meters) inclined at 60 degrees to local grid west were completed.

•

Rotary air blast, diamond core and reverse circulation drilling by Ranger between 2000 and 2001: a total of 21 rotary air blast holes (541 metres) 239 reverse circulation holes (19,777 metres) and 15 diamond core drill holes (2,131 metres) were completed. All holes were inclined at 60 degrees to local grid east.

•

Diamond core and reverse circulation drilling, trenching, mapping and assaying by Orezone Resources between 2003 and 2005: a total of 44 rotary air blast holes (1,275 metres), 658 reverse circulation holes (63,572 metres), 211 diamond core drilling tails (35,064 metres) and 56 diamond core drill holes (7,245 metres) were drilled at various angles but predominantly vertical.

•

Reverse circulation, diamond core and aircore drilling and assaying by Gold Fields since January 2006: total drilling amounts to 69,251 metres. Holes were inclined to local grid east or west depending on the collar position in relation to the EMZ deposit fold axis. Generally the holes were inclined at 60 degrees to grid east. The aircore drilling holes were vertical and inclined holes, drilled to bit refusal on condemnation programs at the Essakane Project site and on regional exploration programs on the surrounding permits. Geotechnical drilling comprised diamond core and reverse circulation drilling at the expected highwall positions of the EMZ deposit design pit shell.

Orezone Resources was the project operator at the Essakane Project from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by Gold Fields and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate.

vii)	Geological Setting

The Essakane Project occurs in outlier folded sedimentary Birimian rocks which are intruded in places by intermediate and mafic sills. The sediments in the district have been subdivided on the basis of lithology into deep-water turbidites (the Birimian) and the coarse clastic basin margin sequences (the Tarkwaian). Intermediate intrusives occurring as sills are common and appear to predate all gold mineralization in the district. The Birimian and Tarkwaian are bounded to the west by the major north-northeast trending Markoye fault and to the south by the Dori batholith. Other regional faults in the district appear to trend northeast and west-northwest. Mesozoic aged dolerite dykes are generally found in the latter. Gold prospects on the permits occur exclusively in the Birimian rocks and are generally associated with quartz veining on the margins of mafic and intermediate sills.

The project has been explored since 1995 by a variety of methods ranging from soil sampling and pitting to analysis of Aster and Landsat images. Outcrop is limited. Soil sampling has been successful in locating potential targets for follow up pitting and drilling. The dominant alteration is pervasive silicification which produces outcrops of hard pebble conglomerate and quartzite. Conformable sills of intermediate composition have been emplaced into the Tarkwaian and Birimian stratigraphy. The margins of these sills are commonly the locus of quartz veining with associated sulphides and gold mineralization. A series of west northwest — east southeast dolerite dykes crosscut all earlier rock units. The deposit is a greenstone hosted orogenic gold deposit consisting of a quartz carbonate, stockwork vein deposit, hosted by a folded turbidite succession of arenite and argillite. Gold occurs as free particles within the veins and also intergrown with arsenopyrite on vein margins or in the host rocks.

viii)	Mineralization

The main gold bearing unit is in equigranular arenite with subordinate lithic arenite and wacke. The secondary gold bearing unit is found in the tourmalinized siltstone with thin arenite bands. It is mineralized in embedded parallel veins, steep quartz veins and pressure solution veins mainly within the fold hinge domain. Some high grade gold intercepts are found along contact zones. Hydrothermal alteration is generally associated with quartz veining and gold mineralization in deformed main arenite. Very little of the primary lithology can be recognized in the clay-rich saprolite near surface. Weathering within the zone consists of one to three metres of laterite, an upper saprolite zone of 30 to 50 metres and a lower saprolite or transition zone of 10 to 30 metres underlain by the competent rock. The deposit is a coarse gold deposit, and visible gold particles have been recorded during core logging within and on the margins of quartz veins intergrown with coarse arsenopyrite and as isolated grains in the host rock. There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation within the main arenite; and (ii) gold associated with structures formed by the anticlinal folding event.

ix)	Drilling

Orezone Resources and Gold Fields drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. The objectives were to infill drill to upgrade inferred resources, expand the resource inventory and better understand the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)	Sampling Method

Most of the 2006 drill holes were sampled as one metre lengths of full core. The first one kilogram assay sub-sample was split out only after the sample had been crushed to 80 per cent passing 2 millimetres. The entire one kilogram sub-sample aliquot was pulverized to 90 per cent passing 75 microns and assayed without further sub-sampling. Reverse circulation drilling during 2006 was mainly used as a pre-collar to diamond drill holes. Drilling changed to diamond drilling as soon as wet samples were returned generally at a depth of 45 to 50 metres. All operators sampled the 5 1/4 to 5 1/2 inch reverse circulation holes at 1 metre intervals at the drill rig. 20 to 40 kilogram reverse circulation rig samples were reduced to 3 to 5 kilograms with an 8 to 1 riffle splitting. This was subsequently changed in 2006 to use rotor splitters to split out a 1 kilogram sample which was pulverized to 90 per cent passing 75 microns and assayed by LeachWELL rapid cyanide leach. The one kilogram splits were pulverized and bagged under full time SGS management and transported to SGS Tarkwa in Ghana in sealed bags. The bags were sealed with metal clips and placed in large calico grain bags which were tied off. Gold Fields supplied a full time geologist to SGS Tarkwa to receive the samples at Tarkwa and manage the unloading and sample preparation process. A small number of assays were completed by SGS Burkina Faso in Ouagadougou in 2007.

Gold Fields completed a range of bottle roll leach and gravity concentration tests in late 2005 and demonstrated that the previous BLEG and LeachWELL bottle roll assays were biased low because of anomalously poor dissolution of coarse gold. Gold Fields introduced a comprehensive QA/QC system involving insertion of certified standards reference materials supplied by RockLabs. Coarse quartz blanks were inserted as well. An umpire check assay process was also used by Gold Fields.

xi)	Data Verification

A significant proportion of the assay data for the Essakane Project has been generated by previous operators. However, much of this historical data have been generated either with inadequate QA/QC measures in place, or uncertified reference materials were used, and thus made the quality control measures equivocal. RSG Global completed a review of the recorded quality control data for the Essakane pre-feasibility study. The key findings of this review are summarized below:

•	The use of uncertified (unaccredited) standards should be discontinued; the use of 250 gram standards for BLEG and LeachWELL cyanide leach assays should be examined.

•	Orezone standards appear to have been mixed up during laboratory submission; much of Orezone standard data appears unusable.

•	The Abilabs QA/QC results appear to be substandard.

•	A bias between BHP FA (ITS FAA) and BLEG assays may be the result of incomplete dissolution during the BLEG process.

•

Indications exist that unaccounted gold is present within samples that report BLEG results less than 1.0 grams of gold per tonne; this suggests that tails samples should be taken for all BLEG samples greater than 0.5 grams of gold per tonne.

•	Heterogeneity test work should be undertaken to optimise the sub-sampling protocol.

xii)	Mineral Processing and Metallurgical Testing

At an early stage in 2005 it was determined that a conventional crushing, milling, carbon in leach gold plant would be required and extensive leaching tests were conducted on various ore types.

xiii)	Mining Operations

Operating costs were estimated based on fuel costs of $0.81 per litre for HFO and $1.09 per litre for diesel delivered to site (inclusive of applicable duties and taxes) in each case based on a Brent crude oil price of $65 per barrel.

The ore based costs consist of processing and general and administrative (“G&A”) costs. Saprolite has a processing cost of $6.67 per tonne and a G&A cost of $1.55 per tonne. Transition ore has a processing cost of $8.52 per tonne and a G&A cost of $1.67 per tonne. Fresh rock has a processing cost of $10.36 per tonne and a G&A cost of $1.85 per tonne.

It will be necessary to divert water from a nearby river to create a reservoir because the deposit is located in a semi-desertic area. Dewatering of the pit will be required with the use of boreholes and submersible pumps with a sump at the pit bottom to hold wet season rain. Fuel will have to be imported and power will be provided by generating units. Tank farms will be established at the site for fuel storage. The mining is intended to be carried out using a conventional drill, blast, load and haul surface mining method with an owner fleet. Annual mining rates will be at 32 million tonnes per year for the first four years of operation after which it decreases to 25 million tonnes per year and stabilizes at 15 million tonnes per year thereafter. The weathered zones will be sequentially mined over the life of the operation commencing with the saprolite and benches will be on six metre heights. Grade control samples will be collected using reverse circulation drills and drill rigs will be used for drilling production blast holes. Loading will be accomplished with hydraulic excavators and wheel loader. The truck fleet will be composed of fourteen 140 ton class and five 100 ton class trucks. Tailing ponds will be constructed for tailings disposal.

The mine production schedule includes a six month pre-production period during which time the overburden will be pre-stripped and some ore will be stockpiled (two million tonnes at an average grade of 1.26 grams of gold per tonne which will be drawn down by the third year of production). During pre-production, a total of 6.0 million tonnes of waste material (mainly saprolite) will be mined and it will be used for pad construction and tailings dam construction. Ore to the plant will be a blend of the three weathered types commencing predominantly with saprolite and transition (saprock) for the first three years. Fresh rock mill feed will gradually increase from Year 4 onward. Milling rates will be at 7.5 million tonnes per year for the first three years of operation, 6.5 million tonnes per year for the fourth year, and 5.4 million tonnes per year thereafter when mill feed is entirely fresh rock. The great majority of waste material will be stored in the main overburden storage facility. Other mining infrastructure involves a mine office complex (mine offices, change house and canteen), equipment workshop with overhead cranes integrated to the main warehouse and external wash down bays, blasting and explosives compound including magazines, diesel storage and dispensing facility and a drill core storage facility. The operating costs have been determined for two ore types, namely the saprolite ore and fresh rock arenite/argillite ore. The operating cost for the transition ore type is determined by averaging the process cost for the oxide and fresh ore.

The proposed tailings storage facility has an overall base of some 450 hectares and will be developed in stages concurrent with mine production using thickened tailings disposal. Three stages are proposed for the tailings storage facility. Stage one construction covers the initial three years of mine production when mostly saprolite ore will be milled resulting in more process water reporting to the tailings facility. Stage two covers years four, five and six during which time the ore will predominantly be a blend of transition and fresh ore. Stage three covers the remaining four years. The perimeter berms will be 10 metres high with crest widths of 10 metres. The main stages are separated by low internal berms. Roads within the plant will be four metres wide and of laterite construction. The haul road will be 20 metres wide and will be constructed by the mining department and will have to support the 140 tonne mine haul trucks. The mine village will be built from prefabricated structures and this village will initially be used as the construction camp. The site will be provided with a satellite communications system. Two office complexes will be located in the mine plant area, one to service mine operations and maintenance and the other reserved for construction management and administrative services. The main warehouse is attached to the mine maintenance shops and will include a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the project coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support construction and subsequently production is very substantial. Construction manpower will eventually peak in excess of 2,000 workers in 2009 and manpower during production will be approximately 800 workers. The capital costs for infrastructure, processing facilities, plant and equipment, construction indirects, general services and pre-production development are estimated at $395,071,495 and a contingency of $25,372,689 for a total of $420,444,184.

xiv)	Exploration and Development

Further work recommended includes infill diamond core drilling, infill drilling north of the May 2007 block model, resource calculations for surface satellite deposits, exploration of resource extensions, mapping of structural details within the pit benches and training of geologists, scout drilling of depth extensions and/or selective underground stoping and ongoing evaluation of gold prospects. The estimated exploration budget for the period 2008 to 2010 is $5,665,000. In addition, the following studies are recommended: detailed geochemical characterization of materials, optimization studies regarding waste disposal, identification of suitable construction materials, engineering studies respecting explosives, long term water quality studies and a determination of the kaolinite content within the different types of saprolite ore and its impact on processing.

xv)	Mineral Resources and Mineral Reserve Estimates

The principal block model used for the mineral resource estimation consists of large panels of dimensions of 25 metres east-west, 50 metres north-south and six metres vertical. The panels were truncated where necessary against the major geological boundaries and the topographic surface. Internally the panels are sub celled to a dimension of 2 1/2 metres east by five metres north by three metres vertical. The density was determined by sampling approximately 6,000 saprock and fresh arenite and argillite core samples. The open pit optimizations were performed using Whittle software based on the Lerch-Grossman algorithm. The final pit shell used for mine design corresponds to the one that maximizes the net present value of the Essakane Project.

The basis of the mineral resource estimate included geological interpretation and modelling, block modelling, drill hole compositing at three metre lengths, statistical analysis of sample sets to establish a suitable domaining strategy, analysis of caps by examining the cumulative mean grade and cumulative standard deviation of the data sets and variography of the raw composite grades within each domain. The base case gold price used for pit optimization and design was $600 per ounce.

May 2007 Mineral Resources Reported at a Cut-Off of 0.5 g Au/t Unconstrained by

$650/oz Pit Shell(1)

Category	Tonnage	Grade	Contained Gold
	(M t)	(g/t Au)	(M oz)
Indicated	78.4	1.58	3.993
Inferred	27.4	1.44	1.272

May 2007 Mineral Resources Reported at a Cut-Off of 0.5 g Au/t Within a $650/oz

Whittle Pit Shell(1)

Category	Tonnage	Grade	Contained Gold
	(M t)	(g/t Au)	(M oz)
Indicated	73.4	1.62	3.822
Inferred	16.1	1.66	0.860

Notes:

(1)

Mineral resources are inclusive of mineral reserves. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

June 2008 Mineral Reserve Estimate Based on $600/oz

Category	Reporting Cut-off	Tonnage	Grade	Contained Gold
	(g /t Au)	(M t)	(g/t Au)	(M oz)
Probable	Oxide (0.441)	13.915	1.36	0.610
	Transition (0.547)	12.389	1.58	0.630
	Fresh (0.656)	31.817	1.84	1.881

Total Probable		58.122	1.67	3.121

Total		58.122	1.67	3.121

Essakane Mineral Reserves

			Total
				Grade		Au
Weathering Type		COG(1)	Tonnage	Rec	In-situ	Rec	In-situ
		(g Au/t)	(000t)	(g Au/t)		(koz)
Probable Mineral Reserves	Saprolite	0.441	13,915	1.313	1.363	587	610
	Transition	0.547	12,389	1.506	1.581	600	630
	Fresh Rock	0.656	31,817	1.733	1.839	1,773	1,881

	Total		58,122	1.584	1.670	2,960	3,121

Non-Reserve Material	Saprolite	0.441	139	0.847	0.907	3.8	4.1
	Transition	0.547	12	1.247	1.272	0.5	0.5
	Fresh Rock	0.656	1,019	1.868	1.972	61.2	64.6

	Total		1,170	1.740	1.838	65.5	69.1

Waste (including non-reserve material)		(000t)	157,467
Strip Ratio			2.71

Notes:

(1)	Cut-off grade.

2.2	Africa: Ghana - Tarkwa Gold Mine

Unless stated otherwise information in the sections below (other than information subsequent to the date of the Tarkwa Report (defined below) ) are based upon an independent technical report (the “Tarkwa Report”) prepared for the Tarkwa Gold Mine entitled “An Independent Technical Report on the Tarkwa gold mine, Ghana” dated July 1, 2004. The Tarkwa Report was prepared by SRK Consulting under the supervision of Rick Skelton, a “qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Tarkwa Report which is available for review on SEDAR at www.sedar.com. The Tarkwa Report is not and shall not be deemed to be incorporated by reference into this Annual information Form.

i)	Property Description and Location

IAMGOLD holds an aggregate 18.9% interest in Gold Fields Ghana Limited (“GFGL”). GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited (“Gold Fields”) is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

The Tarkwa Gold Mine is located in southwestern Ghana, about 300 kilometres by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine operates mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases, each dated April 18, 1997, in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing in certain events to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

ii)	Accessibility, Climate, Local Resources, and Infrastructure

The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked into the property.

The area has a tropical climate with two wet seasons (March to July and September/October), with a Hamattan dry season from mid-October to March. Temperatures range from 21ºC to 32ºC, and rainfall averages approximately 2,000 millimetres per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation, due to subsistence farming by the local population, has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession. The operating season is continuous throughout the year.

iii)	History

IAMGOLD

Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited (“Mutual”) acquired Crescent Mining Finance Limited (“Crescent Finance”), which held a 5% interest in GFGL. Golden Knight Resources Inc. (“Golden Knight”), a Canadian public company at the time, acquired Mutual in October 1995.

Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. (“Cabo Frio”), Golden Knight acquired a further 12.5% interest in GFGL.

Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre purchased from Cabo Frio on April 30, 1999, shares of GFGL representing a 1.4% interest in GFGL.

In April 1999, Repadre and Golden Knight completed a business combination and, effective January 1, 2000, Repadre, Golden Knight and Mutual amalgamated under the name “Repadre Capital Corporation”. Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGOLD, pursuant to a court-approved plan of arrangement, and effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGOLD.

GFGL

GFGL was incorporated in 1993 to hold the Tarkwa concessions. In June 1993, the Government of Ghana entered into an agreement with GFGL under which GFGL would operate the mine under a management contract. The mine then became known as Tarkwa Gold Fields Limited. In 1996, a pre-feasibility study into an open pit/heap leach operation, undertaken on behalf of GFGL by SRK Consulting, concluded that such a project was economic. This study was followed up with a feasibility study and the subsequent approval to proceed with the project. Open pit operations began in 1998.

In August 1999, GFGL suspended all underground mining operations at the Apinto shaft and AVS sections as they had become uneconomic. The milling plant continued to process remaining ore and clean up material until shutdown in December 1999. At that stage, GFGL withdrew totally from the underground operations, allowing the mine to flood.

In August 2000, following the acquisition by Ghanaian Australian Goldfields Limited (“GAG”) of the Teberebie lease and operations, GFGL acquired the northern part of the Teberebie lease from GAG. The facilities, comprising the Teberebie open pit and heap leach pads and associated equipment, were recommissioned at a cost of $11 million, and placed into production. This expansion increased the heap leach production capacity from 7.2 Mtpa to 12.6 Mtpa. Currently the heap leach areas are capable of processing 16 Mtpa.

In 2003, a decision was made to expand the operation to 20 Mtpa by adding a CIL processing plant. This plant was commissioned in late 2004.

iv)	Geological Setting and Mineralization

Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwaian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area, within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper-gold alloy. The gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3% to 7% of the gold. Sulphide minerals have not been detected in the ore.

v)	Drilling, Sampling and Analysis, and Security of Samples

A total of 1,909 exploration boreholes have been drilled on the Tarkwa concession, of which 1,479 were drilled by GFGL, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All of these exploration drill holes are included in the database.

A total of 956,632 metres of grade control RC drilling have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

The primary database captures the following: (1) the collar positions of all RC and DD holes, (2) down-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes.

Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

Tarkwa’s quality control program consists of the following internal controls: (1) field re-splits every 20th sample, i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results); (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample (every sample that assays above three g Au/t is repeat assayed using fire assay); and (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

The Tarkwa Gold Mine maintains an ongoing grade reconciliation program between current mineral resource grade and tonnage models, with actual tonnes mined and grades as measured across the belts feeding the heaps.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

Operator

Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of December 31, 2008, the Tarkwa Gold Mine had a compliment of approximately 3,800 employees, including those employed by outside contractors.

Processing

The Tarkwa Gold Mine currently utilizes a combination of conventional heap leach techniques and conventional CIL processing to recover gold. Heap leach operations consisted of two separate heap leach circuits, namely, the Tarkwa “North” plant and the Teberebie “South” plant. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 16 million tonnes per annum.

A new 4.2 million tonnes per annum CIL conventional mill operation was commissioned in November 2004 at a cost of $85 million, raising the total processing capacity to 20 million tonnes per annum. Since commissioning, the CIL plant throughput has risen to an annualized 5 million tonnes per year through a series of improvements. A CIL expansion project at the Tarkwa Gold Mine was substantially completed during December 2008 with all of the primary process equipment installed and operating and the plant achieving the nameplate throughput capacity. During the first quarter of 2009, installation of remaining ancillary equipment has been completed and the whole plant is finalizing commissioning and tuning work.

The project expanded the annual capacity of the CIL plant to 12 million tonnes and included an expansion of the north heap leach facility, the tailings storage facilities and associated infrastructure. The south heap leach facility was closed down.

Production

For 2009, the Company’s share of production is estimated at 136,000 ounces of gold. Based on the June 30, 2008 mineral reserve statement, the Tarkwa Gold Mine is expected to continue in operation until 2022.

The following table indicates operating information for the Tarkwa Gold Mine for the last two years:

TARKWA GOLD MINE (1)	2008	2007
Ounces (Au)	629,000	657,000
Tonnage processed (tonnes)	22,125,000	22,338,000
Grade processed (g Au/t)	1.2	1.1
Recovery (%)	76	79

(1)	The Company’s 18.9% interest in Tarkwa represents 119,000 ounces in 2008 and 124,000 ounces in 2007.

viii)	Environment

GFGL has received all required environmental operating permits for the Tarkwa Gold Mine from the Ghana Environmental Protection Agency (“EPA”), and an environmental certificate covering all operations at the site has been issued by the EPA. GFGL has submitted a reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GFGL has posted a reclamation bond based upon the reclamation security agreement in the amount of $6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

In 2008, there were no environment incidents that could result in medium-term or long-term environmental impact.

An environmental management plan for the Tarkwa Gold Mine has been submitted and approved by the EPA. The EMS is certified ISO 14001, additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

The EMS includes operational procedures related to minimization of risk associated with environmental impact. A comprehensive training program has been implemented to ensure that the workforce is competent in these procedures.

Concurrent rehabilitation continued as part of an integrated mine plan, with reclamation being completed on leach heaps, waste dumps and open pit areas. A comprehensive life of mine decommissioning and reclamation plan has been developed and pre-funding for reclamation liability is maintained, including a provision for monitoring after mine closure. No significant remediation issues have been identified for closure of the mine due to the favourable geochemical nature of the ore and waste materials.

A new tailings storage facility has recently been constructed. The designers were external consultants with an established reputation for the design of such facilities. The facility has a design capacity of 84 million tonnes and is a hillside impoundment south of the existing north heap leach pads.

As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $26.4 million (proportionate share: $5 million), representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $29.7 million (proportionate share: $5.6 million).

ix)	Mining Taxation

Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 25%. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana.

Ghana’s exchange control laws require permission from the Ghanaian authorities for transactions by residents involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

Negotiations are ongoing with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

2.3	Africa: Ghana - Damang Gold Mine

Unless stated otherwise information in the sections below (other than information subsequent to the date of the Abosso Report (defined below)) is based upon an independent technical report (the “Abosso Report”) prepared for the Damang Gold Mine entitled “An Independent Technical Report on the Damang gold mine, Ghana” dated July 1, 2004. The Abosso Report was prepared by SRK Consulting under the supervision of Rick Skelton, a “qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Abosso Report which is available for review on SEDAR at www.sedar.com. The Abosso Report is not and shall not be deemed to be incorporated by reference into this Annual information Form.

i)	Property Description and Location

IAMGOLD holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. GoldFields is the operator of the Damang Gold Mine and the majority shareholder of Abosso, with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

Damang Gold Mine is approximately 280 kilometres by road west of the capital, Accra. The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 square kilometres. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing in certain events to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Damang Gold Mine is located 40 kilometres north of the town of Tarkwa and 140 kilometres by road from the port of Takoradi on the Atlantic coast. It has good access roads and an established infrastructure, and most supplies are trucked into the property. The Damang Gold Mine has access to the national electricity grid. A description of the climate in the general area is provided above under subsection 2.2 ii) of Item III.

iii)	Drilling, Sampling and Analysis, and Security of Samples

The primary drilling database captures the following: (1) the collar positions of all RC and DD holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes. Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out. All grade control drill holes are also captured in the geological database.

The Damang Gold Mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis, unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of Abosso staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

Damang follows industry standard quality assurance and quality control procedures, including employing standards, blanks, duplicates and check assays in external laboratories.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

Operator

Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of $1.5 million per annum.

Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by African Mining Services (“AMS”). AMS has held the earth-moving contract since the commencement of operations in November 1997. Mining is carried out at a number of pits located on the Damang Mining Lease. A different contractor, Engineers & Planners Co. Ltd., performs the ore haulage contract work at Damang.

Fresh rock and transitional zones are drilled and blasted in six-metre lifts with excavation in three-metre flitches. The majority of oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration, while hauling is done using trucks with a payload capacity of approximately 90 tonnes.

Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby, as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding, planting and fertilization.

Processing

The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tonnes per hour (14,000 tonnes per day or 5 million tonnes per annum) with an average availability of 92%.

The plant processes a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The blend varies between 60% and 75% fresh rock, depending on the ore grade, availability of the ore and the state of the SAG liners.

Production

The Company’s share of 2009 production is estimated at 40,000 ounces of gold. Based on the June 30, 2008 mineral reserve statement, the Damang Gold Mine is expected to continue in operation until 2014.

The following table indicates operating information for the Damang Gold Mine for the last two years:

DAMANG GOLD MINE	2008	2007
Ounces (Au)(1)	197,000	179,000
Tonnage milled (tonnes)	4,642,000	4,852,000
Grade milled (g Au/t)	1.4	1.2
Recovery (%)	93	93

(1)	The Company’s 18.9% interest in Damang represents 37,000 ounces for 2008 and 34,000 ounces for 2007.

As of December 31, 2008, the Damang Gold Mine had approximately 1,700 employees, including those employed by outside contractors.

vi)	Environment

Abosso is in full compliance with environmental regulatory requirements in Ghana and all environmental permits are up to date for the Damang Gold Mine. Abosso has signed a reclamation security agreement with the EPA, which is secured by the provision of an irrevocable letter of credit in the amount of $2 million and a cash deposit of $200,000. The EMS for the Damang Gold Mine has been certified under the ISO 14001 standard, effective July 2003, and remains in conformance with the certification. In 2008, there were no environmental incidents that could result in medium-term or long-term environmental impact.

The Environmental Protection Agency of Ghana awarded Damang the “Most Environmentally Committed Company Award for 2005” at a ceremony held on June 5, 2006. As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $4.8 million (proportionate share: $0.9 million), representing the discounted cost. The undiscounted estimated restoration and closure costs for the property was $5 million (proportionate share: $1 million).

vii)	Mining Taxation

The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine: information is provided in subsection 2.2 ix) of Item III above.

Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana.

Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

Information on mineral resources and reserves is provided in Section 5 below.

2.4	Africa: Botswana - Mupane Gold Mine

Unless stated otherwise information in the sections below (other than information subsequent to the date of the Mupane Report (defined below)) is based upon a technical report (the “Mupane Report”) entitled “Technical Report on the Mupane Gold Project” dated January 18, 2006. The Mupane Report was prepared by Marcus Tomkinson and Linton Putland, “qualified persons” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Mupane Report which is available for review on SEDAR at www.sedar.com. The Mupane Report is not and shall not be deemed to be incorporated by reference into this Annual information Form.

i)	Property Description and Location

The Mupane Gold Mine consists of an open pit mining operation exploiting the Tau, Kwena and Tholo gold deposits. The mine area is located in the eastern part of Botswana roughly 30 kilometres southeast of the town of Francistown.

The Mupane Gold Mine is owned 100% by Mupane Gold Mining (Pty) Ltd., a wholly owned subsidiary of IAMGOLD since March 22, 2006. The Mupane Mining License covers an area of 1,165.6 hectares and is located on two adjoining farms. The adjacent Shashe mining license is owned 85% by the Company.

The Mupane License grants permission to the holder to mine for gold in the mining license area for a period of 10 years commencing on September 5, 2003 and ending on September 4, 2013. To retain the Mupane License, the holder must: pay an annual license fee to the office of the Director of Mines; carry out mining operations strictly within the license area and in accordance with the approved program of mining; and pay a royalty to the Government monthly. In addition, the Mupane License area is subject to notarial mineral leases with each of the two farm owners which grant sole and exclusive access within the mining lease areas to search for, mine and recover gold in all forms in, on and under the mining lease areas, plus further rights set out fully within the lease documents. To retain these lease arrangements, the holder must pay monthly rental fees, escalated annually. The mineral leases endure for a period of 10 years from the date of issue of the Mupane License, and will be automatically renewed upon renewal of the Mining License for a further period of 10 years.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Mupane Gold Mine is located about 30 kilometres southeast of the town of Francistown having a population of approximately 300,000. Transportation to Mupane is by private vehicles or staff buses. The mine is connected to the Botswana national power grid and obtains its water from the Shashe Dam located west of Francistown. A private airfield is located on a farm which comprises the southeast portion of the Mupane mining lease area.

iii)	Drilling, Sampling and Analysis and Security of Samples

All drill hole collars are surveyed and downhole surveys are conducted in exploration holes. All RC chips are collected for both exploration and grade control from a cone splitter into bags and all exploration and some grade control samples are weighed. This procedure follows recognized industry standards. All samples are analyzed regardless of whether they were collected from mineralized zones or not. The exceptions are the dyke zones which are known to be barren. RC holes are logged and entered in the database. Core from all diamond holes is halved, with half the core assayed and half the core retained for future reference. All core is oriented, logged and photographed before cutting for future reference if required.

All exploration assaying is done using fire assay and grade control uses the leach well process, with the bulk of analysis being carried out at the Mupane assay laboratory and the remaining samples sent to Set Point laboratory in Johannesburg if required. A select proportion of sample pulp rejects are sent from Mupane to Set Point for independent verification when required. A QA/QC program consisting of submitting blank, duplicate samples and standard samples is carried out and follows accepted industry standards. Field duplicates are collected at 6 metres for every hole and analyzed for additional control. A field duplicate is also collected within the expected mineralized zone in exploration holes where possible.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

Mining activity is conventional open pit mining. The majority of material mined from the Mupane pits requires drilling and blasting. Mining benches are nominally 7.5 metres in height, with flitches mined at 2.5 metre intervals. Mining is currently being conducted in two open pits: Tau and Tholo, which are all located within a 5 kilometre radius. A third pit, Kwena has yet to be mined. The largest pit, Tau, contains 45% of the total proven and probable reserve and is currently designed to be 520 metres in length with a maximum width and depth of 395 metres and 195 metres, respectively.

The 2009 production is estimated at 81,000 ounces of gold. Based on the mineral reserves at December 31, 2008, the Mupane Gold Mine is expected to continue in operation until mid-2011 including the processing of stockpiled ore.

The following table indicates operating information for the Mupane Gold Mine for the last two years:

MUPANE GOLD MINE	2008	2007
Ounces (Au)	102,000	86,000
Tonnage milled (tonnes)	1,077,000	909,000
Grade milled (g Au/t)	3.5	3.5
Recovery (%)	84	85

The Mupane Gold Mine mill uses a conventional two-stage grinding circuit with one SAG and one ball mill. The mill currently utilizes conventional CIL processing to recover gold and produce gold bullion. The plant has been designed at a nominal throughput of 1.2 million tonnes per annum for oxide ores. For primary ores a combination of flotation and CIL processing is used at a designed nominal throughput of 1.0 million tonnes per annum.

At the end of 2008, the Mupane Gold Mine employed approximately 400 individuals, including those employed by outside contractors.

vi)	Environment

The Mupane Gold Mine has an EMS to manage the environmental aspects and legal and other obligations relating to its activities. The aspects addressed include those that the Company can directly control through its own operations and also those related to the activities of its contractors and suppliers that it can influence.

The Botswana Department of Mines has conducted annual to biannual EHS audits of the facility since August 2006. Mupane has acted on recommendations from these audits and substantially completed their implementation.

The Botswana Department of Mines conducted inspections, from time to time, providing recommendations, and Mupane has acted on these recommendations and has substantially completed implementation.

The Botswana Mines and Minerals Act (1999) requires mining companies to develop mine closure and rehabilitation plans to make the site safe and rehabilitate the environment to as close as possible to its natural state. These plans need to be submitted to the Director of the Department of Mines in Botswana for consideration and approval. A closure plan will be submitted to the Department of Mines in 2009.

Completion criteria are an agreed set of environmental indicators which, upon being met, demonstrate successful rehabilitation of a site. Completion criteria are specific to the operation and reflect the environmental, social and economic circumstances of the mine site, while also being flexible enough to adapt to changing circumstances without compromising the ultimate agreement. While the current environmental management plan cover completion criteria, some criteria have yet to be fully defined.

As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $4.4 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $4.8 million.

vii)	Exploration and Development

No exploration activities were carried out on the Mupane mining lease or surrounding exploration concessions in 2008. For 2009, exploration will mainly be focused on the Golden Eagle area to determine the extent of the ore body and some further work will be done at Signal Hill and Molomolo. Rainbow, Lesegolame, No Mathata and Matopi will also be targeted to assess the potential for additional satellite resources.

viii)	Mining Taxation

The Mupane Gold Mine is operated under a mining license owned 100% by a Botswanan registered mining company and is taxed in accordance with the Twelfth Schedule of the Botswana Income Tax Act. Mining profits are taxed according to the following formula: Annual Tax Rate equals 70-(1500 divided by x), where x is the profitability ratio calculated as taxable income as a percentage of gross income, provided that the minimum rate applicable is the company flat rate of 25% of annual taxable income. Mining capital expenditure is deductible in full in the year in which the expenditure was incurred. Sales of plant and equipment at the end of the project will be taxed at 25%, if tax losses are not available to offset such income.

2.5	Africa: Republic of Mali - Sadiola Gold Mine

i)	Property Description and Location

The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by SEMOS which holds the mining rights for gold, silver (and related substances) and platinoids for the Sadiola Mining Permit in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 38%, AngloGold Ashanti, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation (“IFC”), a member of the World Bank Group, which owns 6%.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and

ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party’s interest and a buyout at such value.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders’ meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

AngloGold Ashanti acquired its interest in the Sadiola Gold Mine from IAMGOLD as part of the financing of the project. As a result of this process, the IFC and the Republic of Mali obtained equity interests in SEMOS. Construction at the Sadiola open pit commenced in 1994 and full production was achieved in 1997.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

A 57 kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Electrical power is provided through Sadiola’s diesel powered generating sets which are capable of meeting an average demand of 16.7 MW and a peak demand of 17.7 MW.

iii)	Drilling, Sampling and Analysis, and Security of Samples

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project’s ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

Operator

AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Production

The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 metres in length with a maximum width and depth of 700 metres and 150 metres, respectively.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Grade control is effected by drilling 10 metre long vertical holes on a 10 metre by five metre grid. Ore is transported to the ore stockpile, located approximately one kilometre from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90% of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year.

As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. The ore passes to surge bins located ahead of the two SAG mills. A single regrind mill is incorporated, serving both circuits, to further grind the coarse fraction contained in the output from the SAG mills.

The discharge from the SAG mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mill.

The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

In March 2002, the existing Sadiola plant was modified to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75%. The modification provided for pre-oxidation of the slurry feed, followed by oxygen enriched high-cyanide leaching. Installed equipment included an oxygen enrichment plant and two new generator sets to provide the incremental power.

vi)	Production

The 2009 production is estimated at 349,000 ounces of gold (the Company’s share would be 133,000 ounces).

Based on mineral reserves as at December 31, 2006, the Sadiola Gold Mine is expected to continue in production until 2013, including the treatment of ore currently in stockpiles. A positive decision to proceed with the deep sulphide project would extend the life of the mine until 2018.

The following table indicates operating information for the Sadiola Gold Mine for the last two years:

SADIOLA GOLD MINE	2008	2007
Ounces (Au) (1)	453,000	369,000
Tonnage milled (tonnes)	4,117,000	4,157,000
Grade milled (g Au/t)	3.9	3.7
Recovery (%)	83	78

(1)	The Company’s 38% interest in Sadiola represents 172,000 ounces in 2008 and 140,000 in 2007.

vii)	Environment

Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola Gold Mine. The EMS ensures that the environment is protected and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. IAMGOLD believes that these issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bunded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolitic ore. An environmental impact assessment (“EIA”) was prepared in 2001 to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $28.9 million, representing the discounted amount (proportionate share: $11 million). The undiscounted amount of the restoration and closure costs for the property was $36.4 million (proportionate share: $13.8 million).

viii)	Exploration and Development

Exploration is carried out by SEMOS. In 2008, work was directed principally on the periphery of the open pits and a further phase of drilling on the deep sulphide project. Combined RAB, RC and DD totaled 55,523 metres for the year.

Near-mine exploration focused on in-fill and definition drilling in the gap area between the FE3 and FE4 pits. This work is scheduled to be completed in 2009. The Sekekoto main target was drilled to an indicated resource status. Six additional targets were drill- tested with disappointing results. Phase 9 and 10 drilling on the deep sulphide project targeted the resource below the north end of the Sadiola pit for further delineation and metallurgical purposes.

IAMGOLD’s share of exploration work, including both the capital and expensed portions at the Sadiola Gold Mine was $2 million in 2008.

Exploration in 2009 will focus on Phase 9 of the deep sulphide northern hards and the depth extensions of satellite resources. Oxide exploration will be accelerated in 2009 as part of a larger program to evaluate the remaining oxide potential of the mining concessions. Priority work includes resource conversion at the Sekekoto main, and exploration drill testing at Lakanfla E, Sekekoto SE, FN3S and the FE3S gap area.

ix)	Mining Taxation

Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A royalty (Contribution pour prestation de services) of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses, are paid to the Government of Mali.

2.6	Africa: Republic of Mali - Yatela Gold Mine

i)	Property Description and Location

The mining permit area in Mali on which the Yatela Gold Mine is situated (the “Yatela Mining Permit”) is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are SADEX (which is indirectly owned 50% by IAMGOLD and 50% by AngloGold Ashanti) which holds an 80% interest and the Republic of Mali which holds a 20% interest.

YATELA is governed by a shareholders’ agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see “Sadiola Gold Mine — Property Description and Location” above).

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.5 of Item III above.

The Yatela Gold Mine is located approximately 25 kilometres north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela Gold Mine. In 2005, a new access road was constructed between Yatela and Sadiola to facilitate movement between the two operations.

The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine.

iii)	History and Exploration

SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 from Eltin Limited (“Eltin”) of Australia.

SADEX commissioned a feasibility study, which was carried out by AngloGold (now AngloGold Ashanti) and presented in June 1999. The feasibility study concluded that an open pit mine feeding a 2.5 Mtpa heap leach operation was the most financially attractive of the alternatives studied.

The final feasibility study prepared by AngloGold Ashanti in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period.

iv)	Drilling, Sampling and Analysis, and Security of Samples

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project’s ore zone is submitted to an external for check assay.

The resource drilling database system is the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.5 iii) of Item III above.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

QA-QC protocols are in place with respect to sampling procedures.

v)	Mineral Resources and Ore Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vi)	Mining Operations

Operator

YATELA has appointed AngloGold Mali as the operator of the Yatela Gold Mine on the same terms as those for the Sadiola Gold Mine.

Mining operations are now carried out by African Mine Services which, in 2008, replaced the previous contractor, Moolman Brothers. The Yatela deposit is being exploited by open pit mining techniques.

Processing

The process plant consists of a standard heap leaching facility. It consists of a crusher feeding an agglomeration drum to produce a pelletized product.

The discharge from the agglomeration drum is transported by an overland conveyor to the “grasshopper” conveyor and radial stackers which build each heap leach pad in two lifts. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold.

The average life of mine gold recovery rate incorporated in the feasibility study was 85%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

Production

The Company’s share of 2009 production is estimated at 88,000 ounces of gold.

In July 2006 a decision was taken to deepen the main Yatela pit (the Pushback 7 project) which should extend the life of the Yatela mine into 2010 and add approximately 480,000 ounces to the life of mine production.

The following table indicates operating information for the Yatela Gold Mine for the last two years:

YATELA GOLD MINE(1)	2008	2007
Ounces (Au)	165,000	301,000
Tonnage crushed (tonnes)	2,721,000	3,079,000
Grade crushed (g Au/t)	2.1	3.3

(1)	The Company holds a 40% interest in Yatela representing 66,000 ounces in 2008 and 120,000 ounces in 2007.

vii)	Environment

Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities, and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela Gold Mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $22.3 million, representing the discounted cost (proportionate share: $8.9 million). The undiscounted amount of estimated restoration and closure costs for the property was $24.8 million (proportionate share: $9.9 million).

viii)	Exploration and Development

All exploration activity is carried out by YATELA. This work included a total of 22,593 metres of combined rotary air blast, RC, and DD. The Yatela NW extension adjacent to the main Yatela pit was drilled to an indicated status, and entered production in July 2008. Further drilling was carried out in the Dinguilou area and to the south of the inactive Alamoutala open pit. Drilling was also directed at targets south of the Yatela open pit in an area underlain by karstic calcareous units that host the Yatela mineralization. Exploration in 2009 will continue with further evaluation and definition of oxide zones, as well as examining the sulphide potential beneath the known oxide mineralization at Yatela, KW18 and Alamoutala. More early stage work is also planned for the Donguera and Niamboulama Hill targets.

IAMGOLD’s share of exploration work, including both the capital and expensed portions at Yatela was $1 million in 2008.

ix)	Mining Taxation

YATELA was exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Since that date, the mining taxation applicable to YATELA is the same as that applicable to SEMOS. Information thereon is provided in subsection 2.5 ix) of Item III above.

2.7	Africa: Tanzania - Buckreef Project

Unless stated otherwise information in the sections below (other than information subsequent to the date of the Buckreef Report (defined below)) is based upon a technical report (the “Buckreef Report”) entitled “Technical Report on the Buckreef Gold Project” dated January 18, 2006. The Buckreef Report was prepared by Marcus Tomkinson and Linton Putland, “qualified persons” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Buckreef Report which is available for review on SEDAR at www.sedar.com. The Buckreef Report is not and shall not be deemed to be incorporated by reference into this Annual information Form.

i)	Property Description and Location

The Company owns or has the right to earn between 75% and 80% of various prospecting and mining licenses within the Buckreef Project area in Tanzania. The Buckreef Project is located in north central Tanzania 85 kilometres South of Lake Victoria in the Mwanza provincial district. It lies some 110 kilometres southwest of the town of Mwanza located on the southern shore of the lake.

The Buckreef Project consists of two main prospects. At the western end of the area lies the defunct Buckreef gold mine, operated by the Tanzanian State during the late 1980s. Some 30 kilometres to the east of the Buckreef Gold Mine is the Busolwa-Buziba prospect. The Buckreef Project encompasses approximately 246 square kilometres of contiguously held tenements extending east-west for approximately 40 kilometres covering the eastern half of the Rwamagaza Greenstone Belt (“RGB”) centred on 3° 7’ 18” S and 32° 7’ 5” E.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Buckreef Project area lies 85 kilometres due south of Lake Victoria in the Mwanza Administrative Division of Tanzania in East Africa. The area south of Lake Victoria consists of gently undulating low hills and flat alluvium and black cotton soil filled valleys. The original vegetation is typical savannah with a variety of tree species, predominantly acacias, scattered through grassland. The area of the Lake Victoria goldfields has been heavily modified by human activity, in particular subsistence farming and tree clearing mainly for charcoal. Certain areas have also been subject to major overgrazing. Infrastructure is generally poor. The project area is located 110 kilometres southwest of the town of Mwanza which lies on the eastern shore of Smith Sound, a southward extending arm of Lake Victoria. Mwanza has a population of approximately one million people and is connected to Dar es Salaam, the capital of Tanzania, by a poorly maintained tar road. An international airport is located at Mwanza.

Access to the project from Mwanza is via a series of unpaved roads of varying quality. The project is also accessible from Mwanza at the western end by an unsurfaced airstrip. The project area itself is heavily populated with scattered individual kraals and agglomerations of dwellings related to transient “artisanal gold rushes”.

The climate is semi arid with a well defined wet season between December and May. Annual rainfall varies from 400 to 800 millimetres. The period from June to August is usually dry. The elevation of around 1,200 metres prevents excessively high temperatures.

iii)	History

The Buckreef Project area has a long history of small scale mining and exploration work by the UNDP, the Tanzanian Mineral Resources Division, Williamson diamonds and, since 1994, by East African Mines Limited (“EAM”), now a wholly owned subsidiary of the Company. The Buckreef deposit itself was mined underground by the Tanzanian State Mining Company (Staminco) from 1982 to 1988. The operation was closed in 1990 due to a number of operational reasons and the workings were allowed to flood. It is estimated that approximately 100,000 tonnes of ore was mined at a diluted grade of approximately 3 g Au/t to 4 g Au/t.

A redevelopment agreement was signed between the United Republic of Tanzania and EAM in May 1994. The agreement has been extended a number of times including most recently in July 2007. The tenements under this agreement cover 17 square kilometres or roughly 7% of the total Buckreef Project. Under the terms of the agreement EAM is earning an 80% interest through the funding of exploration and the finalizing of a feasibility study program into mining operations in the licensed areas.

In January 2004, EAM entered into a joint venture agreement that covers 75 square kilometres of the eastern portion of the Buckreef Project. Under the joint venture agreement, EAM is entitled to earn a 75% interest through the funding of exploration activities and the completion of a feasibility study by September 2010.

iv)	Exploration

The Buckreef Project was originally explored by Tanganyika Gold Limited (“TGL”) who drilled a total of 205 RC and diamond holes in the late 1990’s. Subsequently East Africa Mines Limited (“EAML”) continued to drill the deposit with a further 46,876 metres of RC and DD in 610 holes. Since June 2006, IAMGOLD drilled 61,925 metres of RC, 5,431 metres of DD and 88,492 metres of AC.

v)	Drilling, Sampling and Analysis, and Security of Samples

Significant amounts of AC, RAB, RC and DD holes have been completed at the Buckreef Project resource areas. The AC and RAB drilling is only used to identify potential mineralization and are excluded from all resource estimations.

The RC and DD drilling at both areas was supervised by experienced geologists and completed by professional drilling contract companies. RC and DD drilling was completed by AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and, most recently, by Tandrill.

Written sampling methodology and submission procedures are in place. The majority of RC samples collected since 1992 are homogenized and reduced on site by passing reduced samples at least 4 times through a single tier Jones riffler. The entire length of AC and RAB drill holes are collected as one metre samples. Composite three metre samples are submitted for assaying. DD core is all logged and processed for sampling on site. Retained RC, AC, and RAB samples are collected from the field and stored in central sample farms at the Buckreef and Busolwa sites. The retained half of the DD core is stored in galvanized core trays at the Buckreef and Busolwa core yards for future reference. All assay samples are batched on site and collected for analysis by trucks from the analytical laboratories used in Mwanza.

Systematic quality control comprising field insertion of regular standards, duplicates (replicates) and blanks is undertaken on all sample batches collected at the Buckreef Project. Written field QC procedures are in place and include:

•

standard reference samples being inserted into sample batches at a minimum frequency of 1 in 40, frequently within recognized mineralized zones; this normally means that every RC or DD holes has at least 2 to 3 standards;

•	field duplicate samples are taken at a nominal frequency of 1 in 40; and

•	blanks are submitted at a nominal frequency of 1 in 40.

Routine laboratory quality control sampling (pulp duplicates and pulp repeats) is also completed on pulps retained at the laboratory.

The majority of the drill samples from the Buckreef Project were analyzed at the independent SGS and Humac Laboratories in Mwanza. Check sampling has been completed at ALS – Brisbane, ALS – Johannesburg and Genalysis Laboratory – Perth. All laboratories are internationally accredited.

vi)	Mineral Resource and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Environment

Environment baseline monitoring commenced in 2006, and community consultation and community development projects were initiated to support the exploration program.

2.8	Africa: Tanzania – Kitongo Project

Kitongo is located in north central Tanzania, approximately 60 kilometres south of the city of Mwanza within the Lake Victoria Goldfields. The 106 square kilometre project area is underlain by the Sukumaland greenstone belt, host to most of the major gold mines and resources in Tanzania. The property position is comprised of fourteen prospecting licenses, including a number of retention applications and new applications, and four prospecting licenses that are held under option agreements with third parties. Kitongo has seen several stages of exploration by numerous companies and is considered an advanced exploration project. A total of 1,665 drill holes for 61,264 metres have been completed on the property since 1993. These were comprised of 594 AC holes for 6,755 metres, 832 RAB holes for 33,821 metres, 226 RC holes for 19,256 metres and 13 DD holes for 1,432 metres.

Gold mineralization at Kitongo is hosted in a northwest trending mafic volcanic sequence comprised principally of basalt with subordinate ironstone and chert horizons. Mineralization is associated with shearing and alteration of mafic volcanics and metasediments, within a closed to tight, gently southeast plunging anticline. Oxide mineralisation in the Kitongo Main Zone is characterized by gossanous brecciated cherts and limonitic tuffs after arsenopyrite. Limited drilling below the oxidised profile reveals mineralization in close association with disseminated arsenopyrite and pyrite.

In June 2001, preliminary metallurgical test work was completed by Ammtec of Australia on oxide and sulphide ore composites and different variations of the oxide ores. Preliminary results of test work on oxide material showed 94% recovery from direct cyanidation using a 75µm grind size. Sulphide ore recovery was about 51% from direct cyanidation for the same grind size (75µm). Flotation test work at normal and elevated pH achieved a recovery of 90.5% at a pH of 8.

In 2007, the Company carried out reconnaissance geological mapping and limited geochemical surveys. The project was inactive in 2008.

Information on mineral resources and reserves is provided in Section 5 below.

2.9	South America: Suriname - Rosebel Gold Mine

Unless stated otherwise, the information in the sections below (other than information subsequent to the date of the Rosebel Report (defined below)) are based upon the technical report (the “Rosebel Report”) entitled “Cambior – Rosebel Project Technical Report – Suriname, South America, prepared under the supervision of Paul M. Johnson, a qualified person for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Rosebel Report which is available for review on SEDAR at www.sedar.com. The Rosebel Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 100 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel mining concession covers 17,000 hectares in the Brokopondo district, between the Suriname River to the East and the Saramacca River to the West, and is surrounded by exploration concessions covering an additional surface area of 61,925 hectares. The property is held by RGM, a 95%-owned1 subsidiary of IAMGOLD.

The relationship between IMG-Qc (as successor to Cambior), a wholly-owned subsidiary of the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed on April 7th, 1994, as amended and supplemented by an agreement dated March 13th, 2003 (the “Mineral Agreement”). The Mineral Agreement provides, in particular, for the Republic of Suriname holding a 5% carried participation in the share capital of RGM (the Class A shares) and 2 million redeemable shares (the Class B shares). The capital structure of RGM provides for the full redemption of Class B shares prior to distribution of dividends to its shareholders. As at December 31, 2008, the Republic of Suriname held 50 Class A shares and 560,000 Class B shares in RGM, 1,440,000 Class B shares having been redeemed by it, and IMG-Qc held 950 Class A shares and 8,697,689 Class B shares in RGM.

The Company has obtained foreign investment insurance coverage for its investment in RGM for a portion of the losses resulting from certain political risks that may affect the Rosebel Gold Mine. Insurance was obtained from a syndicate of insurers including Export Development Canada (collectively the “Insurers”). The rights of the Company under this insurance policy have been assigned to the 2008 Financial Creditors pursuant to the terms of the 2008 Credit Facility.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The Mineral Agreement provides for an income tax rate being the lesser of the statutory rate in effect (currently 36%) and 45%, an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

[1]

As the Republic of Suriname also holds Class B voting shares since commencement of commercial production, its overall participation in RGM’s share capital is slightly different than 5% (currently approximately 6%). However, all Class B shares will be redeemed over time and, in any event, no dividends will be paid prior to the full redemption of Class B shares. Therefore, only Class A shares are considered for the purposes of reflecting each shareholder’s true and permanent participation in RGM’s share capital.

On December 16, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel mine from the Government of Suriname, following the Government’s approval of the updated feasibility study and environmental impact assessment.

Production from the Rosebel mine is subject to a fixed royalty of 2% of production, paid in-kind, and, a price participation royalty of 6.5% on the amount exceeding a market price of $425 per ounce of gold, when applicable, payable to Grassalco, an entity owned by the Government of Suriname, and a fixed royalty of 0.25% of production payable to a foundation established by RGM, Grassalco and the Government of Suriname to promote the local development of natural resources. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Government of Suriname.

All of IMG-Qc’s shares of RGM were pledged in favor of the 2008 Financial Creditors under the 2008 Credit Facility subject, until March 31, 2013, to a first ranking pledge and security agreement in respect of 50% of RGM shares, which was assigned to EURO, a subsidiary of the Company.

ii)	Accessibility, Local Resources and Infrastructure

The Rosebel Gold Mine began commercial production on February 11, 2004. The property is accessible by plane or by road from Paramaribo. Its facilities and equipment include a processing plant, maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. RGM concluded two long-term power supply agreements, one with the Government being indexed to the price of gold, and one with a state-owned entity, EBS NV, being indexed to the oil price, both of which provide for the supply of 15 MW of average power and 19 MW for peak power to the mine and mill facilities.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grasshopper Aluminum Company N.V. (“Grassalco”), a state-owned mining company. Cambior held a 50% interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50% interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star had a gold price participation right equal to 10% of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, up to a maximum of 7 million ounces produced. Based on reserve estimates as of December 31, 2007, the composition of the ore deposit is split approximately equally between soft and transitional ore and hard rock ore. Golden Star subsequently sold its price participation right to EURO. Cambior, which held a 95% interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement and a 84.55% interest in EURO was acquired by the Company pursuant to a public offer on December 23, 2008.

A feasibility study and an environmental impact assessment were filed with the Government of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Government of Suriname, with an environmental impact assessment, for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable Right of Exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel mine in December 2002 and commercial production began on February 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Lower Proterozoic Guiana Shield. The property covers the sediment-dominated Rosebel formation and the older Armina formation made up of volcanic flows, volcaniclastics and greywackes. The known gold-bearing ore deposits in the Rosebel concession have varying geological characteristics but all show the typical characteristics of highly weathered, quartz vein-hosted gold mineralization.

Early veins are usually deformed and are often cut by later veins. Primary gold mineralization mostly occurs in quartz and quartz-carbonate veins that are generally restricted to lithological contacts, fold closure and sub-vertical shear corridors. Veins vary from a few centimeters up to two metres in thickness. In general, gold mineralization occurs in sub-vertical zones near contacts between sedimentary and volcanic rocks and shows good continuity and thickness.

The property hosts seven principal deposits as well as numerous gold prospects in two distinct areas: the Pay Caro, East Pay Caro, Koolhoven/Bigi and J-Zone deposits, Spin and Mama Creek prospects are located on the North Limb and the Rosebel, Mayo and Royal Hill deposits and Roma and Monsanto Hill prospects are located on the South Limb.

v)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. Most of the holes are sampled continuously from top to bottom of the hole and sample intervals are normally 1.0 metre in length. The core is split. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed on site at the Rosebel mine laboratory. All samples are assayed by fire assay method.

Industry standard quality assurance and quality control procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided below in Section 5.

vii)	Mining Operations

Processing involves crushing and grinding using two-stage SAG and ball milling, gravity separation which recovers in the range of 30% of the coarse gold, a cyanidation circuit and a carbon-in-leach plant. The flowsheet reflects the need to handle soft and sticky ore from the laterite and saprolite layers during the initial mining phase before treating harder material from the transition and hard rock zones.

At current production levels, the mine has an expected mine life of 10 years at an average production rate of 375,000 ounces per year. The 2009 production is estimated at 343,000 ounces of gold. The Company’s share would be 325,000 ounces.

The following table indicates operating information for the Rosebel Gold Mine for the last two years.

ROSEBEL GOLD MINE(1)	2008	2007
Ounces (Au)	331,000	276,000
Tonnage milled (tonnes)	8,309,000	7,705,000
Grade milled (g Au/t)	1.4	1.2
Recovery (%)	92	93

(1)

Effective November 8, 2006, the Company indirectly acquired 95% of the shares of RGM. The production attributable to the Company in 2007 is 262,000 ounces of gold and the production attributable to the Company in 2008 is 315,000 ounces of gold.

At the end of 2008, Rosebel employed approximately 1,225 individuals, including those employed by outside contractors. An illegal work stoppage by a number of unionized employees in January, 2007 prompted a temporary suspension of operations. This work stoppage was resolved in mid-February with the signing of a labour agreement in principle. In April, 2007, a three-year collective labour agreement was concluded and a one-year extension of this contract was negotiated in 2008.

viii)	Environment

The EMS for the Rosebel Gold Mine is certified under ISO 14001, effective December 2005, and remains in compliance with certification. The Rosebel Gold Mine successfully passed the ISO 14001 recertification audit in December 2008. Rosebel maintains active community consultation with nearby communities and works in partnership with the communities on community development projects.

As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $24.7 million, representing the discounted amount. The undiscounted amount of estimated restoration and closure costs for the property was $36.2 million.

ix)	Exploration and Development

A total of 64,758 metres of DD were completed in 2008 on various near-mine drilling programs that were developed in seven different deposits as presented in the following table.

Deposits	Infill	Exploration	Condemnation	Total
	(metres)	(metres)	(metres)	(metres)
Koolhoven	676.5	4,600.3	2,638.5	7,915.3
Royal Hill	0.0	2,916.0	0.0	2,916.0
West Pay Caro	7,126.0	214.5	0.0	7,340.5
Rosebel	9,337.5	357.0	0.0	9,694.5
“J” Zone	2,852.5	2,859.5	0.0	5,712.0
Mayo	7,505.0	7,306.5	1,389.0	16,200.5
Roma	2,868.0	12,111.6	0.0	14,979.6
Total	30,365.5	30,365.4	4,027.5	64,758.4

Additionally, a regional exploration effort was carried out on the Rosebel concession and adjacent exploration concessions as described in Section 4.3.7 below.

For 2009, the Company’s attributable gold production at the Rosebel Gold Mine is expected to be 315,000 ounces and, in 2009, Rosebel capital expenditures should be $55.2 million for the completion of the mill expansion and optimization, addition and replacement of some mining equipment, tailings dam expansion, improvement projects and capitalized exploration and development.

x)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel Gold Mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate (currently 36%) and 45%. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

2.10	South America: Ecuador - Quimsacocha Project

Unless stated otherwise, the information in the sections below are based upon the technical report (the “Quimsacocha Report”) entitled “Quimsacocha Gold Project, Ecuador: Technical Report NI 43-101” dated February 2009, prepared by Pierre Pelletier (Vice-President Metallurgy, IAMGOLD-Québec Management Inc.), Daniel Vallières (Manager, Underground Projects, IAMGOLD-Québec Management Inc.) and Francis Clouston (Manager, Project Evaluation, IAMGOLD-Québec Management Inc.). The Quimsacocha Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Quimsacocha Report which is available for review on SEDAR at www.sedar.com. The Quimsacocha Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Quimsacocha Project is 100% owned by the Company and is located approximately 30 kilometres southwest of the city of Cuenca, Azuay Province, Ecuador. The property consists of four mining concessions covering an aggregate area of approximately 9,497 hectares.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property from Cuenca is by 40 kilometres of paved road to the town of San Gerardo, 8 kilometres of winding gravel road to the exploration base camp and 10 kilometres of winding gravel road to the project. The project is located at an elevation ranging from 3,500 metres to 3,900 metres.

The mean daily temperature is 8.4ºC and ranges from 1.2ºC in July-September to 9.3ºC in November-December. Total annual precipitation averages 1,281 millimetres. The wettest months are November, March and April which average 270 millimetres per month and the driest months are August and December, averaging 22 millimetres per month. Vegetation is sparse and typical of Andean vegetation above the tree line. Much of the property is covered by Andean “páramo”, a type of moorland vegetation consisting of mainly coarse grasses. Stands of small pine occur on hillsides adjacent to the property.

iii)	History

Initial exploration work was carried out by the United Nations in the 1970s. A stream sediment geochemical survey identified base metal anomalies that were further investigated by geological mapping and DD. COGEMA then acquired the property and carried out an exploration program in the 1990s. Stream sediment geochemical surveys identified gold anomalies and subsequently a ten-hole, 1,869 metres DD program was completed in 1992 to 1993.

In 1994, COGEMA, Newmont Mining Corp., and TVX Gold formed a joint venture to further explore the Quimsacocha targets. During 1994 to 1996 the exploration program comprised geological mapping as well as geochemical and geophysical surveys over the main areas of hydrothermal alteration. The joint venture identified nine targets by geochemical and geophysical surveys. The targets were further investigated with a two-phase, 82-hole, diamond DD for a total of 7,581 metres.

In March 1999, IAMGOLD acquired the Cerro Casco, Cristal, and Rio Falso concessions from COGEMA. Upon completion of a bankable feasibility study, IAMGOLD is required to pay COGEMA $2.00 per ounce of gold in the proven and probable reserves plus the measured and indicated resources, as defined by the feasibility study, commencing on the date that a formal production decision is made. In addition, COGEMA will be entitled to a 5% net profits interest (NPI) in any mining operation on the property. IAMGOLD retains a first right of refusal should COGEMA elect to sell the NPI. The San Martin concession is not subject to the COGEMA agreement. The prefeasibility study regarding the Quimsacocha Project commenced in 2008 and was completed in February 2009.

iv)	Geological Setting and Mineralization

The local area is dominated by Upper Miocene volcanics and volcanoclastics, including the Turi, Turupamba, Quimsacocha and Tarqui Formations. The property is located between two major faults, the Gañarin and Girón faults. A caldera, 4 kilometres in diameter, lies along the Gañarin fault and 400 metres west of the main Quimsacocha deposit. The Turi Formation is comprised of tuffaceous breccias, conglomerates and sandstones with a high content of andesitic clasts as well as a few clasts of tuffaceous breccia. Age dating has confirmed the Turi Formation to be late Miocene. The Turupamba Formation overlies the Turi Formation which is overlain by the Quimsacocha Formation. The Quimsacocha Formation hosts the Quimsacocha Deposit.

The Quimsacocha Deposit is a high sulphidation epithermal gold-copper-silver deposit. Mineralization is associated with a NNE striking structural feature and is hosted by Upper Miocene coarse grained tuffs or at lithological contacts between flows and tuffs. The alteration system covers an area approximately 12 kilometres N-S by 6 kilometres E-W, likely introduced along structural zones. Alteration is typical of high sulphidation systems with a nucleus of vuggy and massive silica, and more laterally, alunite, kaolin, dickite and pyrophyllite surrounded by a halo of argillic alteration represented by illite and smectite clays. The zones of mineralization are characterized by multiple brecciation and open-space filling events and sulphides such as pyrite, enargite, covellite, chalcopyrite and luzonite or, at lower sulphidation states, tennantite and tetrahedrite.

The principal area of economic interest is a flat lying mineralized zone (Main Zone >1.0 g Au/t Au) that strikes north-south for approximately 1 kilometre, extends east-west for at least 300 metres and ranges in thickness from 10 metres to 100 metres. There are numerous additional low to high grade intersections of gold mineralization in the footwall of the Main Zone but they do not appear to be continuous for any significant distance and may represent patchy mineralization adjacent to the feeders.

Gold mineralization is found, for the most part, in one of the following mineralogical assemblages:

•	Vuggy silica plus fine grained pyrite and enargite;

•	Massive pyrite, including a brilliant arsenical pyrite;

•	Vuggy silica with grey silica banding with sulphide space-filling and banded pyrite. Sulphides including pyrite, enargite, luzite, covelite and barite.

Occasionally, in the northern sections, gold is found in the hangingwall argillic alteration halo.

v)	Exploration and Development

The Company has compiled all the data assembled by previous operators and has conducted an exploration program to supplement the database. Magnetometer surveys on 100 metres line spacing were conducted. In areas covered by previous owners the spacing was reduced to 25 metres. Magnetic highs in the central part of the caldera, as well as an area north of the D1 Zone, possibly correspond to a subvolcanic unit with a high magnetite content. Magnetic lows on the property are associated with shears or zones of silicification. Soil geochemical surveys were conducted to supplement rock geochemical surveys previously conducted. DD followed, and all hydrothemal alteration from drill holes was analyzed using a portable infrared mineral analyzer. Alteration vectors were plotted which led to the discovery of the main Quimsacocha mineralization. In addition to the Quimsacocha deposit, the property hosts several additional mineralized prospects including Cerro Casco, Gulag, Aguarangos and Rio Falso.

A mandate passed by the Constituent Assembly of Ecuador in April 2008 resulted in a moratorium on mining activities in the country pending the completion of new mining legislation. Following a national referendum which approved a new constitution in September 2008, a mini-congress or “Congresillo” was formed to act as Ecuador’s legislative body pending presidential and congressional elections which have been set for April 26, 2009. The Congresillo is dominated by members of President Correa’s Alianza Pais party. In recent months, President Correa has made numerous public statements in support of the introduction of responsible large-scale mining in Ecuador.

On January 19, 2009, President Correa signed a new mining law passed by the Congresillo and proposed one amendment dealing with what are known as “special mining areas”, which relate to the state’s rights regarding concessions in which the state has previously undertaken exploration work. The Company understands that the proposed amendment was published in the government’s Gazette and has now taken effect. A final feasibility study for the Quimsacocha Project at a cost of $14 million is expected to be completed in about 12 months after the new environmental and mining regulations are established following the passage of this new mining law.

vi)	Drilling, Sampling and Analysis, and Security of Samples

The Quimsacocha mineralization does not outcrop and the resource estimate is based entirely on DD data. Core sample intervals were determined by Company geologists based on the type and intensity of alteration and sulphide mineralization. Most mineralized zones were sampled using a maximum interval of one metre. Intersections selected for sampling were cut in half with a diamond saw. Half the core was placed in a plastic sample bag and samples were placed in large rice bags, approximately eight per bag, secured, and shipped to the laboratory via company and public transport. Core recovery is noted in most, but not all, of the drill logs. Core recovery is generally very good and averages greater than 90% in the mineralized zones. A total of 74,625 metres has been drilled to date.

Until January 2005, split core samples were prepared in Quito, Ecuador, by ALSChemex and assayed at the ALS-Chemex, Vancouver laboratory. Beginning in January 2005, the sample preparation and fire assays were done by BSI Inspectorate (“BSI”) in Lima, Peru. Sample pulps were shipped to BSI in Sparks, Nevada for inductively coupled plasma (“ICP”) analyses, until July 2005 when BSI installed ICP analyses capability in Lima. Most of the assays used in the resource estimate were conducted at the BSI facility and all samples are analyzed for gold by fire assay and a multi-element package using aqua regia digestion with an ICP finish. BSI’s Quality Control program requires including one duplicate sample, standard reference sample, and blank sample per batch of ten samples.

The Company’s Quality Control program included the submission of standard reference samples and blank samples with the pulverized samples of core. Reference material and blanks are inserted at a frequency of one per fifteen samples. Check samples are also analyzed at a second laboratory.

A prefeasibility study completed in late 2008 investigated the economic and technical potential for an underground mining operation using conventional milling, and incorporating a flotation circuit to produce a sulfide concentrate containing the copper, gold and silver. The refractory characteristics of the gold require applied sulfides oxidation technology to liberate the gold and silver. The sulfide will be oxidized using autoclave technology. The oxidation product will be leached in a conventional CIL circuit for gold and silver technology. Copper from the leach solution would be recovered by copper cementation. The study was based on concentrator throughput of 3000 tonnes per day. Average yearly production over a eight year mine life would be approximately 200,000 ounces of gold, 990,000 ounces of silver and 9.3 million pounds of copper. The pre-feasibility preparations included metallurgical testing, environmental and social baseline studies, a geotechnical assessment and mine planning and processing design.

vii)	Mineral Processing and Metallurgical Testing

The following is a summary of the mineral processing and metallurgical testing conducted at Quimsacocha:

•	A flotation process followed by an off-site pressure oxidation (“POX”) of the concentrate process has been selected as the most environmentally and economically favorable ore treatment option.

•	Design is based on a 3,000 tonnes per day ore production during an 8-year mine life (1,095,000 tonnes per year).

•

The chosen processes should ensure optimal recovery of several economic elements: 90% Au, 92% Cu and 77% Ag. Flotation of the sulfides will ensure removal of approximately 95% of the sulphur from the ore treated on-site.

•

78% of the total planned ore to be milled at the mine site and the resulting tailings will remain there. This stream theoretically represents the less reactive material and should result in less reactive waste. 58% will be used as paste backfill underground and the remaining 20% will be deposited on surface in the form of thickened tails or paste tails in a secured containment facility.

•	For economic reasons, the POX will ideally be located near a source of limestone.

•

Recent testwork confirms that the ore is moderately hard but that its abrasion index is exceptionally high. A technical review of the grinding and milling circuits is warranted at the feasibility stage for proper design of the mill media and liners.

•

Capital costs for the flotation plant and associated processing and storage facilities at the mine site are estimated at $61.2 million and at $93.8 million at POX site. Total processing operating costs are estimated at $31.72/tonne ore or $145/oz Au (including copper credits).

viii)	Mineral Reserves and Resources

In 2008, personnel of the Company completed a mineral resource estimate. The following table sets out the indicated and inferred mineral resource of the Quimsacocha Project at a cut-off of 3.0 grams of gold per tonne.

Indicated Mineral Resource at 3.0 g Au/t grade cutoff as of August 2008(1)

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
High grade	9,242.41	6.76	2,009	37.94	11,275	0.44	88,926,400
Low grade	692.93	4.40	98	26.31	586	0.47	7,182,800

Total	9,935.34	6.60	2,107	37.13	11,861	0.44	96,109,200

Inferred Mineral Resources at 3.0 g Au/t grade cutoff as of August 2008(1)

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
High grade	104.60	8.94	30	41.09	138	1.18	2,728,400
Low grade	194.60	4.91	30	47.48	297	0.85	3,629,700

Total	299.20	6.32	61	45.24	435	0.96	6,538,100

Note:

(1)

Mineral resources are inclusive of mineral reserves. Tonnes and ounces have been rounded and this may result in minor discrepancies. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

The following table sets out the diluted probable mineral reserve after factoring in mining recovery and development. Currently there are no proven mineral reserves at the Quimsacocha Project.

Mineral Reserves

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
Development	135	6.46	28	34.45	150	0.42	1,250,021
Mining Recovery (95%)	7,963	6.46	1,654	36.45	9,332	0.42	73,732,717

Probable Mineral Reserve	8,098	6.46	1,682	36.44	9,482	0.42	74,982,738

ix)	Environment

The Company holds all the necessary environmental permits required to carry out exploration work at the Quimsacocha Project. These permits are renewed annually upon the presentation of a plan of work. Environmental Impact Assessments are submitted for drilling programs and the environmental management plans and field activities are audited by relevant government agencies. All activities to date have been in conformance with laws, regulations and related agreements.

Community consultation and development programs are well advanced in support of the exploration and development activities.

2.11	South America: French Guiana - Camp Caiman Project

Unless stated otherwise, the information in the sections below (other than information subsequent to the date of the Camp Caiman Report (defined below)) are based upon the technical report (the “Camp Caiman Report”) entitled “Cambior – Rapport Technique – Projet Camp Caiman – Norme Canadienne 43-101” (the “Camp Caiman Report”), prepared under the supervision of Patrick Godin, then General Manager, Camp Caiman Project, “a qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Camp Caiman Report which is available for review on SEDAR at www.sedar.com. The

Camp Caiman Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Camp Caiman Project is located about 45 kilometres (directly by air) southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. French Guiana covers an area of 91,000 square kilometres and hosts a population of approximately 200,000 people.

The property is held by IAMGOLD Guyane S.A.S. (formerly named CBJ Caiman S.A.S.), an indirect wholly-owned subsidiary of the Company, and was acquired in November 2003 as a result of a merger transaction with Ariane Gold Corp. The Camp Caiman Project is comprised of a 30 square kilometres mining concession obtained in November 2004 for a period of 25 years and two adjacent exploration permits: Trésor (20 square kilometres) to the West and Patawa (21 square kilometres) to the East. The two exploration permits expire on July 31, 2009. The mineral rights held by the Company are subject to the French mining laws applicable in French Guiana.

All of IMG-Qc’s equity securities of IAMGOLD Guyane are pledged in favor of ASARCO Incorporated as guarantee for payment of the balance of the purchase price.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Over 95% of French Guiana is covered by rainforest with no infrastructure. Access to the Camp Caiman Project area from Cayenne is by road, with approximately 65 kilometres of paved highway and 8 kilometres of all-weather unpaved road. There are presently no major infrastructures at Camp Caiman.

iii)	Exploration

Gold mining has been carried out in French Guiana since 1857 and a total of approximately 6.5 million ounces of gold has been declared, essentially from alluvial and eluvial deposits. Systematic regional exploration funded by the French government and carried out by the Bureau de Recherches Géologiques et Minières (“BRGM”) between 1975 and 1995, led to the identification of a number of primary gold targets that were auctioned to the private industry. BRGM identified a 7-kilometres long gold-in-soil geochemical anomaly at Camp Caiman and the project was auctioned in 1994 to Asarco Guyane Française S.A.R.L.

The initial drill program discovered the Scout Zone in 1996, which led to an expanded DD program in 1997 and the discovery of the CC-88 Zone. A pre-feasibility study of both deposits was carried out in April 1999. Further delineation drilling took place in 2000 and 2001 after the publication of the study. Intensive exploration drilling resumed in September 2002 when Ariane took over Camp Caiman.

A significant amount of exploration drilling has been carried out at Camp Caiman since 1996, with a total of 135,545 metres of drilling in 1,790 holes as at December 31, 2005: 82,530 metres of DD in 713 holes and 53,015 metres of RC drilling in 1,077 holes.

The geological model was updated with an estimated measured and indicated resource base of 20.4 million tonnes at an average grade of 2.46 g Au/t, representing 1.615 million ounces of gold contained, of which 59% are in saprolite material.

iv)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. The majority of holes are sampled continuously from top to bottom (normally 1.0 metre in length) and the core is split. Sample lengths are 1.5 metres for RC drilling. All drill collars are surveyed and downhole surveys are conducted in exploration holes and average recovery is approximately 90%. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed in Cayenne by SGS-Cayenne (Filab) laboratory. All samples are assayed by fire assay method.

The quality assurance procedures and assay protocols followed for the Camp Caiman Project conform to industry-accepted quality control methods. The QA-QC program includes assaying of field duplicates, re-numbered pulps and rejects, addition of standards and blanks by geology department and pulps and rejects are routinely submitted to a second commercial laboratory for external check assays.

v)	Mineral Resources and Reserves

Resource estimates are made using 80% of the mining cutoffs which translate into 0.66 g Au/t for saprolite, 0.88 g Au/t for transition and 1.40 g Au/t for hard rock.

Information on mineral resources and reserves is provided in Section 5 below.

vi)	Exploration and Development

In August 2005, Cambior released a Feasibility Study for the Camp Caiman Project which estimated probable ore reserves at 12.3 million tonnes at an average grade of 2.8 g Au/t representing some 1.1 million ounces of gold in situ. A gold price of $425/oz was used to calculate the cut off grades and pit design. The Camp Caiman ore body, located in a 30 square kilometres mining concession, was to have two open pits. The Scout pit, comprised primarily of saprolite, represents 35% of the project’s probable reserves. Adjacent, to the east of the Scout pit, Pit 88 is composed of saprolite and fresh rock in equal proportions, and represents 65% of the project’s probable reserves. The deposits identified are open at depth in the north extension of Pit 88 and the western extension of the Scout pit.

Following the French Government’s denial of the Company’s application to commence construction of the Camp Caiman project in January 2008, the Company proposed a conceptual plan for the project, entitled Project Harmonie, whose purpose was to locate the project’s milling and processing facilities further away from the Kaw Mountain

Reserve to enable the project to proceed under the Government of France’s new mining framework, which is currently being developed with the primary aim of allowing responsible mining that is respectful of French Guiana’s bio-diversity.

The Company has actively engaged key stakeholders in French Guiana to obtain their support for Project Harmonie and continues to cooperate with French mining and environmental authorities on the development of the new mining framework and, by seeking to explain the benefits of Project Harmonie to a wide audience, is working towards its goal of obtaining a mining permit for Project Harmonie, once the new mining framework is in place.

All existing exploration permits remain in effect during their respective terms and the Company will be reviewing the various alternatives to exploit the known deposits.

vii)	Environment

For another project to be developed, a new environmental impact study will need to be prepared incorporating the information prepared for the Camp Caiman Project pursuant to regulatory requirements together with the identification of a new site. The Company will then file the necessary applications to obtain a mining permit.

The French government is in the process of establishing a new mining framework to define a regime for mining in French Guiana which will cover zoning and technical requirements. This framework should lead to the creation of new mining regulations in France by the end of 2009.

viii)	Taxation

French Guiana being an overseas department of France, the general French system of tax applies, subject to some particularities such as the possibility of obtaining a tax exemption and the possibility of reducing capital expenditures through tax credits (Loi Girardin). The Camp Caiman Project benefits from a ten-year income tax exemption once mining operations begin and the Company expects the construction of the mine to qualify under the Loi Girardin by virtue of the project being situated in an overseas French department and qualifying for such treatment because its activities relate to mining. The Company also benefits from a 17-year exemption on property tax. A royalty tax applies on gold production and there are significant indirect taxes, such as l’Octroi de mer and the fuel tax.

The France-Canada tax treaty provides for a withholding tax rate of 10% on interest payments from France to Canada and of 5% on dividend payments to shareholders holding 10% or more of a local entity.

2.12	South America: Peru - La Arena Project

The La Arena property is located near the town of Huamachuco, Sanchez Carrion province, in the La Libertad department, 480 kilometres north-west of Lima, Peru.

The mining concessions pertaining to the La Arena project total 21,971 hectares that are fully owned and registered to La Arena S.A. The La Arena deposit, its direct extensions and various mineral occurrences are entirely covered by the mining concessions. The surface rights requirements for the operation and infrastructure are estimated at 1,620 hectares of which the company controls presently 15%. The remaining area needs to be purchased and the titles of approximately 90% of this remaining area are publicly registered allowing for direct negotiations with land owners. The mining concessions are in good standing.

The project is subject to the obtainment of a number of permits in order to move forward. To date, this process is following its normal course.

Information on mineral resources and reserves is provided in Section 5 below.

3.	Non-Gold

3.1	Ferroniobium Production - Niobec Mine

Unless stated otherwise, the information in the sections below are based upon the technical report (the “Niobec Report”) entitled “Technical Report for Niobec Mine” dated February 18, 2009, prepared by Elzéar Belzile (Belzile Solutions Inc.). The Niobec Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Niobec Report which is available for review on SEDAR at www.sedar.com. The Niobec Report is not and shall not be deemed to be incorporated by reference into this Annual Information Form.

i)	Property Description and Location

The Niobec underground mine is located on a 1,733-hectare property, comprised of two mining leases which have been renewed until 2015 and 43 claims, 25 kilometres north of Chicoutimi, in Simard Township, Québec. The Niobec property is held 100% by IMG-Qc, a wholly-owned subsidiary of the Company.

The Niobec Mine is the only North American source of pyrochlore (the primary niobium ore) in operation and one of three major producers of niobium worldwide. Niobium is a greyish white metal which tarnishes bluish when exposed to air for a long period of time. When polished, niobium resembles steel. Niobium is noted for its malleability, ductility and electrical conductivity. Niobium is characterized by its resistance to impacts, corrosion and high temperatures.

Niobium is mainly used in special alloys for steel used in pipelines, the automobile industry and structures, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers.

Discovered in 1801, it was not until 1874 that a Swedish scientist succeeded in isolating the niobium element for the first time. Although the International Union of Pure and Applied Chemistry adopted and confirmed the name “niobium” in 1950, this metal is sometimes called “columbium”. The Niobec Mine first produces a niobium pentoxide (Nb2O5) concentrate which is thereafter converted on-site into standard grade ferroniobium (FeNb).

ii)	Accessibility, Local Resources and Infrastructure

The Niobec Mine is readily accessible by existing paved roads and benefits from available water supply and electric power supply sources.

The Niobec Mine facilities include a headframe, a niobium pentoxide (Nb2O5) concentrator, a Concentrate-to-ferroniobium Converter and ancillary surface installations. The Niobec Mine has year-round operation.

The topography is relatively flat at an average elevation of 144 metres. The Niobec Mine is surrounded by a mixture of forest and farms.

iii)	History

Prior to July 2, 2004, Cambior held a 50% interest in the mine on a joint venture basis with Sequoia Minerals Inc. (“Sequoia”), which held the other 50%. Mazarin Inc., Sequoia’s predecessor in interest, had purchased its 50% interest in the Niobec Mine from Teck Corporation in March 2001. On July 2, 2004, Cambior acquired Sequoia through a merger transaction, thereby consolidating the ownership of the Niobec Mine. On November 8, 2006, the Company acquired Cambior (predecessor to IMG-Qc) pursuant to the Cambior Arrangement.

Commercial production of concentrates at the Niobec Mine began in 1976 and ferroniobium production followed from December 1994 onwards. The Niobec Mine has had an excellent history of mineral reserve renewal over 30 years of operation. It is currently producing approximately 7-9% of world consumption.

iv)	Geological Setting and Mineralization

The Niobec deposit is located in the southern portion of the Saint-Honoré carbonatite, which is mainly comprised of dolomitic carbonates in the centre and calcitic carbonates on the edges. The vertical lenses, which are irregularly shaped, are 10 to 80 metres wide and up to 300 metres long. The deposit extends vertically for about 730 metres but zones are still open at depth. The two niobium-bearing minerals dispersed in the rock are finely grained and rarely visible to the naked eye. DD is the only way to evaluate the economic content of the mineralized zones. The average ore grade is 0.59% Nb2O5.

The mineral reserves are located in the first four mining blocks at between 90 and 560 metres in depth, and the mineral resources are located mainly in blocks 5 and 6 between depths ranging from 560 to 730 metres. Mine workings are concentrated between depths of 90 to 440 metres, currently operating simultaneously on three mining blocks.

v)	Drilling, Sampling and Analysis and Security of Samples

All drill collars are surveyed, and logging and sampling of drill holes is carried out in accordance with industry standards. The majority of holes are sampled continuously from top to bottom, and samples are normally 3 metres in length. All assays are performed on site at the Niobec Mine laboratory and are assayed by X-ray fluorescence spectrometry. Procedures and quality control at the laboratory are integrated with the mine’s ISO system. External assay checks are performed every year even if not at the same level than for gold mines. Grade is very regular at Niobec and the results from external labs confirm that the assays are highly reproducible.

vi)	Mineral Resource and Reserve

The following table sets out the estimated mineral resources at the Niobec Mine as of December 31, 2008:

Niobec Mine Mineral Resources as of December 31, 2008(1)

		Tonnes	Grade	Metal Rec.	Yield
		(000)	(%Nb2O5)	(%)	(Kg Nb2O5/t)
Measured	Block 1	1,405	0.51	57.63	2.91
	Block 2	3,203	0.56	57.60	3.20
	Block 3	5,694	0.60	58.73	3.54
	Block 4	1,065	0.64	57.06	3.63
Indicated	Block 4	11,747	0.59	59.92	3.55
	Block 5	385	0.57	56.48	3.24

Total Measured and Indicated		23,500	0.59	58.99	3.46

Inferred	Block 4	4,563	0.51	59.28	3.04
	Block 5	12,976	0.56	59.74	3.38
	Block 6	11,238	0.61	59.37	3.63

Total Inferred		28,777	0.58	59.53	3.42

Note:

(1)

Mineral resources are inclusive of mineral reserves. Numbers have been rounded and this may result in minor discrepancies. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them.

The resources presented in the above table are inclusive of the mineral reserves as set out below. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource. As only inferred resources are identified in mining block 6, mineral reserves are accordingly limited to mining blocks 1 through 5.

The following table sets out the estimated mineral reserves at the Niobec Mine as of December 31, 2008.

Niobec Mine Mineral Reserves as of December 31, 2008

		Tonnes	Grade	Metal Rec.	Yield
		(000)	(%Nb2O5)	(%)	(Kg Nb2O5/t)
Proven	Block 1	1,405	0.51	57.53	2.91
	Block 2	3,203	0.56	57.60	3.20
	Block 3	5,694	0.60	58.73	3.54
	Block 4	1,065	0.64	57.06	3.63

Subtotal Proven		11,367	0.58	58.11	3.38

Probable	Block 4	11,747	0.59	59.92	3.55
	Block 5	385	0.57	56.48	3.24

Subtotal Probable		12,133	0.59	59.81	3.54

Total Proven and Probable		23,500	0.59	58.99	3.46

The mineral reserves at the Niobec Mine are sufficient for approximately 13 years of operation at currently planned mining rates.

Additional information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

The initial tailing ponds closed in 2005 and the second started operating in 2003. Both ponds are located close to infrastructure and cover 1.2 square kilometres. An ore stockpile is also located on the plant site covering between 7 and 20 operating days. The mining method currently used is blasthole open stoping without backfill.

The Niobec processing facilities use conventional crushing, rod and ball mill grinding, followed by many flotation steps to obtain pyrochlore concentrate.

The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic process. Sales and production in 2008 were higher than in 2007 as a result of expansion/optimization work performed in 2008.

Management and the union at the Niobec Mine negotiated new collective agreements which will terminate on April 30, 2011. At year-end, the Niobec Mine employed approximately 267 individuals, including those employed by outside contractors.

viii)	Exploration and Development

In 2008, 13,166 metres of DD were completed at the mine. From this total, exploration and reserve development drilling represented 2,058 metres while definition drilling totaled 11,108 metres. Drilling done at depth has demonstrated the continuity of the different lenses of the Niobec deposit. Definition drilling was carried out for the preparation of the mining areas for 2010 and 2011. All drilling is from underground drifts.

Since the acquisition, the Company invested $46 million on capital expenditures, mainly for a new hoist and headframe extension, underground infrastructure, equipment and deferred development.

For 2009, capital expenditures are estimated at $55.8 million, including $30 million for mill expansion.

ix)	Environment

The environmental management system (EMS) for the Niobec mine is certified under the 2004 revision of the ISO 14001 standard. Niobec successfully passed the ISO 14001 recertification audit in November 2007. Niobec’s quality management system is certified ISO 9001: 2000 since 1995; it was last recertified in 2006.

Niobec received two warning letters in 2008 with respect to environmental performance. The first letter was issued in January 2008 by Environment Canada for a non-compliance issue observed in 2007 (for not informing Environment Canada of a change in the location of an effluent discharge point). The second letter was issued by the Quebec Environment Ministry for discharging, in June and July of 2008, a final effluent which did not pass Daphnia magna analysis, a biomarker aquatic organism. The cause of this non-compliance is currently attributed to the naturally high chloride content and the high conductivity level of the water pumped out of the underground mine. Different treatment options will be explored and trialed in 2009 to prevent the final effluent from being toxic to Daphnia magna.

As part of a plan of action developed in response to a warning letter issued by Environment Canada in 2007, Niobec completed construction of a new 160,000 m2 sedimentation basin in order to control the total suspended solid (TSS) concentration in the final effluent (50% of the TSS consist of algae).

A closure plan has been prepared and approved by the Québec Government. Reclamation of a tailings facility was completed in 2006. As at December 31, 2008, the recorded amount of estimated restoration and closure costs for the property was $1.4 million, representing the discounted amount. The undiscounted amount of estimated restoration and closure costs for the property was $2.1 million.

x)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. Operations located in the Province of Québec are also subject to Québec mining duties at a statutory rate of 12%. Additional tax information is provided in Section 6.5 below.

3.2	Diamond Royalty – Diavik Project

IAMGOLD holds a 1% royalty (the “Lac de Gras Royalty”) in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories, Canada, between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the “Lac de Gras Claims”) in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the “Diavik Project”) in which Harry Winston Diamond Corporation (formerly Aber Diamond Corporation) (“HWDC”) owns a 40% interest and Diavik Diamond Mines Inc. (“DDM”), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre (which subsequently merged with IAMGOLD) entered into a royalty agreement with HWDC and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

4.	Exploration

4.1	General

In 2008, IAMGOLD carried out exploration in nine countries of Africa and the Americas, employing about 60 full time exploration professionals in eight regional offices. The Company follows a strategy of growth through a combination of exploration and acquisitions.

Exploration and development spending, excluding the Westwood Project, totaled more than $36 million in 2008. Expenditures by region are shown in the table below:

($000s)	2008	2007	2006
Capitalized Exploration & Development Projects
South America
Ecuador-Quimsacocha	2,546	3,371	5,015
French Guiana-Camp Caiman	1,497	10,939	5
Peru-La Arena	1,222	3,156	491
Africa
Tanzania-Buckreef	4,630	5,511	4,144
Botswana	—	202	1,149
Total Capitalized	9,895	23,179	10,804

Expensed Exploration & Development Projects
South America	18,552	13,526	7,573
Africa	6,651	7,958	3,807
Canada	981	(229)	75
Australia	8	1,524	610
Total Expensed	26,193	22,779	12,065

Total Capitalized and Expensed	36,087	45,958	22,869

4.2	Capitalized Exploration and Development Projects

4.2.1	Africa – Botswana

The Company’s exploration effort outside the Mupane lease area and known satellite resources was discontinued at the end of 2007, and the Regional Exploration office closed. In 2008, exploration and development work at Mupane was focused on the Signal Hill, Molomolo, and Golden Eagle satellite resources. The Company currently retains an interest in one exploration joint venture, and a retained royalty interest in a large concession block in eastern Botswana resulting from a sale in 2007.

4.2.2	Africa – Tanzania

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project located in the Lake Victoria Goldfields of northern Tanzania. The Company controls more than 246 square kilometres around the Buckreef Gold Mine, covering 40 km of strike of the Rwamagaza Greenstone belt. In May 2008, the Company announced a 5.5% increase in total resources to 1.9 million ounces. The Company carried out an aggressive exploration program in 2008, completing 11,737 metres in 126 reverse circulation drill holes, 1,669 metres in fifteen DD holes and 28,348 metres in 964 AC drill holes. Project expenditures totaled $7.7 million including $4.6 million of capitalized expenditures and $3.1 million of expensed costs in 2008.

As part of the development of the project, components of a prefeasibility study were also completed, including in-fill drilling on the Minzwel deposit, metallurgical test work to assess potential process streams, geotechnical drilling and studies at the Busolwa-Buziba deposit, partial completion of an environmental impact assessment, and a preliminary hydrogeologic study. Additional to this, key primary mining licenses over the Busolwa deposit were purchased, and agreement reached on another.

Exploration elsewhere on the property package identified thirteen priority targets outside of the known resources that were evaluated. Several ore grade intercepts in the Bukoli area, in the eastern part of the project, were followed up with RC drilling, but marginal mineralization was encountered. The Buckreef Project has now seen several years of modern exploration without adding significantly to the resource base of the Buckreef project.

Since the acquisition of the Buckreef project in early 2006, comprehensive exploration programs have been completed, including approximately 100,000 metres of drilling. This work did not materially increase the resource base and preliminary metallurgical results indicate only low to moderate recoveries could be expected from heap leaching. Estimated capital costs for mine development were significantly higher than anticipated, reducing the future value of the site and requiring an impairment charge of $111.6 million ($98.9 million after impact of income taxes) in the fourth quarter of 2008. Future plans for the project will follow a comprehensive review scheduled for the first half of 2009.

In addition to Buckreef, the Company has interests in five large concession blocks elsewhere in the Lake Victoria goldfields district.

4.2.3	South America – Ecuador

The Company’s exploration and development activities are confined to the Quimsacocha project (see Section 2.10). Following the mandate passed by the Constituent Assembly in April 2008, resulting in a moratorium on mining activities, exploration activities on the Company’s Quimsacocha project were suspended. With the passing of the new Mining Law in January 2009, the resumption of ground work, including exploration, is anticipated once the related regulations are in place and permits issued.

4.2.4	South America – Peru

In May 2008, IAMGOLD announced that it had entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its copper-gold La Arena project for consideration of $47.6 million in cash and a 5.5% equity interest in Rio Alto. The sale was contingent on financing arrangements with the buyer. Due to the constraints of the current credit markets, alternative financial structures are being considered by the buyer to conclude the transaction including a structure that contemplates an option to purchase La Arena. In addition, the Company will continue to asses the option of developing the property.

4.3	Greenfields Exploration and Development Expensed

4.3.1	Africa – Senegal

IAMGOLD maintains an office in Dakar that serves as a base for West African regional exploration and African mine operations. In 2008, the Company carried out a 3,924 metre DD program on the Boto project, located in eastern Senegal near the international border with Mali. In July 2008, the Company released the results of 6,362 metres of RC drilling and 2,664 metres of DD completed in 2007 and early 2008. Multiple zones of significant gold mineralization were intersected, and two important gold trends identified. The Guemedji Trend, a 100 to 150 metre wide and pervasively hydrothermally altered zone, has been traced for six kilometres, and is the focus of an on-going 5,000 metre DD program initiated in November 2008. The drill program is focused on three segments of the six-kilometre long trend which were identified during a 33 line kilometre high resolution induced polarization resistivity survey completed in December 2008.

The Bambadji Project, a contiguous concession block north of Boto, was joint-ventured with Randgold Resources (“Randgold”) in 2007, providing Randgold the ability to earn a 65 percent interest in the property. Randgold operates the joint venture, and continues to explore the property.

4.3.2	Africa – Mali

In December 2008, the Company entered into an option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold project in Mali, West Africa, by spending C$10.5 million over four years. As part of the agreement, the Company subscribed for 4,285,714 units through a C$1.5 million private placement, resulting in the Company holding approximately 6.5% of Merrex. Each unit is comprised of one common share of Merrex and one 12-month warrant, exercisable at C$0.45 per share.

The Siribaya gold project consists of a 700 square kilometer land package in western Mali that covers two major regional structural trends that hold significant potential for economic gold mineralization. Merrex has spent over C$8.0 million to date on exploration at Siribaya and has reported significant gold intersections along a two-kilometer segment of an anomalous gold trend that extends for more than six kilometers within the land package.

4.3.3	South America – Peru

The Company carries out early stage regional exploration and evaluates acquisition and joint venture opportunities from an office based in Lima. In 2008, exploration activities were principally generative in nature. The Company carried out 3,783 metres of DD on two projects in 2008, and added an additional three early stage projects to the project portfolio.

In 2007, the Company entered into a joint venture agreement with Sociedad Minera Trinity Peru S.A.C. (“Trinity”) providing Trinity with the ability to earn up to a 70%

interest in the Company’s Caupar project.

4.3.4	South America – Brazil

The 2008 exploration activities were directed at several early stage exploration projects located principally in the historically important Minas Gerais mining district and in the southernmost State of Rio Grande do Sul. Some activities were also dedicated to project generation, chiefly in Para State.

In Minas Gerais, IAMGOLD currently holds 80,000 hectares of granted mineral concessions, with a further 120,000 ha in the application stage. Fundamental work has been conducted over the Congonhas/Ouro Branco trend, where a series of large, historical surface mine workings dating from the 17th century were identified from the Company’s detailed mapping program and are coincident with gold anomalous trends and favourable geophysical responses. Ground geophysics work in 2008 totalled 18,150 linear meters of induced polarization/resistivity and 27,035 metres of magnetics. A reconnaissance DD campaign over identified targets started in late June 2008 and was concluded in early December 2008. A total of 3,427 metres were drilled in seventeen DD holes over four separate targets.

In Rio Grande do Sul, a total of 4,649 metres of DD was completed at two targets: The Santa Maria zone and the inactive Camaquã mine. This drilling returned relatively narrow intersections with a maximum grade of 6 g/t Au. However, most drill holes revealed significant intersections of stratabound disseminated lead and zinc and higher grade fault-hosted base metal mineralization. This increased the known extent, and thus economic potential, of the Santa Maria mineralized system.

A joint venture agreement with Votorantim Metais (“Votorantim”), one of the largest established mining and metallurgical groups in Brazil, was entered into over the Camaquã Block in Rio Grande do Sul. To earn a 51% interest in IAMGOLD’s interest in the property, Votorantim must spend US$2 million in exploration expenditure by September 2010, and make prescribed payments to the underlying owner. Votorantim can then increase its share to 70% by preparing a “Bankable Feasibility Study”. The Company retains 100% of all discovered gold-dominant mineralization under this agreement.

4.3.5	South America – French Guiana

Limited field surveys were carried out on the Company’s concessions located about 20 to 25 kilometres southwest of the Camp Caiman development project. A planned 5,000 metre drill program for 2008 was suspended due to the uncertainty surrounding Camp Caiman and the outcome of the new mining framework to be established for French Guiana. The Company will continue to monitor the situation. The original exploration planned for French Guiana in 2008 was $2.9 million. Applications for the extension of a number of the exploration permits were filed, or are currently being prepared, in order to maintain our exploration rights on areas with high potential for additional resources at Camp Caiman.

4.3.6	South America – Guyana

The Company’s field activities in Guyana were directed principally at the Eagle Mountain project located about 200 kilometres south of the coastal capital city of Georgetown. Two DD programs for a total of 4,122 metres were achieved during 2008. The drill program has verified with some success the extent of shallow dipping gold-bearing structures associated to a thrust fault as well as testing newly identified geophysical targets on the property. Preliminary results indicate that a follow-up drilling phase is warranted. An evaluation and a resource estimate for the Eagle Mountain project is expected in the first quarter of 2009.

4.3.7	South America – Suriname

IAMGOLD is engaged in a multi-year exploration effort on the Rosebel concession holdings. Numerous large soil geochemical and geophysical surveys are on-going to evaluate the potential of areas within reasonable economic distance from the Company’s operation. A twenty-eight hole, 3,716 metre DD program was carried out from September to November 2008 on the Mamakreek zone, located on the northern structural trend that hosts the Pay Caro-East Pay Caro, Koolhoven and J-Zone deposits. The drill pattern lies mainly within the Thunder Mountain concession. The drill program tested known near surface mineralization in conjunction with anomalous geochemical and geophysical responses. This work was independent of the capitalized exploration and development drilling carried out by the Rosebel Gold Mine as described in the operations section of this report. On the Rosebel mining concession, 680 metres of trenching was undertaken in the southern structural trend, south-west of the Mayo deposit. The Blauwe Tent area is underlain by the same volcanic and sedimentary host sequence as found in the Mayo deposit and drill testing is planned for 2009.

The Sarakreek project is situated in Brokopondo province about 100 kilometres south of the Rosebel Gold Mine and 170 kilometres south of the capital of Paramaribo. The project covers an area of 1,281 square kilometres in two concession blocks. IAMGOLD holds an 87.5% interest in the entire project. The Company carried out two drill campaigns totaling 5,843 metres in 35 DD holes in 2008, the second one having been completed in mid-December 2008. This drilling continued to assess the potential of significant mineralization identified in 2007 drilling as announced in May 29, 2008. It also evaluated other targets along the mineralized trend extended by geochemical surveys and on newly identified mineralized areas. In addition, regional surveys outlined three priority gold targets elsewhere on the exploration concessions. The Sarakreek exploration program for 2009 will include additional drilling and detailed follow-up work in the highly prospective areas.

4.3.8	North America – Québec, Canada

Following the closure of the Company’s Val-d’Or regional exploration office in 2007, exploration activities were reduced to field work on one project and farming out many of the Company’s Quebec properties. Property positions were retained on the Company’s wholly-owned Rouyn-Merger, Porcupine and Lépine projects located in the Abitibi region of southern Quebec. On the Gémini-Turgeon project, located in the Casa-Béradi area, one limited drilling program was completed in 2008 allowing IAMGOLD to acquire a 50%-interest in the project from Cancor Mines. Future brownfield exploration in Quebec will be carried out from the Company’s mine sites.

The Company maintains an interest in numerous joint ventures and passive royalty interests in Quebec. Some of the more important ventures include the Noranda Camp Project with Xstrata Copper, together with partner Alexis Minerals; the Val-d’Or camp properties in joint venture with Alexandria Minerals; the Cogitore Resources earn-in agreement on the Caribou-Estrees property; Northern Superior’s and Matamec’s exploration efforts on the Company’s L’esperance project; and Virginia Mines’ earn-in agreement in the Anatacau property located in the James Bay (Opinaca) region.

4.4	Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2009. The approved capitalized and expensed exploration and development for 2009 is $152.2 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2009
Operating mines – segment	16.3	4.0	20.3
Development projects	96.2	—	96.2
Greenfields exploration projects	1.8	33.9	35.7

	114.3	37.9	152.2

Capitalized expenditure estimates include underground development and drilling at the Doyon property and the Westwood development project; surface exploration and development at the Rosebel Gold Mine; and feasibility-related work at the Quimsacocha Project.

The Company finances exploration expenditures from internal cash resources. The Company also benefits from financial assistance from the Quebec government for some Quebec programs through the issuance of flow-through shares.

5.	Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2008. Mineral reserves and resources at the Sadiola and Yatela mines, as well as the Buckreef and Kitongo projects, have been estimated in accordance with or reconciled to the definitions of the JORC Code. Mineral reserves and resources at the Tarkwa and Damang mines have been estimated in accordance with or reconciled to the definitions of the SAMREC Code. Mineral reserves and resources at Doyon, Mouska, Rosebel, Mupane, Camp Caiman, Quimsacocha, La Arena, Westwood, Niobec, Grand Duc and Essakane have been estimated in accordance with the CIM Standards as required by NI 43-101. Except as otherwise indicated below, reported mineral reserves and resources were estimated using a long-term gold price assumption of $700 per ounce in 2008. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2008(1)(2)(3)

Attributable Contained Ounces of Gold
(000)
Total Proven and Probable Reserves	12,408
Total Measured and Indicated Resources (Inclusive of Reserves)	26,414
Total Inferred Resources	7,692

Notes:

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Although “measured resources,” “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”. Rounding differences may occur.

(2)	Measured and indicated resources are inclusive of proven and probable reserves.
(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.

Mineral Reserves and Resources for Tarkwa and Damang as of June 30, 2008(1)(2)(3)(4)(5)

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Tarkwa, Ghana				(18.9)%
Proven Reserves	158,700	1.3	6,456	1,220
Probable Reserves	126,600	1.2	4,857	918
Subtotal	285,300	1.2	11,313	2,138
Measured Resources	152,900	1.4	7,004	1,324
Indicated Resources	146,100	1.3	6,021	1,138
Inferred Resources	24,400	3.1	2,411	456

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Damang, Ghana				(18.9)%
Proven Reserves	4,614	2.6	388	73
Probable Reserves	20,872	1.4	966	183
Subtotal	25,486	1.7	1,354	256
Measured Resources	9,103	2.3	681	129
Indicated Resources	30,838	1.5	1,474	278
Inferred Resources	11,162	3.7	1,336	252
Total (Tarkwa and Damang)
Proven and Probable Reserves	310,786	1.3	12,667	2,394
Measured and Indicated Resources	338,941	1.4	15,180	2,869
Inferred Resources	35,562	3.3	3,747	708

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations.
(3)	Mineral reserves have been estimated using a $650/oz gold price and mineral resources have been estimated using a $800/oz gold price.
(4)	Mineral resources have been estimated in accordance with the SAMREC code.
(5)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

Mineral Reserves and Resources of Gold Operations as of December 31, 2008(1)(2)(3)(4)

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Rosebel,(5)(6) Suriname				(95)%
Proven Reserves	46,188	1.1	1,649	1,566
Probable Reserves	55,240	1.2	2,067	1,964
Subtotal	101,428	1.1	3,716	3,530
Measured Resources	160,671	1.1	5,736	5,449
Indicated Resources	138,554	1.0	4,428	4,207
Inferred Resources	6,756	1.1	227	216
Essakane,(7)(8) Burkina Faso*				(90)%
Probable Reserves	58,122	1.7	3,121	2,809
Indicated Resources	78,400	1.6	3,993	3,594
Inferred Resources	16,100	1.7	860	774
Westwood,(9)(10) Quebec				(100)%
Indicated Resources	313	6.9	70	70
Inferred Resources	11,283	8.7	3,154	3,154
Quimsacocha,(11) Ecuador				(100)%
Probable Reserves	8,098	6.5	1,682	1,682
Indicated Resources	9,935	6.6	2,107	2,107
Inferred Resources	299	6.3	61	61

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Mupane,(6) Botswana				(100)%
Proven Reserves	2,896	1.9	180	178
Probable Reserves	311	2.6	26	25
Subtotal	3,207	2.0	206	203
Measured Resources	6,043	2.0	393	390
Indicated Resources	2,915	2.3	213	208
Inferred Resources	328	2.5	26	25
Sadiola,(12) Mali				(38)%
Proven Reserves	5,996	2.2	423	161
Probable Reserves	8,183	2.6	680	258
Subtotal	14,179	2.4	1,103	419
Measured Resources	24,664	1.6	1,234	469
Indicated Resources	65,278	2.4	4,944	1,879
Inferred Resources	28,430	2.3	2,068	786
Yatela,(12) Mali				(40)%
Proven Reserves	3,352	0.9	98	39
Probable Reserves	1,854	5.2	311	125
Subtotal	5,206	2.4	409	164
Measured Resources	4,421	1.6	228	91
Indicated Resources	3,962	4.4	554	222
Inferred Resources	745	3.5	84	34
Doyon Division,(13)(6) Quebec				(100)%
Proven Reserves	219	10.6	75	75
Probable Reserves	46	12.0	18	18
Subtotal	265	10.9	93	93
Measured Resources	842	6.0	163	163
Indicated Resources	1,975	4.6	290	290
Inferred Resources	3,443	5.1	570	570
Camp Caiman,(14)(15) French				(100)%
Guiana	12,285	2.8	1,114	1,114
Probable Reserves	5,371	2.7	467	467
Measured Resources	15,071	2.4	1,148	1,148
Indicated Resources	3,767	2.1	249	249
Inferred Resources
La Arena,(16) Peru				(100)%
Measured Resources	26,000	0.5	443	443
Indicated Resources	113,700	0.4	1,554	1,554
Inferred Resources	9,890	0.3	90	90
Buckreef,(17) Tanzania				(75-80)%
Measured Resources	3,066	2.7	265	212
Indicated Resources	12,887	1.8	734	573
Inferred Resources	11,827	2.4	919	727
Kitongo,(18) Tanzania				(100)%
Inferred Resources	4,440	2.0	291	291

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Grand Duc,(19) Quebec				(100)%
Indicated Resources	149	1.8	9	9
Inferred Resources	213	1.1	7	7
Total (excl. Tarkwa and Damang)
Proven and Probable Reserves	202,790	1.8	11,444	10,014
Measured and Indicated Resources	674,217	1.3	28,973	23,545
Inferred Resources	97,521	2.7	8,606	6,984

*	The Essakane Project was acquired under the Orezone Transaction on February 25, 2009.

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves.
(3)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(4)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(5)	The Company indirectly owns a 95% interest in the Rosebel Mine.
(6)

The Company indirectly owns a 100% interest in all deposits at the Mupane Mine, other than the Golden Eagle deposit, in which it indirectly owns an 85% interest. Mineral reserves have been estimated as at December 31, 2008 using a $700/oz gold price and mineral resources have been estimated as at December 31, 2008 using a $700/oz gold price and have been estimated in accordance with NI 43-101.

(7)	Mineral reserves have been estimated as at June 2008 using a $600/oz gold price and have been estimated in accordance with NI 43-101.
(8)

Mineral resources have been estimated as at May 2007 at a 0.5 Au/t cutoff and have been estimated in accordance with NI 43-101. Indicated mineral resources reported are unconstrained by a $650 oz pit shell. Inferred mineral resources reported are constrained by a $650/oz Whittle pit shell.

(9)	Based on a 4 g Au/t cutoff.
(10)	Mineral resources have been estimated as at July 2008 using a $700/oz gold price and have been estimated in accordance with NI 43-101.
(11)	Mineral resources have been estimated as at August 2008 using a $750/oz gold price and have been estimated in accordance with NI 43-101.
(12)

Mineral reserves have been estimated as at December 31, 2008 using a $870/oz gold price and mineral resources have been estimated as at December 31, 2008 using a $1,000/oz gold price and have been estimated in accordance with the JORC code.

(13)	The Company indirectly owns 100% of the Doyon Division which includes mineral reserves and resources from the Doyon Mine and the Mouska Mine.
(14)	The Company indirectly owns a 100% interest in the Camp Caiman Project.
(15)	Mineral reserves and mineral resources have been estimated as at August 2005 using a $425/oz gold price and have been estimated in accordance with NI 43-101.
(16)

The Company indirectly owns 100% of La Arena Peru S.A. (formerly known as IAMGOLD Peru S.A.) which holds the La Arena Project. Resources are confined within a pit shell based on a $550/oz gold price and a $1.50/lb copper price and have been estimated in accordance with NI 43-101.

(17)

The Company indirectly owns a 80% interest in all deposits of the Buckreef Project, other than the Busolwa and Minzwel deposits, in which it indirectly owns an 75% interest. Mineral resources have been estimated as at July 2008 at a 1.0 g Au/t cutoff and have been estimated in accordance with the JORC code and NI 43-101.

(18)	Mineral resources have been estimated in accordance with the JORC code.
(19)	Mineral resources have been estimated at a $700/oz gold price and have been estimated in accordance with NI 43-101.

Mineral Reserves and Resources of Non-Gold Operations as of December 31, 2008(1)(2)

Niobium Operations	Tonnes	Grade	Contained Tonnes Nb2 O5
	(000)	(%Nb2 O5)	(000)
Niobec (100%)
Proven Reserves	11,367	0.58	66.0
Probable Reserves	12,133	0.59	71.8

Subtotal	23,500	0.59	137.8
Measured Resources	11,367	0.58	66.0
Indicated Resources	12,133	0.59	71.8
Inferred Resources	28,777	0.58	165.5

Copper Project	Tonnes	Grade	Contained Tons Cu
	(000)	(%Cu)	(short)
La Arena (100%)
Measured Resources	26,000	0.16	45,849
Indicated Resources	113,700	0.39	493,413
Inferred Resources	9,890	0.33	35,534

Notes:

(1)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(2)	Measured and indicated resources are inclusive of proven and probable reserves.

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained tons (short) of copper; metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

The “qualified persons” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD are Réjean Sirois, Eng., Manager, Mining Geology and Francis Clouston, Eng., Manager, Project Evaluation. Each of them is a “qualified person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section has been included herein with the consent and prior review of Mr. Sirois and Mr. Clouston. They have verified the data disclosed, and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including samplings, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Mr. Sirois and Mr. Clouston.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of reserves for gold operations, excluding Tarkwa and Damang at December 31, 2008, was 10.0 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a $50 increase in the gold price would increase the Company’s attributable share of ounces by roughly 5% and, a $50 decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 5%.

The Company’s attributable share of reserves for the Tarkwa and Damang gold operations at December 31, 2008 was 2.4 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a 10% increase in the gold price would increase the Company’s attributable share of ounces by roughly 14% and, a 10% decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 17%.

6.	Other Aspects of the Business

6.1	Marketing of Production

The gold market is relatively deep and liquid, with the price of gold generally quoted in US dollars. The demand for gold is primarily for jewellery fabrication purposes and bullion investment. Gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for 80% of fabricated demand), electronics, dentistry, decorations, medals and official coins. Central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities. Gold prices have, in addition, been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation, gold was often seen as a refuge, which increased purchases of gold and thereby supported its market price.

The Company’s revenue and earnings are generated predominantly from the sale of gold. The gold price fluctuates continually due to factors beyond IAMGOLD’s control.

The following table indicates fluctuations in the gold price in US dollars per troy ounce based on the London PM Fix on the London Bullion Market for the periods indicated:

Year Ended December 31, 2008

	2008	2007	2006	2005	2004
High	$1011	$841	$725	$537	$454
Low	$713	$608	$525	$411	$375
Average	$875	$695	$604	$444	$409

Also, since revenue from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in other currencies, including Canadian dollars, the value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years, as established for customs purposes by the Bank of Canada.

Year Ended December 31, 2008

$C/$	2008	2007	2006	2005	2004
High	1.3008	1.1853	1.1726	1.2704	1.3968
Low	0.9711	0.9170	1.0990	1.1507	1.1774
Average	1.0660	1.0748	1.1341	1.2116	1.3015
End of Period	1.2180	0.9913	1.1654	1.1630	1.2020

6.2	Government Regulation

The Canadian mining industry has evolved with federal and state or provincial legislation governing the exploration, mining, processing and marketing of minerals. This legislation governs the acquisition and ownership of mining rights, mining duties and income taxes, labour, health and safety standards, exports and other related matters.

The North American mining industry is also subject to federal and state or provincial environmental protection legislation. This legislation imposes high standards in order to reduce or eliminate the effects of waste generated by ore mining and processing operations. Consequently, the construction and commercial operation of a mine necessarily entails compliance with applicable environmental legislation and the obtaining of permits for the use of land and water or other similar authorizations from various government bodies. Each mining company is under a strict obligation to comply with all applicable environmental laws.

Failure to comply with this legislation may lead to the issuance of orders suspending or curtailing operations or requiring the installation of additional equipment. IAMGOLD could be required to indemnify private parties suffering losses or damages arising from its mining activities and could be assessed fines if found guilty of penal infractions under the terms of such legislation.

In the Guiana Shield, RGM must comply, in the course of its operations, with a range of Surinamese laws similar in their effects to legislation to which IAMGOLD is subject in Canada. However, with respect to the Rosebel Gold Mine, the Mineral Agreement executed on April 7, 1994, provides exceptions to applicable Surinamese legislation in favour of RGM and its shareholders in certain instances, among which figure an alleviated tax system and, in certain cases, provisions for legislative stability. This mineral agreement provides a comprehensive legal framework that applies to the specific activities of the Rosebel Gold Mine.

The Company commissioned an environmental impact assessment for the Rosebel Gold Mine which was filed with, and approved by, the Surinamese Government in 2002 along with an updated feasibility study.

Elsewhere in South America and Africa, the Company must comply with various mining and environmental laws in force in such countries, which laws are generally similar in effect to comparable laws in North American jurisdictions.

The Company believes that it is in substantial compliance with all material current legislation, regulations and administrative standards applicable to its activities.

6.3	Environment

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, IAMGOLD will focus activities to understand the interaction between activities and the environment, and seek ways to protect the environment and maximize sustainable development.

None of the environmental measures taken by the Company should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium and long-term financial impact of these standards lies in the cost of mine site restoration during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations, and no material adverse effect on earnings is expected in the future. IAMGOLD believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase. These obligations are currently estimated as follows:

	Discounted (in millions of $)		Undiscounted (in millions of $)
Doyon Division	25.4		59.7
Mupane Gold Mine	4.4		4.8
Tarkwa Gold Mine	5.0	*	5.6	*
Damang Gold Mine	0.9	*	1.0	*
Sadiola Gold Mine	11.0	*	13.8	*
Yatela Gold Mine	8.9	*	9.9	*
Rosebel Gold Mine	24.7		36.2
Niobec Mine	1.4		2.1
Other Sites	1.2		1.3

*	Proportionate share based on ownership as at December 31, 2008.

6.4	Community Relations

As part of its strategy, the Company plays an active role in the communities in which it operates. The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. The Company has also established community outreach programs to interact with stakeholders with respect to its activities and their impact on the local communities. Community support for mining operations is viewed as a key ingredient for a successful mining venture.

6.5	Taxes

IAMGOLD is subject to federal income tax in Canada on its worldwide earnings, although earnings of the Company’s foreign subsidiaries are not generally subject to Canadian tax until repatriated to Canada. Some of the foreign subsidiaries operate in countries which have concluded a tax treaty with Canada and, as a consequence, active business income earned in those countries would be exempt from Canadian taxes when repatriated to Canada. However, earnings of foreign subsidiaries operating in other countries could attract Canadian taxes depending on the tax rate in the relevant foreign country. The Company’s Canadian operations are also subject to provincial income tax. The statutory combined corporate tax rate is approximately 34%. The Company is also subject to Québec mining duties at a statutory rate of 12%.

6.6	Mining Development and Construction

In 2007, the Company created a Project Development department, consisting of three in-house divisions to support the existing operations on specific technical issues, extraordinary capital expenditures, expansions, and the advancement of projects. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and schedule.

The objective of the Technical Services Division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the Camroc Mining Development Division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the Engineering and Construction Division is to form and manage teams of professionals and technicians specialized in engineering and planning, implementing and supervising construction activities of mine facilities and infrastructure.

6.7	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

6.8	Competition

6.8.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, IAMGOLD competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although IAMGOLD has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

6.8.2	Niobium Market

The Niobec Mine is currently the only major ferroniobium producer in North America. The Company competes on a worldwide basis against two other producers, both located in Brazil, for the sale of the mine’s production. Companhia Brasilera de Metalurgia e Mineraçâo (“CBMM”) is the world’s largest producer of ferroniobium with an estimated market share in the range of 84%. Mineraçâo Catalâo, a member of the Anglo-American plc group, holds a market share similar to the Company’s, which is estimated at approximately 7-9% of worldwide supply.

Niobium demand has increased significantly since 2002/2003 due to a general increase in the use of niobium driven by the production of higher quality steels and of pipeline steels, and by an increase in steel production in China. Its price has also increased significantly since the latter part of 2006. The Company’s competitiveness in certain markets may be impacted by tariffs and duties imposed by governments. Nevertheless, steady market and limited supply growth has enabled the Company to expand production and increase sales.

6.9	Sale of Production

The Company’s revenues are generated predominately from the sale of gold (more than 83% of total 2008 revenues on a consolidated basis). The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales (the “Washington Agreement”). In 2004, the group of 15 signatories to the Washington Agreement renewed this agreement for a period of five years, with additional participants joining the original group of signatories. The renewal should provide for continued stability in the marketplace.

Gallery Gold, a wholly-owned subsidiary of the Company, used, in the past, various instruments to reduce the volatility of its revenues and secure the cash flows from its operating mines and such outstanding instruments impact on the price that the Company realizes on the sale of gold from the Mupane Gold Mine.

From the commencement of commercial production until the end of 1994, production from the Niobec Mine was sold in the form of concentrates to firms in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66% niobium using an aluminothermic process. Ferroniobium produced at the Niobec Mine is currently distributed, directly or through a distributor or an agent, mainly in North America, Europe and Asia.

A significant part of the annual production from the Niobec Mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec’s production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that the Company will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed.

6.10	Employee Relations

All of the Company’s current Canadian operations are unionized. As with all unionized labour environments, the Company’s operations may be affected by legal and illegal work stoppages. In 2008, the Company successfully negotiated two new collective agreements at the Niobec Mine and one new collective agreement at the Mupane Gold Mine.

The Company considers that it has good relations with its employees and unions. It offers a competitive compensation program, a secure and challenging working environment, and an open dialogue.

As at December 31, 2008, the Company employed approximately 2,530 individuals and approximately 500 contractor-employees.

7.	Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	2008	2007	2006
Dividend per Common Share	$0.06	$0.06	$0.06

IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGOLD, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of IAMGOLD may consider relevant.

The 2008 Credit Facility contains covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2008 Credit Facility has occurred and is continuing or would result from the declaration or payment of the dividend.

8.	Litigation

In October 2007, audit claims for the years 2005 and 2006 were received from the Department of Taxation in Mali with respect to the Sadiola Mine and the Yatela Mine. The Company has recorded a provision regarding the audit claims. The Company is presently negotiating with the Government of Mali regarding the receipt of balances of VAT and fuel tax receivables due from the Government of Mali and the parties are working on an arrangement whereby the reimbursement of such receivables would be financed by a third party bank. Such negotiations may result in additional provisions with respect to the audit claims and balances of VAT and fuel tax receivables.

In addition, reference is made to the Company’s audited consolidated financial statements for its financial year ended December 31, 2008, as contained in the Company’s 2008 Annual Report, for more information regarding litigation.

Item IV	Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 365,066,796 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 26, 2009.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V	Market for Securities

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG”, on the New York Stock Exchange under the symbol “IAG” and on the Botswana Stock Exchange under the symbol “IAMGOLD”

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2008.

	High	Low	Close	Volume
	(C$)	(C$)	(C$)	(millions)
January	10.25	7.92	8.00	64.2
February	8.30	7.11	7.96	30.3
March	8.63	7.32	7.61	31.6
April	7.70	5.80	6.07	33.0
May	6.50	5.82	5.89	31.6
June	6.57	5.69	6.10	30.3
July	6.93	5.82	6.83	30.0
August	7.00	5.10	7.00	37.3
September	6.80	4.79	5.87	34.8
October	6.14	2.93	4.00	41.5
November	5.89	3.50	5.89	31.0
December	7.60	4.51	7.60	36.4

Item VI	Directors and Officers

1.	Directors

As of the date hereof, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since
WILLIAM D. PUGLIESE (1) (3) Aurora, Ontario, Canada	Chairman of the Company	1990

DEREK BULLOCK (1) Bobcaygeon, Ontario, Canada	Mining Consultant	1994

JOHN E. CALDWELL (2) Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited (electronic manufacturing services)	2006

DONALD K. CHARTER (1) (3) Etobicoke, Ontario, Canada	Corporate Director and President, 3Cs Corporation (private company)	2003

Name, Province and Country of Residence	Principal Occupation	Director Since
JOSEPH F. CONWAY Toronto, Ontario, Canada	President and Chief Executive Officer of the Company	2003

W. ROBERT DENGLER (4) Aurora, Ontario, Canada	Corporate Director	2005

GUY G. DUFRESNE (4) Boucherville, Québec, Canada	Corporate Director	2006

JEAN-ANDRÉ ÉLIE (2) Town of Mount Royal, Québec, Canada	Corporate Director	2006

STEPHEN FREEDHOFF (2) Toronto, Ontario, Canada	Chartered Accountant, Self-Employed Consultant	2005

PETER C. JONES (3) (4) Toronto, Ontario, Canada	Management Consultant and Corporate Director	2006

MAHENDRA NAIK (2) Markham, Ontario, Canada	Chief Financial Officer of Fundeco Inc. Private Investment Chartered Accountant	2000

JOHN SHAW (4) Sydney, New South Wales, Australia	Corporate Director	2006

(1)	Member of the Corporate Governance Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Environmental, Health and Safety Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Charter, who prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc., and the Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors (financial services companies); Mr. Dufresne who prior to November 2006, was President and Chief Executive Officer of Québec Cartier Mining Company (iron ore extraction and manufacturing company); and Mr. Jones who, prior to his retirement in November 2006, was President and Chief Operating Officer of Inco Limited (a metals and mining company).

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since
JOSEPH F. CONWAY Toronto, Ontario, Canada	President and CEO	2003

CAROL BANDUCCI Mississauga, Ontario, Canada	Chief Financial Officer	2007

BRIAN CHANDLER Dakar,Senegal	Senior Vice President, African Operations	2008

MICHAEL DONNELLY Oakville, Ontario, Canada	Senior Vice President, Exploration	2007

ELAINE ELLINGHAM Toronto, Ontario, Canada	Senior Vice President, Investor Relations and Communications	2008

ROSS GALLINGER Oakville, Ontario, Canada	Senior Vice President, Health, Safety and Sustainability	2006

JOHN McCOMBE Toronto, Ontario, Canada	Senior Vice President, Operating Strategy	2005

DENIS MIVILLE-DESCHÊNES* Candiac, Québec, Canada	Senior Vice President, Project Development	2006

PAUL B. OLMSTED Mississauga, Ontario, Canada	Senior Vice President, Corporate Development	2003

LARRY E. PHILLIPS Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs and Corporate Secretary	1990

P. GORDON STOTHART Oakville, Ontario, Canada	Chief Operating Officer	2007

JANET WILKINSON Oakville, Ontario, Canada	Senior Vice President, Human Resources	2006

*	Prior to joining the Company, the individual was an officer or held another management position with a company acquired by IAMGOLD.

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions: Ms. Banducci who, prior to July 2007, was Vice President, Financial Operations with Royal Group Technologies (a building products manufacturer) and from 2004 to 2005 was engaged as a consultant advising on the restructuring of businesses, and prior to 2004, was Chief Financial Officer of Canadian General-Tower Limited (a flexible polymer materials manufacturer); Mr. Chandler who, prior to 2009, was engaged as a consultant for the Company from May 2008 to December 2008 and who, prior to May 2008, was a mine management consultant; Mr. Donnelly who, prior to November 2006, was General Manager Copper Exploration Latin America for Falconbridge Limited (a mining company) and from November 2001 to July 2003 was General Manager Exploration Southern Hemisphere for Noranda Inc. (a mining company); Ms. Ellingham who, prior to October 2008, was a consultant to mining and corporate finance companies and from 1997 to 2005 was National Leader, Mining and previously Manager, Company Listings with the Toronto Stock Exchange; Mr. Gallinger who, prior to May 2006, was Vice President, Sustainability of Placer Dome Canada (a mining company), and, prior to May 2004, was Manager, Environment of BHP Billiton, Base Metals Division (a mining company); Mr. McCombe who, prior to September 2005, was Vice President, Operations of Breakwater Resources Ltd. (a mining company); Mr. Stothart who, prior to December 2007, was General Manager, Project Technical Services for Xstrata Copper (a mining company) and from January 2006 to August 2006 was Director of Development for Falconbridge Limited, Copper Business Unit (a mining company), and from July 2003 to December 2005 was General Manager at Falconbridge Limited’s Lomas Bayas mine; and Mrs. Wilkinson who, prior to December 2006, was Director, Employee and Labour Relations at Falconbridge Limited (a mining company).

3.	Shareholdings of Directors and Officers

As at March 26, 2009, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 1.2 million Common Shares or 0.3% of all issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: (i) Mr. Caldwell was serving as a director of the Mosaic Group Inc. in October 2002 and when, in December 2002, it filed for protection under the Companies’ Creditors Arrangements Act (the “CCAA”). Mr. Caldwell ceased being a director of the Mosaic Group in September 2003; Mr. Caldwell was a director of Stelco Inc. when, in January 2004, it obtained a court order under the CCAA to initiate the restructuring of its debt obligations and capital structure. Stelco Inc. emerged from CCAA on March 31, 2006. Mr. Caldwell was a director of Stelco Inc. from 1997 until March 31, 2006.

Personal Bankruptcies

To the knowledge of the Company, no director or officer of the Company has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflict of Interest

To the best of management’s knowledge, there is no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VII	Audit Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an audit committee (the “Audit Committee”) which consists of Messrs. John Caldwell (Chairman), Jean-André Élie, Stephen Freedhoff and Mahendra Naik. The directors of the Company have determined that all members of the Audit Committee are “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 Audit Committees and the US Sarbanes-Oxley Act of 2002. The directors of the Company have also determined that each member of the Audit Committee is an “Audit Committee Financial Expert” within the meaning of the US Sarbanes-Oxley Act of 2002. The designation of each member of the Audit Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee.

Name	Relevant Education and Experience
John E. Caldwell (Chairman)

Mr. Caldwell is a Chartered Accountant and holds a Bachelor of Commerce degree from Carleton University, Ontario. He has over 30 years experience as a senior executive of various publicly held companies. Mr. Caldwell has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as President and Chief Executive Officer of SMTC Corporation (a global provider of advanced electronic manufacturing services) since 2003, as President and Chief Executive Officer of CAE Inc. (a flight simulation and training services company) for over 6 years, as Chief Financial Officer of CAE Inc. for 4 years and 12 years in various senior financial positions at a consumer products company.

Mr. Caldwell has acquired through his education and experience, an understanding of accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company’s results, as well as an understanding of internal controls and procedures for financial reporting. Mr. Caldwell is also a member of the audit committee of a number of publicly traded companies.

Name	Relevant Education and Experience
Jean-André Élie

Mr. Élie holds a law degree from McGill University and an MBA from the University of Western Ontario. He has over 35 years experience as a senior executive in the pulp and paper and energy industries as well as with securities and accounting firms. Mr. Élie has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as an officer of both medium and large sized companies. Since his retirement in 2002, he serves on the boards of public and private companies. Mr. Élie is a member of the Quebec Bar Association of Quebec.

Mr. Élie has acquired through his education and experience an understanding of the accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company’s results as well as an understanding of internal controls and procedures for financial reporting. Mr. Élie is also a member of the audit committee of a number of privately held companies.

Stephen Freedhoff

Mr. Freedhoff is a Chartered Accountant and a Certified Financial Planner. He holds a Bachelor of Commerce from the University of Toronto. Mr. Freedhoff was a partner of a national Canadian accounting firm for 30 years and has extensive experience with public company financial reporting. As a Chartered Accountant, Mr. Freedhoff has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. Mr. Freedhoff is also a member of the audit committee of other publicly traded companies.

Name	Relevant Education and Experience
Mahendra Naik

Mr. Naik is a Chartered Accountant with mining and investment industry experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. He is also the Audit Committee Chairman for a TSX listed base-metals company and number of private companies.

2.	Mandate of the Audit Committee

The general mandate of the Audit Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements and related disclosure to the Board of Directors, and more particularly to oversee the Company’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company’s management in connection with financial reporting and internal control and deals with all material matters relating thereto. Based on its review, this committee makes recommendations to the Board of Directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit Committee is attached hereto as Schedule B.

3.	Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Audit Committee has adopted a policy to pre-approve certain permitted non-audit services to be performed by the Company’s external auditors. This policy also delegates to the Chairman of the Audit Committee the power to authorize, upon request from management, the external auditors to perform services that are not Prohibited Services and for which fees are estimated not to exceed C$25,000. Management must report to the Audit Committee on a quarterly basis on the non-auditing services performed by the external auditors.

4.	External Auditor Service Fees

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $1,462,000 in 2008 and $1,210,000 in 2007.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not excluded in the above paragraph were $8,200 in 2008 and nil in 2007.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance and tax advice were $60,700 in 2008 and $30,000 in 2007. The nature of the services comprising these fees was advice regarding compliance and general tax matters.

Sample Chart for the above fee disclosure

The aggregate fees billed by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2008	2007
Audit Fees(1)	1,462,000	1,210,000
Audit-related fees(2)	8,200	Nil
Tax fees(3)	60,700	30,000

Total	1,530,900	1,240,000

(1)	“Audit fees” include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.
(2)	“Audit related fees” include the aggregate fees paid to KPMG LLP, for the provision of technical, accounting and financial reporting advice services.
(3)	“Tax fees” include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.

Item VIII	Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2009 fiscal year to the date hereof, none of the directors or executive officers of the Company or associates or affiliates of any such individuals has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company and its subsidiaries.

Item IX	Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Item X	Material Contracts

2008 Credit Facility

The Company entered into a credit agreement (the “Credit Agreement”) on April 15, 2008 with a syndicate of financial institutions (collectively the “Lenders”) led by The Bank of Nova Scotia and Société Générale providing for a revolving bank credit facility of up to $140 million (the “2008 Credit Facility”). The purpose of the 2008 Credit Facility is to finance general corporate requirements of the Company including permitted acquisitions. The 2008 Credit Facility matures and all indebtedness thereunder is due and payable on April 15, 2013. The Company, with the consent of lenders representing greater than 66 2/3% of the aggregate commitments under the 2008 Credit Facility, has the option to extend the term of the facility for up to two additional one-year terms. The Company must replace or cancel the commitments of any Lenders who do not consent to such an extension.

Advances under the 2008 Credit Facility are available in US dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2008 Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility are guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”) and are secured by a pledge by the Obligors of all of their equity interests in each of the other Obligors (other than the Company) and a pledge by the Obligors of their bank accounts, investment accounts, bullion accounts and certain debt obligations. The Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions and maintaining assets in certain jurisdictions, as well as covenants to maintain certain financial ratios and a tangible net worth of not less than the aggregate of $738 million plus 50% of the Company’s consolidated net income for the fiscal quarter ending December 31, 2007 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50% of the proceeds of equity issuances or contributions after December 31, 2007. The Credit Agreement also includes typical events of default, including any change of control of the Company.

As at March 31, 2009, there was approximately $49 million in the aggregate utilized under the 2008 Credit Facility, including $9 million in letters of credit.

Arrangement Agreement

The Arrangement Agreement entered into by the Company in connection with the Orezone Transaction on December 10, 2008, as amended January 12, 2009, was a material contract of the Company.

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that is material to the Company and which was entered into in the most recently completed financial year of the Company or before the most recently completed financial year but is still in effect as of the date of this Annual Information Form.

Item XI	Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2008.

KPMG LLP, Chartered Accountants

The qualified persons whose names are set forth herein, being: Rejean Sirois, Pierre Pelletier, Daniel Vallieres, Francis Clouston, Elzear Belzile, Ian Glacken, Louis-Pierre Gignac, Louis Gignac, John Hawxby, Phillip Bedell, Rick Skelton and SRK Consulting and Paul Johnson.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Rejean Sirois, Pierre Pelletier, Daniel Vallieres and Francis Clouston are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2008 in their report dated March 26, 2009. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Item XII	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Information, including directors’ and officers’ remuneration, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular pertaining to its Annual General Meeting of Shareholders, scheduled for May 14, 2009, which will involve the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2008.

SCHEDULE A

IAMGOLD ORGANIZATIONAL CHART

SCHEDULE B

IAMGOLD CORPORATION

AUDIT COMMITTEE CHARTER

1.	Overall Purpose and Objectives

The audit committee (the “Committee”) will assist the directors (the “Directors”) of IAMGOLD Corporation (the “Corporation”) in fulfilling their responsibilities under applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will provide oversight with respect to the integrity of financial risks of the Corporation, the performance of IAMGOLD’s internal audit function and the external audit process of the financial information of the Corporation. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management of the Corporate, internal audit and the external auditor of the Corporation as well as monitors the independence of the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board of Directors to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to oversight. Management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements as well as the Company’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Company’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in the Canada (GAAP) and reviewing the Company’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the

Committee shall be entitled to rely on the integrity of those persons within the Company and of the professionals and experts (including the Company’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Company’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.	Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set and pay the compensation for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)

The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.	Membership and Organization

(a)

The Committee will be composed of at least three members. The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate. In this Charter, the terms “independent” and “financially literate” have the meaning ascribed to such terms by Applicable Laws, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix “A” attached hereto. The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the corporate governance committee and must have such accounting or related financial management expertise as the Directors may determine in their business judgment.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Appendix “A” attached hereto.

No committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “B” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b)	The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(c)

The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(d)

The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(e)

The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee or the external auditor of the Corporation may call a meeting of the Committee at any time upon 48 hours prior written notice.

(f)	All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(g)	Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(h)

Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(i)	The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.	Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)	Financial Reporting of the Corporation

(i)

review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)	consider the fairness of the quarterly and annual interim financial statements and financial disclosure of the Corporation and review with management of the Corporation whether,

•	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

•	there are any significant or unusual events or transactions with require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)

meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation, respectively, believes should be discussed privately;

(b)	Internal Controls of the Corporation

(i)

oversee the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(ii)	review the areas of greatest financial risk to the Corporation and whether management of the Corporation is managing these risks effectively;

(iii)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(iv)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(v)	establish procedures for;

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the

Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)	External Auditor of the Corporation

(i)	recommend to the Directors,

•

the external auditor to be nominated for the purposes of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

•	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)

consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)

pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties; and

The Committee shall review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board of Directors.

5.	Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110—Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Company and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

c.	an individual who:

i.	is a partner of a firm that is the Company’s internal or external auditor;

ii.	is an employee of that firm; or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.	is a partner of a firm that is the Company’s internal or external auditor;

ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

e.

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.

an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

a.

has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

b.	is an affiliated entity of the Company or any of its subsidiary entities, is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

a.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b.

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company. In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

b.

A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

c.

A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

d.

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.

Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.

Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.	other relevant experience